Exhibit 99.1

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

2019 NOTICE OF MEETING

PROXY STATEMENT AND INFORMATION CIRCULAR

VERMILION ENERGY

FRONT COVER THEME

As illustrated by the front cover photo of our operations in Germany, Vermilion’s integration of sustainability throughout our business recognizes that we are part of a larger whole: the environments and communities in which we operate. We are therefore committed to conducting our activities in a manner that will protect the health and safety of both. This includes understanding our role in the evolving energy transition within the broader context of the United Nations Sustainable Development Goals (“SDGs”). We believe this approach, in which sustainability is embedded in our corporate strategy, supports Vermilion’s long-term economic viability while building a better future for our stakeholders through enhanced economic, environmental and community wellbeing.

ABOUT VERMILION

Vermilion is a publicly traded, widely held, international oil and gas producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources, with an emerging focus on developing renewable energy projects closely related to our core competencies.

VERMILION IS A DIVERSIFIED ENERGY PRODUCER WITH ASSETS IN THREE POLITICALLY STABLE REGIONS

TABLE OF CONTENTS

Executive Summary

Executive Summary	1
Business Highlights	1
Compensation Highlights	4
Independent Board with Significant Breadth and Depth	6
External Recognition	7

Letter to Shareholders

Letter to Shareholders	8

Shareholder and Voting Information

Invitation to Shareholders	10
General Information	11
Registered and Beneficial Shareholder Voting	15
General Voting Information	16
Annual Business	17
Special Business	18

Director Nominees and Compensation

Director Nominee Biographies	25
Director Compensation	30
Equity Ownership	34

Corporate Governance

Board Governance Policies and Highlights	35
Governance Philosophy	37
Board and Executive Diversity Policy	37
Nomination of Directors	37
Other Public Directorships	38
Directors Serving Together	38
Board Assessments	38
Skills and Experience	39
Continuing Education	42
Orientation	42
Independence and Board Committees	42
Expectations of Board Members	43
Meeting Attendance	43
Sessions without Management	44
Retirement Guideline	44
Terms of Reference	44
Code of Business Conduct and Ethics	45
Risk Oversight	45
Other Committees	45
Sustainability and Climate-Related Governance	46

Board and Committees

Board and Committees	49
Board of Directors	50
Audit Committee	52
Governance and Human Resources Committee	53
Health, Safety and Environment Committee	55
Independent Reserves Committee	55
Sustainability Committee	56
Compensation Discussion and Analysis

Compensation Practices and Highlights	57
Compensation Discussion and Analysis Overview	59
Strategy and Objectives	59
Compensation Program Design	59
Elements of Compensation	61
Peer Groups	67

Corporate Performance Results and Compensation Impact

2018 Performance – Corporate Scorecard Measures and Results	71
2018 Strategic Plan Performance	74
2019 Performance – Corporate Scorecard Changes	77
Executive Ownership Guidelines	80
Clawback Policy (Recoupment of Incentive Compensation)	80
Trading in Vermilion Securities	81
Anti-Hedging Policy	81
Succession Planning	81
President and Chief Executive Officer Review	82
Performance Graph	82
Cost of Management Ratios	83
2018 Total Compensation Mix	84

Executive Compensation

Named Executive Officers	85
2018 Compensation Decisions	88
Summary Compensation Table	91
Termination and Change of Control Benefits	94

Schedules and Other Information

Schedule “A” – Terms of Reference for the Board	A-1
Schedule “B” – Summary of Vermilion Incentive Plan	B-1
Schedule “C” – Summary of Five-Year Security-Based Compensation Arrangement	C-1
Schedule “D” – Summary of Deferred Share Unit Plan	D-1
Schedule “E” – Summary of Employee Bonus Plan	E-1
Schedule “F” – Summary of Employee Share Savings Plan	F-1
Schedule “G” – Advisory Statements	G-1
Corporate Information	Inside back cover

Executive Summary

EXECUTIVE SUMMARY

You can find the key highlights of our proxy statement and key results for 2018 in the next few pages. Please refer to the Strategic Highlights section starting on page 74 for full details of our 2018 performance.

Business Highlights

The commodity price environment remained volatile during 2018. In spite of this environment, 2018 was a successful year for Vermilion.

TOTAL SHAREHOLDER RETURN (“TSR”) OUTPERFORMANCE

✓	In a highly volatile commodity price environment, Vermilion has continued to be a relatively defensive issue, producing better TSR results than our peer group for one, three and five-year cumulative TSR.

FUND FLOWS FROM OPERATIONS1 (“FFO”)

✓	Track record of FFO growth over the long-term despite a volatile commodity price environment.

✓	Reflecting our continuous improvement in capital efficiency, this production growth translated into free cash flow[1] growth of 14%.

ANNUAL PRODUCTION

✓	Record annual average production of 87,270 boe/d in 2018, with Q4 2018 production in excess of 100,000 boe/d.

✓	Continued production per share (“PPS”) growth at significantly lower capital intensity. In 2018, PPS increased by 10%, marking our sixth straight year of PPS growth. Our compounded annual PPS growth rate over this time has been 8%.

RESERVES

✓	We have efficiently and consistently increased our reserves base over the past 16 years, featuring strategic acquisitions and conversions from our high-quality resource portfolio over the past several years.

✓	Since 2012, reserves per share have increased at an 11% compounded pace.

Notes:

1.	See Advisory in Schedule “G”.
2.	As evaluated by GLJ in a report dated February 7, 2019, with an effective date of December 31, 2018. See Advisory in Schedule “G”.

Page 1 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Executive Summary

RELIABLE AND GROWING DIVIDENDS

✓	We have never cut our monthly dividend since inception of the dividend in 2003.

✓	We announced a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share, effective with the April 2018 dividend paid on May 15, 2018.

✓	We have increased our dividend four times (2007, 2013, 2014 and 2018), paying a total of more than $3.3 billion of dividends since inception in 2003 to December 31, 2018.

CONSERVATIVE BALANCE SHEET

✓	Ample liquidity to execute our business plan.

COMMODITY MIX

✓	Commodity and geographic diversification reduce volatility.

Note:

1.	Company estimates as at February 22, 2019. FCF is a non-standardized measure (see Advisory in Schedule “G”) and excludes interest expense. FCF defined as FFO less E&D sustaining and growth capital expenditures. FCF estimate based on February 22, 2019 strip: Brent US$65.41/bbl; WTI US$57.86/bbl; LSB = WTI less US$3.48; TTF $8.40/mmbtu; AECO $1.60/mmbtu; CAD/USD 1.31; CAD/EUR 1.51 and CAD/AUD 0.94. Includes existing hedges. North American Gas, NGL, US and CEE have been excluded as those products and countries are estimated to produce not meaningful or negative FCF in 2019 at quoted strip.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 2

Executive Summary

VERMILION’S INTERNATIONAL ADVANTAGE

✓	Focused in three core areas: Europe, North America and Australia, with stable, well-developed fiscal and regulatory regimes.

✓	Global asset portfolio provides commodity diversification and premium pricing.

✓	Diversified product portfolio reduces price correlation, increasing stability of our cash flows.

✓	Project diversification allows allocation of capital expenditures to the highest return commodity products and jurisdictions, increasing return on capital employed and producing more reliable growth.

✓	Greater selection of business development opportunities due to global reach.

Commodity Exposures	North American Natural Gas	European Natural Gas	WTI Crude Oil	Brent Crude Oil
Vermilion	✓	✓	✓	✓
North American Industry	✓		✓
International Industry		✓		✓

EMISSIONS INTENSITY PER BOE

✓	Our emissions intensity provides an important benchmark, illustrating that we are decreasing greenhouse gas emissions in the production of each barrel of oil equivalent that we produce.

Note:

1.	Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources) and Scope 2 (Indirect, from purchased energy sources) in tonnes of carbon dioxide equivalent per barrel of oil equivalent.

Page 3 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Executive Summary

Compensation Highlights

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the size, scope, and success of Vermilion’s global business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value. Total compensation is targeted between median and top quartile, depending on Company and individual performance. A combination of superior individual and corporate performance results in above median compensation.

The 2018 Named Executive Officers (“NEOs”), who we also refer to as “executives” in this document, are the President and Chief Executive Officer, Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, Executive Vice President, People and Culture and Vice President, Business Development.

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

In 2018, we completed an extensive revision of our corporate performance scorecard models, and we made changes to both our 2019 short-term and long-term incentive program scorecards (“STIP Scorecard” and “LTIP Scorecard”). We modified the respective scorecards to include a minimum of two operational and two return-based performance metrics for each one. Within our scorecards, we disclose the metrics, rationale for the metrics chosen, pre-established targets, achieved results, and the final overall score linked to our compensation program.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 4

Executive Summary

PRESIDENT AND CHIEF EXECUTIVE OFFICER (“CEO”) VARIABLE PAY

✓	100% based on corporate performance.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding 6th annual ‘Say on Pay’ vote.

✓	2018 support of 86% and five-year average support of 95%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangements that are designed to hedge.

CLAWBACK POLICY

✓	Requires repayment of any incentive pay where executive(s) or officer(s) engage in intentional misconduct that causes financial restatement.

ROBUST OWNERSHIP POLICY

✓	Directors, 3 times annual retainer.

✓	CEO, 8 times base salary _ exceeds the industry average ownership requirements.

✓	CEO, post-retirement holding period of 2 times annual base salary for a period of 12 months.

✓	Executive Vice Presidents, 3 times base salary.

✓	Vice Presidents, 1 times base salary.

EXECUTIVES VARIABLE PAY (OTHER THAN CEO)

✓	Executive Vice Presidents based on 2/3 corporate and 1/3 individual performance.

✓	Vice Presidents based on 1/3 corporate performance and 2/3 individual performance.

DOUBLE TRIGGER EXECUTIVE AGREEMENTS

✓	CEO relinquished single trigger and moved to double trigger in 2018.

✓	All new executive agreements will be double trigger.

✓	Existing executive agreements are grandfathered with single trigger.

COMPENSATION RISK

✓	We focus on governance around our executive compensation:

✓	Stress-testing to provide possible payouts under various market conditions when we are seeking approval of compensation programs.

✓	Back-testing to determine whether amounts recommended for payout under our compensation programs are aligned with our initial expectations and overall corporate performance.

Page 5 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Executive Summary

Independent Board with Significant Breadth and Depth

✓	Vermilion maintains a skills matrix to evaluate the skill set of the Board of Directors (“Board”) based on individual director self-assessments.

✓	In addition to the skills matrix summarized below, we have developed a sustainability-specific skills matrix to highlight the skills and experience that our Board members bring to managing environment, social and governance factors.

✓	Our Board members have significant relevant experience in all facets of our business.

For full details on the Board skills matrix, including the sustainability skills matrix, see page 39.

SUSTAINABILITY COMMITTEE

✓	In 2018, we have taken our commitment to being a leader in environmental, social and governance practices a step further, through the establishment of a Sustainability Committee by the Board to provide oversight with respect to sustainability policy and performance.

DIRECTOR NOMINEES TENURE

✓	60% of the Board has less than five years tenure.

BOARD REFRESHMENT

✓	We annually review the Board size and composition to ensure appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company.

✓	In 2018, one appointment was approved:

✓	Ms. Carin Knickel – August 1, 2018.

REPRESENTATION OF WOMEN

✓	We recognize the importance of gender diversity.

✓	In 2018, we introduced a formal Board and Executive Diversity Policy relating to representation of women in our Board and executive officer level positions.

✓	We have launched a mentoring program, focused on helping high-potential female employees develop their management skills and prepare them for senior leadership roles in the future.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 6

Executive Summary

EXTERNAL RECOGNITION

BOARD GAMES

✓	Recognized for excellence in governance practices as part of the Globe and Mail’s annual Board Games governance report. Vermilion’s governance practices resulted in a rank of 2nd amongst Canadian oil and gas companies in 2018 and within the top quartile of all companies in the S&P/TSX Composite Index.

CANADIAN COALITION FOR GOOD GOVERNANCE

✓	Recognized year-after-year for best practices for proxy disclosure in the area of corporate governance relating to disclosure on executive compensation, directors’ independence, benefits, and perquisites.

ISS GOVERNANCE QUALITYSCORE

✓	In 2018, recognized for excellence in managing governance risk with decile scores of “1” for Environmental practices, “2” for Social practices and “3” for Governance practices. A decile score of “1” indicates lower governance risk, while a “10” indicates higher governance risk. Institutional Shareholder Services (“ISS”) QualityScore is a scoring solution supported by data on environmental, social and governance practices, designed to help institutional investors identify risks within portfolio companies.

GREAT PLACE TO WORK® INSTITUTE

✓	Recognized as a Best WorkplaceTM in Canada, the Netherlands and Germany. In Canada, Vermilion is the only energy company on a Best WorkplaceTM list (small, medium or large). This recognition is a positive reflection of Vermilion’s strong corporate culture.

CORPORATE KNIGHTS 2018 FUTURE 40

✓	Vermilion has earned recognition on the Corporate Knights Future 40 Responsible Corporate Leaders in Canada listing every year since the list’s inception in 2014. In 2018, we ranked 11th, and were the highest rated oil and gas company on the list.

CDP DRIVING SUSTAINABLE ECONOMIES

✓	Vermilion was named to the CDP Climate Leadership Level (A-) for the second consecutive year in 2018. We were the only Canadian oil and gas company to achieve this level, which places us among the top two percent of companies in North America and the top five percent globally.

FM-FSI COMPETITION FOR BEST SUSTAINABILITY REPORT

✓	The Montreal-based Finance and Sustainability Initiative selected Vermilion as a finalist for the FM-FSI Competition for Best Sustainability Report in the Non-Renewable Resources – Oil and Gas category for 2018.

MSCI’S GOVERNANCE METRICS REPORT

✓	In 2018, Vermilion's MSCI Environment, Social and Governance (“ESG”) rating remained at A, marking the second consecutive year Vermilion has scored at a high level, and our Governance Metrics score ranked in the top decile globally. This recognition reflects our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

ROBECOSAM

✓	Vermilion received a top quartile ranking in 2018 for our industry sector in RobecoSAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

Page 7 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Letter to Shareholders

Letter to Shareholders

Founded in 1994, and now recognized as a premier operator both onshore and offshore, Vermilion has been delivering outstanding financial and operational performance for 25 years. This is made possible by the efforts of more than 1,000 staff (employees and contractors) located across our global operations. In 2018, we continued to be recognized by Great Place to Work® Institute as a Best WorkplaceTM in Canada, the Netherlands and Germany.

Vermilion’s operations are focused in three core regions – North America, Europe and Australia – providing diversified commodity exposure and breadth of opportunity. Our international asset base provides the high margins, low base production decline rates and strong capital efficiencies necessary to support our self-funded growth-and-income business model. We have developed an inventory of conventional and semi-conventional projects which we manage at a growth rate appropriate to our asset base and business model. We continue to increase our portfolio of development and exploration opportunities, as evidenced by our increasing reserves and resources.1

We aim to deliver annual organic production growth along with reliable and increasing dividends to our shareholders, while maintaining debt ratios that are below sector averages. Vermilion continues to produce favourable results on all of these key measures. Since 2003, we have increased our dividend four times, most recently in April 2018, and have never reduced our dividend. Cumulatively, we have paid out over $3.3 billion in dividends, exceeding our entire equity issuance since Vermilion’s inception.

We continuously evaluate opportunities to augment our organic growth targets with accretive acquisitions that are subject to disciplined evaluation criteria, to ensure they add long-term value for our shareholders. The principles underlying our business model have allowed us to repeatedly weather commodity price instability, enabling the delivery of dependable returns to our shareholders. Vermilion has generated a compound annualized total return2 of 28.0% since our inception in 1994.

In 2018, we conducted our most active drilling program in our history, while holding Exploration and Development (“E&D”) capital investment below the level from five years earlier, a time when our production rate was less than half of what it is today. We also completed four acquisitions within our existing core areas last year, making this our most active year in terms of both organic and M&A activity. As a result, we delivered record annual production of 87,270 boe/d, representing a year-over-year increase of 28%, or 10% on a per share basis. We achieved a significant operational milestone in Q4 2018 as our production exceeded 100,000 boe/d for the first time in our history. Similarly, we increased our proved plus probable reserves by 63% to 488.1 mmboe1, reflecting a year-over-year increase of 31% on a per share basis.

Looking forward, we estimate that cash dividends will constitute approximately $400 million in 2019. Our capital budget of $530 million for 2019 is designed to deliver a production range of 101,000 to 106,000 boe/d, resulting in year-over-year production per share growth of 8%. At current differentials and using the current commodity strip for Brent, WTI and European natural gas, we estimate that we will be more than self-funded for our dividends and capital program for 2019, with excess cash generation earmarked for further debt reduction.

Our 2018 acquisitions added high netback, low decline and free cash flow3 generating producing assets while also significantly expanding our future project inventory. We are very disciplined in our M&A approach and apply a rigorous strategic framework, comprehensive technical evaluation methodology, and consistent decision criteria for any assets that we consider in our three operating regions. We were able to opportunistically conclude the Spartan acquisition, a Saskatchewan/Manitoba waterflood purchase, and a Powder River Basin stacked zone land and production acquisition, along with the consolidation of additional working interests in Corrib. These important acquisitions enhanced our margins, reduced risk in our operating and financial profiles, expanded our development project inventory, increased our operating control, and diversified our asset base away from Alberta’s particularly challenged product pricing. As a result of our organic and acquisition activities, we generated a Return on Capital Employed (“ROCE”)3 of 9% in 2018, compared to our five-year average ROCE of 4%.

At Vermilion, we have always been committed to the priorities of health and safety, the environment, and economic prosperity – in that order. Nothing is more important to us than the safety of our communities and those who work with us, and the protection of our natural surroundings. And while our communities rely on us to conduct business responsibly, we believe in reaching beyond conscientious operation, ensuring that our investors, staff, partners and communities share in our success.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 8

Letter to Shareholders

Over the past decade, Vermilion has consciously pursued the integration of environmental and social sustainability into our business strategy, beginning in 2008 with our use of recycled geothermal energy in our Parentis greenhouse project. We continue to expand our recycled geothermal projects, now supplying heat to social housing projects in France and soon to agricultural centers in Netherlands. We are proud of our demonstrated record of enhanced energy efficiency and flared gas reductions in our oil and gas operations, reducing absolute emissions while increasing energy production for the third consecutive year. We are honoured to be a central contributor to these economic and social success stories, which positively impact several interconnected United Nations Sustainable Development Goals: SDG 7 on Affordable and Clean Energy, SDG 8 on Decent Work and Economic Growth, SDG 10 on Industry, Innovation and Infrastructure, and SDG 13 on Climate Change.

Our strategy – in which we prioritize people and the environment – is aligned with many of the Task Force on Climate-related Financial Disclosures’ (TCFD) recommendations for managing climate risks and opportunities in terms of governance, strategy, risk management and measurement. In 2018, for the second consecutive year, we were named to Climate Leadership Level (A-) by the CDP (formerly named the Carbon Disclosure Project). This year, we have taken our commitment to being a leader in environmental, social and governance practices a step further, through the establishment of a Sustainability Committee by the Board to provide oversight with respect to sustainability policy and performance.

Vermilion’s strong record of leadership in Strategic Community Investment continued in 2018, as we established our second company-wide community investment program. This aligns with our strategy to create shared value between the Company and our communities, assessing where our financial investments and our employees’ volunteer time best align with community needs. Following the successful launch of our Global Emergency Responder Program in 2017, which focuses on safety, we established the Global Environmental Stewardship Program. Our initial investments will leverage our operational focus on protecting the environment by supporting land conservation (Canada, United States and the Netherlands), environmental work experience for underemployed individuals (France), and volunteer reforestation (Croatia). We implement all of these programs with a deep respect for the non-profit organizations with which we partner, recognizing that our mutual contributions to SDG 17, on Partnerships, strengthen our communities in ways that would not be possible if we were operating alone.

The achievements of our Company would not be possible without the dedication, creativity and hard work of our staff, and the strong leadership of our Board of Directors. Our staff and Board work collaboratively to assess and adapt to today’s multi-faceted challenges to our industry, and to devise the corporate strategy that will continue our long-term record of success in the face of these new challenges. Vermilion is determined to stay at the forefront of economic, social and environmental success.

On behalf of Vermilion’s Board of Directors, we appreciate your continued support as we approach a quarter century of operational, market and ESG outperformance. Thank you for your interest and investment in Vermilion.

(“Lorenzo Donadeo”)	(“Anthony Marino”)

Lorenzo Donadeo	Anthony Marino
Chair of the Board	President and Chief Executive Officer

Notes:

1.	Based on reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018.
2.	Annualized total returns are calculated to December 31, 2018.
3.	Non-GAAP Financial Measure. See Advisory in Schedule “G.”

Page 9 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

Invitation to Shareholders

Dear Vermilion Shareholder,

It is our pleasure to invite you to attend our annual general meeting to be held on Thursday, April 25, 2019 at 3:00 pm MDT (“Meeting”) in the Ballroom of the Metropolitan Centre, in Calgary, Alberta. At the Meeting you will hear about our 2018 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other shareholders.

Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, director nominees, our governance practices, and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Thursday, April 25, 2019 at 3:00 pm MDT
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 11, 2019
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2018;
2. fixing the number of directors to be elected at the Meeting at 10 directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors;
5. approving the adoption of, and unallocated entitlements under, the Deferred Share Unit Plan governing the issuance of deferred share units of the Company to non-employee directors and certain service providers of the Company;
6. approving unallocated entitlements under, and amendments to, the Vermilion Incentive Plan;
7. approving unallocated entitlements under, and amendments to, Vermilion’s Employee Bonus Plan;
8. approving unallocated entitlements under, and amendments to, Vermilion’s Employee Share Savings Plan;
9. approving unallocated entitlements under, and amendments to, Five-Year Security-Based Compensation Arrangement; and
10. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page15) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo
Chair of the Board

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 10

Shareholder and Voting Information

General Information

Vermilion

Vermilion Energy Inc. is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands, Germany and Central and Eastern Europe, and oil drilling and workover programs in France and Australia. Vermilion holds a 20% operated interest in the Corrib gas field in Ireland. Vermilion operates approximately 90% of its production on a worldwide basis. Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 8.0%.

Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”.

We use the following abbreviations for the names of the committees in tables:

ñ	AC = Audit
ñ	GHR = Governance and Human Resources
ñ	HSE = Health, Safety and Environment
ñ	IR = Independent Reserves
ñ	SC = Sustainability

Canada Business Unit

Vermilion’s Canadian production is primarily focused in the West Pembina region of West Central Alberta and in southeast Saskatchewan and Manitoba. Vermilion's main targets in West Pembina are the condensate-rich Mannville and Cardium light oil plays, while our light oil targets in southeast Saskatchewan and Manitoba are primarily the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. West Pembina is the Company's main NGL producing area.

Australia Business Unit

In 2005, Vermilion acquired a 60% operated interest in the Wandoo offshore oil field and related production assets, located on Western Australia's northwest shelf. In 2007, Vermilion acquired the remaining 40% interest in the asset. Production occurs from 20 well bores and five lateral sidetrack wells that are tied into two platforms, Wandoo 'A' and Wandoo 'B'.

France Business Unit

Vermilion entered France in 1997 and has completed three subsequent acquisitions. The Company is the largest oil producer in the country and represents approximately three-quarters of domestic oil production. Vermilion predominately produces oil in France and the Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin southwest of Bordeaux, and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy, and the two major fields in the Aquitaine Basin are Parentis and Cazaux.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the country's second largest onshore natural gas producer (excluding state-owned energy company EBN). Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Germany Business Unit

Vermilion entered Germany in 2014 with the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of oil and gas producing properties that provided Vermilion with its first operated position in the country. We hold a significant undeveloped land position in Germany as a result of a farm-in agreement the Company entered into in 2015. Our natural gas production in Germany is priced with reference to the NCG and GPL indices which are both highly correlated to the TTF benchmark, and our oil production is priced with reference to Dated Brent.

Ireland Business Unit

Vermilion acquired an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland in 2009. The asset is comprised of six offshore subsea wells, an onshore natural gas processing facility and offshore and onshore pipeline segments.

In July 2017, Vermilion and Canada Pension Plan Investment Board ("CPPIB") announced a strategic partnership in Corrib, whereby CPPIB acquired Shell E&P Ireland Limited’s 45% interest in Corrib. At closing, we assumed operatorship of Corrib, and CPPIB transferred a 1.5% working interest to Vermilion, bringing our ownership interest in Corrib to 20%. The acquisition has an effective date of January 1, 2017 and closed in December 2018.

United States Business Unit

Vermilion entered the United States in 2014 in the East Finn oil field of northeastern Wyoming and expanded its position through the 2018 acquisition of mineral land and producing assets in the Hilight oil field located approximately 40 miles northwest of the existing assets. All of our working interest ownership in Wyoming is Company operated.

 Page 11 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

Central and Eastern Europe ("CEE") Business Unit

Vermilion established a CEE Business Unit in 2014 with a head office in Budapest, Hungary. The CEE Business Unit is responsible for business development in CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia. We drilled our first well (1.0 net) in CEE in the South Battonya license of Hungary in Q1 2018.

Common Shares Outstanding

At the close of business on March 1, 2019, there were 152,894,656 Common Shares outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had, during 2018, a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or executives. As a result, there are no loans outstanding to any of them.

Annual Report and Other Documents

We file our Annual Report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and Management’s Discussion and Analysis for the most recently completed fiscal year. A copy of the Annual Report, including our annual financial statements, notes and Management’s Discussion and Analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Under the Premium Dividend™ and Dividend Reinvestment Plan (the “Plan”), eligible shareholders who elect to participate in the Dividend Reinvestment Component can reinvest their dividends in Common Shares at the Average Market Price (with no broker commissions or trading costs).

Participation in the Plan, which is explained in greater detail in the complete Plan document available on Vermilion’s corporate website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”), is subject to eligibility restrictions, applicable withholding taxes, prorating as provided for in the Plan, and other limitations on the availability of Common Shares to be issued or purchased in certain events. Participation in the Plan is available to Canadian residents and non-U.S. resident foreign shareholders who meet certain eligibility criteria as set forth in the complete Plan. U.S. resident shareholders are not currently permitted to participate in the Plan due to the requirement, under U.S. securities regulations, to maintain a continuous shelf registration for issuance of new equity to U.S. shareholders. At this time, Vermilion has not put in place the required shelf registration due to the high cost of establishing and maintaining such a shelf registration.

For more information on our Premium Dividend™ and Dividend Reinvestment Plan, defined meanings for capitalized terms above, eligibility restrictions, and enrollment information and forms among other details, please refer to the complete copy of the Premium DividendTM and Dividend Reinvestment Plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Dividends”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 12

Shareholder and Voting Information

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chair of the Board, the Lead Director or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chair of the Board, the Lead Director or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations and items that are commercial in nature (e.g. advertising).

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s Disclosure Policy. To that end, our Board, executives and investor relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year:

ñ	through both formal and informal in-person meetings with investors across North America, Europe and Asia;
ñ	through participation in industry-based institutional and retail conferences and expositions;
ñ	through conducting of executive tours of our facilities and operations and the hosting of open houses for stakeholders in the communities in which we operate;
ñ	through the hosting of quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;
ñ	through our regulatory filings and the issuance of news releases;
ñ	through regular media interviews on business news networks;
ñ	by maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);
ñ	participated in 29 conferences and 16 roadshows in 2018, resulting in over 480 meetings including 410 institutional meetings, 32 sell-side meetings and 41 retail presentations;
ñ	hosted an investor day in Toronto on November 27, 2018 with 131 live participants and 104 viewings of the archived webcast;
ñ	by providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;
ñ	by holding an annual general meeting in-person, during which shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting; and
ñ	by providing avenues to communicate directly with the Board or any member, as set out above.

In 2018, in addition to the ongoing quarterly and annual shareholder engagements listed above, we engaged with ISS and Glass Lewis to better understand their policies and guidelines in preparation for the 2019 Circular.

Page 13 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

Sustainability Approach

As a responsible oil and gas producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:

ñ	the safety and health of our staff and those involved directly or indirectly in our operations;

ñ	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and

ñ	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of staff, contractors, partners and suppliers.

Reflecting these priorities, we have positioned Vermilion purposefully within the energy transition. Predictions differ about the manner and speed of the transition, but our own scenario analyses are clear that Vermilion can best contribute by focusing on producing energy safely and responsibly, and also reliably and cost-effectively. We also believe those stakeholders who are concerned about sustainability, including investors, governments, regulators, communities and citizens, should turn to best-in-class operators such as Vermilion to ensure our assets in oil and gas are strategic resources that can be deployed in the service of the energy transition and, indeed, of the framework for the planet’s health and wellbeing represented by the SDGs.

To support our strategy, we regularly communicate with our stakeholders, including via our sustainability reporting. In 2018, following a review of recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board, we adopted a wider approach to reporting, including within this document and in our Management’s Discussion and Analysis.

For more information, please see references to sustainability throughout this document, including Corporate Governance on page 46, and the Sustainability Committee on page 56. For additional context, our Sustainability Report can be found on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 14

Shareholder and Voting Information

Registered Shareholder Voting

You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

In person at the Meeting (see below)
By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

Voting in Person

If you plan to attend the Meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive at the Meeting.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the Meeting, unless you properly revoke your proxy.

Return your completed proxy in the envelope provided so that it arrives by 3:00 pm MDT on April 23, 2019 or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before April 24, 2019 (or the last business day before the Meeting if it is adjourned or postponed), or to the Chair of the Meeting on April 25, 2019.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial holder if your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the Meeting (see below)
By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Voting in Person

If you plan to attend the Meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the Meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the Meeting, to ensure that your vote will be counted.

Voting by Proxy

You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the Meeting, unless you properly revoke your proxy.

Return your completed form in the envelope provided so that it arrives by 3:00 pm MDT on April 23, 2019 or if the Meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 3:00 pm MDT on April 23, 2019. This will give your nominee time to submit the revocation to us.

Page 15 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

General Voting Information

Notice-and-Access Notification

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.

In relation to the Meeting, registered shareholders and beneficial shareholders who have requested to receive a paper copy will receive a paper copy of the Circular and a form of proxy whereas all other beneficial shareholders will receive a voting instruction form and a Notice-and-Access Notification which will include a link to the Circular and the 2018 Annual Report (“Meeting Materials”). Non-objecting beneficial owners (“NOBOs”) of Common Shares will have their Meeting Materials delivered directly by the Company with the assistance of Broadridge, and the Company intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares. Contact information is obtained in accordance with applicable securities regulatory requirements. By choosing to send Meeting Materials to NOBOs directly, the Company has assumed responsibility for (i) delivering these materials, and (ii) executing proper voting instructions. Beneficial owners are asked to please return their voting instructions as specified in the request for voting instructions.

A paper copy of the financial information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

Interactive Proxy

We are pleased to continue to provide our shareholders with an interactive format for reviewing our Circular. This online platform makes it easy for shareholders to access the content within an intuitive and easy-to-navigate framework. Presenting content online is a cost-effective and environmentally friendly alternative to printing.

To access our interactive format, please visit our website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Annual General Meeting”).

Date of Information

This information contained in this Circular is as of March 1, 2019, unless otherwise noted.

Mailing of Circular

The Meeting Materials and Notice-and-Access Notification will be mailed on March 20, 2019 to shareholders of record on March 11, 2019.

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.

We will provide Meeting Materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

The record date for the Meeting is March 11, 2019. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 16

Shareholder and Voting Information

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Anthony W. Marino or Lars W. Glemser, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at 10 directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Approving the adoption of, and unallocated entitlements under, the Deferred Share Unit Plan	FOR
Approving unallocated entitlements under, and amendments to, the Vermilion Incentive Plan	FOR
Approving unallocated entitlements under, and amendments to, Vermilion’s Employee Bonus Plan	FOR
Approving unallocated entitlements under, and amendments to, Vermilion’s Employee Share Savings Plan	FOR
Approving unallocated entitlements under, and amendments to, Five-Year Security-Based Compensation Arrangement	FOR
Advisory vote on executive compensation	FOR

Quorum

We can only conduct business at the Meeting if we have a quorum – where at least two people attend the Meeting in person and hold or represent by proxy at least 25% of the total outstanding Common Shares.

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

Annual BUSINESS

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2018 and the respective auditor’s report are included in the 2018 Annual Report which will be available at the Meeting. The Annual Report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be fixed at 10. Unless otherwise directed, it is the intention of management to vote proxies in favour of fixing the number of directors to be elected at 10.

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Dr. Timothy R. Marchant
Larry J. Macdonald	Anthony W. Marino
Carin A. Knickel	Robert B. Michaleski
Stephen P. Larke	William B. Roby
Loren M. Leiker	Catherine L. Williams

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see pages 25 to 29 for more information on the nominees). As Mr. Macdonald has reached the age of 70, and the GHR Committee oversees nominations, it has been recommended and approved by the Board that he remains for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategic plan. Our Board retirement guideline can be found on page 44.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Page 17 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

Majority Voting Policy

The Board adopted a Majority Voting Policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The GHR Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2019. Deloitte LLP were first appointed as Vermilion’s auditors in 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Special Business

Security-Based Compensation Arrangements – Unallocated Entitlements

Vermilion has five security-based compensation arrangements: (i) the Vermilion Incentive Plan (“VIP”); (ii) the Employee Bonus Plan (“Bonus Plan”); (iii) the Employee Share Savings Plan (“Savings Plan”); (iv) the Five-Year Security-Based Compensation Arrangement (“Compensation Arrangement”); and (v) the Deferred Share Unit Plan (“DSU Plan”), which has been approved and adopted by the Board and is subject to shareholder approval at the Meeting. In this document the VIP and the Compensation Arrangement are referred to as “LTIP”. The features of each of these plans are described in more detail below.

Since the number of Common Shares issuable under the security-based compensation arrangements is based on a fixed percentage rather than a fixed maximum number of shares, the TSX requires a majority of the Board and shareholders to approve, every three years, all unallocated entitlements under the security-based compensation arrangements. In this Circular, unallocated entitlements refer to awards not granted and represent the balance between the reserve under each plan and the number of awards issued and outstanding.

In preparation for the 2019 approval and in connection with the adoption of the DSU Plan, Vermilion reviewed the share reserves under its security-based compensation arrangements and determined that it is preferable to amend each of the security-based compensation arrangements to decrease the rolling reserve of the number of Common Shares issuable under all of the security-based compensation arrangements to 3.5% of the total number of issued and outstanding Common Shares (a decrease from the current 3.8% reserve), calculated on an undiluted basis, and to increase the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to each of the Bonus Plan and Savings Plan to 500,000 from 300,000 Common Shares and pursuant to the Compensation Arrangement to 500,000 from 100,000 Common Shares. The maximum number of Common Shares that may be issued pursuant to the DSU Plan is 300,000 Common Shares. Vermilion considers the decrease of the rolling reserve for all of Vermilion’s security-based compensation arrangements from 3.8% to 3.5% of the issued and outstanding Common Shares, as prudent stewardship for shareholders.

If the proposed amendments are approved, the rolling reserve will be reduced to 3.5% (from 3.8%) of the total number of issued and outstanding Common Shares from time-to-time and the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to each of the Bonus Plan, Savings Plan and the Compensation Arrangement will be limited to 500,000 Common Shares, and the DSU Plan will be limited to 300,000 Common Shares.

Plan Category	# of Shares as at March 1, 2019	Annual Maximum Issuance per Plan
Total Shares Issued and Outstanding	152,894,656	n/a
3.5% Rolling Reserve	5,351,313	n/a
VIP Awards (issued and outstanding)	1,867,630	n/a
Compensation Arrangement (issued and outstanding)	36,845
Total Share Awards (VIP and Compensation Arrangement issued and outstanding)	1,904,475	n/a
Unallocated Entitlements (available for future issuance)	3,446,838[1,2,3]	n/a
ñ Vermilion Incentive Plan		n/a
ñ Savings Plan		500,000
ñ Bonus Plan		500,000
ñ Compensation Arrangement		500,000
ñ DSU Plan[4]		300,000

Notes:
1.	Unallocated awards available for future issuance is based on one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.5% less VIP and Compensation Arrangement awards and DSUs issued and outstanding. As at March 1, 2019, no DSUs were issued; the first DSU grant will be March 31, 2019.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 18

Shareholder and Voting Information

2.	If the annual maximum number of Common Shares available for issuance under each of the Savings Plan, Bonus Plan and the Compensation Arrangement is increased to 500,000 Common Shares under each plan, and such maximum number of Common Shares are issued under each plan and under the DSU Plan (assuming the DSU Plan is approved by the shareholders at the Meeting), 1,646,838 unallocated share awards will remain available for future issuance under the VIP. If the amendment to increase the annual maximum number of Common Shares available for issuance under each of the Savings Plan, the Bonus Plan and the Compensation Arrangement is not approved by shareholders at the Meeting and the DSU Plan is not approved by the shareholders at the Meeting, 2,446,838 unallocated share awards will remain available for future issuance under the VIP (assuming the amendment to reduce the rolling reserve to 3.5% is approved).
3.	Total unallocated entitlements available for future issuance based on our current rolling reserve of 3.8% is 3,905,522. If the amendment to decrease the rolling reserve from 3.8% to 3.5% is not approved by shareholders at the Meeting, 3,905,522 unallocated entitlements will remain available for future issuance.
4.	The grant of DSUs on March 31, 2019 with an aggregate value of $447,589 (estimated 13,202 Common Shares using a $33.90 share price as at March 1, 2019) will reduce the annual maximum number of 300,000 Common Shares available for issuance under the DSU.

Assuming upon vesting all awards are settled in Common Shares issued from treasury, as of March 1, 2019: (i) 1,867,630 share awards were issued and outstanding under the VIP (equal to approximately 1.22% of our issued and outstanding Common Shares); (ii) 36,845 share awards were issued and outstanding under the Compensation Arrangement (equal to approximately 0.02% of our issued and outstanding Common Shares); and (iii) no awards were issued and outstanding under either the Savings Plan, the Bonus Plan, or the DSU Plan. As each of the security-based compensation arrangements is subject to the same 3.5% “rolling reserve” limit, 3,446,838 unallocated entitlements (equal to approximately 2.25% of our issued and outstanding Common Shares) remain available for future issuance under the security-based compensation arrangements. If the amendment to decrease the reserve from 3.8% to 3.5% is not approved by shareholders at the Meeting, 3,905,522 unallocated entitlements (equal to approximately 2.55% of our issued and outstanding Common Shares) would remain available for future issuance under the security-based compensation arrangements.

At the Meeting, shareholders will be asked to approve the unallocated entitlements under our security-based compensation arrangements. If approved, we will again be required to seek shareholder approval of unallocated entitlements under our security-based compensation arrangements by no later than the annual meeting of shareholders held in 2022.

If shareholder approval of the unallocated entitlements is not obtained at the Meeting, the existing 1,867,630 share awards will vest and be settled in accordance with the VIP, the existing 36,545 share awards will vest and be settled in accordance with the Compensation Arrangement and the remaining 3,446,838 unallocated entitlements (3,905,522 unallocated entitlements in case of the 3.8% reserve) will not be permitted to be settled with Common Shares issued from treasury until shareholder approval is obtained. If shareholders do not approve the unallocated entitlements, awards will be settled in cash or with Common Shares purchased on the secondary market (or a combination thereof).

Summaries of all five plans are included in the Schedules to this Circular and a full copy of each plan can be found on SEDAR at www.sedar.com under Vermilion’s profile (filed March 20, 2019 under “Other Securityholders Documents”). In consideration of the environment and savings associated with reduced printing, shipping and mailing costs, we have not included copies of the plans in this Circular.

Deferred Share Unit Plan

Approval of Deferred Share Unit Plan

The DSU Plan was recently approved by the Board with an effective date of January 1, 2019. The principal purposes of the DSU Plan are to: (i) align our director compensation structure with the best governance practice; (ii) strengthen the ability of the Company and its affiliates to retain qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; (iii) provide a competitive long-term incentive program to attract qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; and (iv) promote a proprietary interest in the Company through share ownership thereby aligning the interests of non-employee directors and other specified non-employee service providers with shareholders. A summary of the DSU Plan is set forth in Schedule "D" of this Circular and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The DSU Plan provides for grants of deferred share units (“DSUs”) to Designated Participants (as defined in the DSU Plan).

A non-employee director Designated Participant is required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer in the form of DSUs. In accordance with our Share Ownership Policy, non-employee directors are subject to a mandatory 50% DSU election until their ownership requirements are met, and to a 25% mandatory DSU election after the ownership requirements are met. Our Board amended the DSU Plan on February 27, 2019 such that a Designated Participant may also elect (in respect of each calendar year) to receive any meeting fees, including any Board Chair fees, committee Chair fees, Board committee member fees and Board meeting fees, in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof. The meeting fees are not subject to a mandatory DSU election.

Page 19 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

The grant date with respect to a DSU will be the last day of each calendar quarter in a particular calendar year except in the case of the last calendar quarter where the grant date with respect to a DSU will be December 15. The first grant of DSUs will be on March 31, 2019. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to shareholder approval of the DSU Plan at the Meeting and of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

Vermilion believes DSUs and the DSU Plan aligns the interests of the Board of Directors with those of our shareholders, as it provides an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing all Vermilion’s compensation arrangements with the 3.5% “rolling reserve”.

The DSU Plan constitutes a security-based compensation arrangement, which under TSX rules require approval (when instituted) by a majority of the Board and shareholders.

At the Meeting, shareholders will be asked to approve the DSU Plan and all unallocated entitlements under the DSU plan. Under the DSU Plan, the number of Common Shares reserved for issuance is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the VIP, the Bonus Plan, the Savings Plan and the Compensation Arrangement) of 3.5% (assuming the amendments described above are approved) of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, and will also be subject to an annual maximum of 300,000 Common Shares that may be issued or granted under the DSU Plan.

As of the date of this Circular, DSUs with an aggregate value of $447,589 (estimated 13,202 shares using a $33.90 share price as at March 1, 2019, represents 0.01% of total issued and outstanding Common Shares) are to be granted to Designated Participants on March 31, 2019 (subject to shareholder approval of the DSU Plan). If DSUs are settled with Common Shares issued from treasury, the number of underlying Common Shares to be issued will be determined based on the applicable five-day weighted average trading price of the Common Shares on the applicable exchange (being the TSX or the NYSE). If shareholders do not approve the DSU Plan, the DSUs granted will be settled with Common Shares purchased on the secondary market, a cash amount equal to the aggregate fair market value of Common Shares (as at the Redemption Date) or a combination thereof, but will not be settled with Common Shares issued from treasury.

Our Board has approved the DSU Plan as amended. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The DSU Plan, substantially as described in the Management Proxy Circular of Vermilion dated March 1, 2019, be and is hereby approved.

2.	The DSUs with an aggregate value of $447,589 (estimated 13,202 shares using a $33.90 share price as at March 1, 2019, represents 0.01% of total issued and outstanding Common Shares), to be granted to Designated Participants on March 31, 2019 subject to shareholder ratification, be and are hereby ratified.

3.	All unallocated entitlements under the DSU Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until no later than April 25, 2022.

4.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates, filings and other documents (including under applicable laws, regulatory policies or stock exchange rules) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

We recommend that you vote FOR the approval of the DSU Plan and all unallocated entitlements under the DSU Plan. The people named in the enclosed proxy will vote FOR the approval of the DSU Plan and all unallocated entitlements under the DSU Plan unless you tell them to withhold your vote.

Vermilion Incentive Plan

The VIP provides employees, executives and service providers of Vermilion and its related companies with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule "B" of this Circular and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 20

Shareholder and Voting Information

Approval of Amendments to VIP

In conjunction with the approval of unallocated entitlements for a further three years and the adoption of the DSU Plan, Vermilion reviewed the share reserves under its security-based compensation arrangements and as previously mentioned is proposing, subject to receipt of shareholder approval at the Meeting, to decrease the rolling reserve under the VIP, being the percentage number of Common Shares reserved for issuance from time-to-time, from 3.8% of the total number of Common Shares issued and outstanding from time-to-time (calculated on an undiluted basis) to 3.5% of the total number of Common Shares issued and outstanding from time-to-time (calculated on an undiluted basis), which amendment will require shareholder approval.

It is also proposed that the VIP be amended, subject to receipt of shareholder approval at the Meeting, to amend the amendment provision to remove non-employee directors of the Company from the list of individuals who are eligible to participate in the VIP to reflect that non-employee directors now participate in the DSU Plan and no longer participate in the VIP Plan. All other amendment provisions of the VIP remain unchanged, including the requirement for shareholder approval in the case of any amendment to change the class of eligible participants to the VIP which would have the potential of broadening or increasing participation by insiders of Vermilion.

Our Board has approved the recommended amendments to the VIP and the restatement of the VIP as amended. The Board has approved certain amendments to the VIP which do not require shareholder approval due to their housekeeping and administrative nature (as described in Schedule “B” in this Circular). At the Meeting the ordinary resolution set forth below will be placed before shareholders for consideration and approval.

Approval of Unallocated Share Awards

Under our VIP, vested share awards are settled in Common Shares, in cash (equal to the value of the shares) or in a combination of both, as determined by the Board. The Board also determines whether Common Shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in Common Shares issued from treasury. The number of Common Shares reserved for issuance from treasury under our VIP is currently equal to 3.8% of the aggregate number of issued and outstanding Common Shares less any other Common Shares granted under any other security-based compensation plans of Vermilion, calculated on an undiluted basis.

The number of unallocated share awards to be approved is calculated by subtracting the number of outstanding share awards from the number that represents 3.5% of our issued and outstanding Common Shares, assuming the proposed amended rolling reserve is approved by shareholders. See “Security-Based Compensation Arrangements – Unallocated Entitlements” above.

Our Board has approved all unallocated share awards under our VIP. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The VIP be amended and restated as described in the Management Proxy Circular of Vermilion dated March 1, 2019.

2.	All unallocated share awards under the Vermilion Incentive Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until April 25, 2022.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

If the proposed amendments to the VIP are not approved by the shareholders at the Meeting or if the shareholders do not approve the unallocated share awards under the VIP: (i) the number of Common Shares reserved for issuance under the VIP will remain at 3.8% of the total number of Common Shares issued and outstanding from time-to-time; and (ii) the existing 1,867,630 share awards will vest and be settled in accordance with the VIP and all remaining unallocated share awards under the VIP will be settled in cash or with Common Shares purchased on the secondary market (or a combination thereof).

We recommend that you vote FOR the approval of the amendments to the Vermilion Incentive Plan and the unallocated share awards under the Vermilion Incentive Plan. The people named in the enclosed proxy will vote FOR the approval of the amendments to the Vermilion Incentive Plan and FOR the approval of the unallocated share awards under the Vermilion Incentive Plan unless you tell them to withhold your vote.

Employee Bonus Plan

Approval of Amendments to Vermilion's Employee Bonus Plan

The Bonus Plan provides bonuses for certain employees of Vermilion. Non-employee directors are not entitled to participate in the Bonus Plan. The Board assesses the performance of the employees overall and allocates a bonus in such amount as the Board determines appropriate. Payment of bonuses may be made in cash or in Common Shares or in a combination of cash and Common Shares as determined by the Board. A summary of our Bonus Plan is set forth in Schedule "E" of this Circular and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Page 21 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

At the Meeting, shareholders will be asked to approve amendments to the Bonus Plan to decrease the rolling reserve from 3.8% to 3.5% of the total issued and outstanding Common Shares from time to time (shared with the VIP, the Savings Plan, the Compensation Arrangement and the DSU Plan) and to increase the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to the Bonus Plan from 300,000 Common Shares to 500,000 Common Shares.

Our Board has approved the amendments to the Bonus Plan and the restatement of the Bonus Plan as amended and has approved certain amendments to the Bonus Plan which do not require shareholder approval due to their housekeeping and administrative nature (as described in Schedule “E” in this Circular).

Approval of Unallocated Entitlements

At the Meeting, shareholders will be asked to approve all unallocated entitlements under the Bonus Plan. Under the Bonus Plan, the number of Common Shares reserved for issuance is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the DSU Plan, the VIP, the Savings Plan and the Compensation Arrangement) of 3.5% (assuming the amendments described above are approved) of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, and will also be subject to an annual maximum of 500,000 Common Shares that may be issued or granted under the Bonus Plan (assuming the amendments described above are approved). As of the date of this Circular, no awards are outstanding under the Bonus Plan. See “Security-Based Compensation Arrangements – Unallocated Entitlements”.

Our Board has approved all unallocated entitlements under our Bonus Plan. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The Bonus Plan be amended and restated as described in the Management Proxy Circular of Vermilion dated March 1, 2019.

2.	All unallocated entitlements under the Bonus Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until April 25, 2022.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

If the proposed amendments to the Bonus Plan are not approved by the shareholders at the Meeting or if the shareholders do not approve the unallocated entitlements under the Bonus Plan: (i) the number of Common Shares reserved for issuance under the Bonus Plan will remain at 3.8% of the total number of Common Shares issued and outstanding from time-to-time and the annual cap will remain at 300,000 Common Shares per calendar year; and (ii) bonuses will be settled in cash or with Common Shares purchased on the secondary market (or a combination thereof).

We recommend that you vote FOR approval of the amendments to the Bonus Plan and the unallocated entitlements under the Bonus Plan. The people named in the enclosed proxy will vote FOR the approval of the amendments to the Bonus Plan and the unallocated entitlements under the Bonus Plan unless you tell them to withhold your vote.

Employee Share Savings Plan

Approval of Amendments to Vermilion's Employee Share Savings Plan

The Employee Share Savings Plan (“Savings Plan”) allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. Non-employee directors are not entitled to participate in the Savings Plan. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion. The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal, employer and excess contributions (that are made in cash) to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion considers the Savings Plan to be an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel while promoting investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.

A summary of our Savings Plan is set forth in Schedule "F" of this Circular and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 22

Shareholder and Voting Information

At the Meeting, shareholders will be asked to approve amendments to the Savings Plan to decrease the rolling reserve from 3.8% to 3.5% of the total issued and outstanding Common Shares from time to time (shared with the VIP, the Bonus Plan, the Compensation Arrangement and the DSU Plan) and to increase the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to the Savings Plan from 300,000 Common Shares to 500,000 Common Shares.

Our Board has approved the amendments to the Savings Plan and the restatement of the Savings Plan as amended. At the Meeting the ordinary resolution set forth below will be placed before shareholders for consideration and approval.

Approval of Unallocated Entitlements

At the Meeting, shareholders will be asked to approve all unallocated entitlements under the Savings Plan. Under the Savings Plan, the number of Common Shares reserved for issuance is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the DSU Plan, the VIP, the Bonus Plan and the Compensation Arrangement) of 3.5% (assuming the amendments described above are approved) of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, and will also be subject to an annual maximum of 500,000 Common Shares that may be issued or granted under the Savings Plan (assuming the amendments described above are approved). As of the date of this Circular, no awards are outstanding under the Savings Plan. See “Security-Based Compensation Arrangements – Unallocated Entitlements”.

Our Board has approved all unallocated entitlements under our Savings Plan. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The Savings Plan be amended and restated as described in the Management Proxy Circular of Vermilion dated March 1, 2019.

2.	All unallocated entitlements under the Savings Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until April 25, 2022.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

If the proposed amendments to the Savings Plan are not approved by the shareholders at the Meeting or if the shareholders do not approve the unallocated entitlements under the Savings Plan: (i) the number of Common Shares reserved for issuance under the Savings Plan will remain at 3.8% of the total number of Common Shares issued and outstanding from time-to-time and the annual cap will remain at 300,000 Common Shares per calendar year; and (ii) Savings Plan contributions will be settled in cash or with Common Shares purchased on the secondary market (or a combination thereof).

We recommend that you vote FOR approval of the amendments to the Savings Plan and the unallocated entitlements under the Savings Plan. The people named in the enclosed proxy will vote FOR the approval of the amendments to the Savings Plan and the unallocated entitlements under the Savings Plan unless you tell them to withhold your vote.

Five-Year Security-Based Compensation Arrangement

Approval of Amendments to Vermilion’s Five-Year Security-Based Compensation Arrangement

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. Compensation awards are settled with Common Shares issued from treasury, which combined with enhanced requirements for share ownership while employed (8 times) and post-retirement (2 times), further aligns the interests of our CEO with the long-term interests of shareholders. A summary of our Compensation Arrangement is set forth in Schedule "C" of this Circular and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

At the Meeting, shareholders will be asked to approve amendments to the Compensation Arrangement to decrease the rolling reserve from 3.8% to 3.5% of the total issued and outstanding Common Shares from time to time (shared with the VIP, the Bonus Plan, the Savings Plan, and the DSU Plan) and to increase the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to the Compensation Arrangement from 100,000 Common Shares to 500,000 Common Shares.

The Compensation Arrangement was also amended to change the name of the Compensation Arrangement to “Five-Year Security-Based Compensation Arrangement” (from “Security-Based Compensation Arrangement (for Five-Year Share Awards)”). Shareholder approval of the change in the name of the Compensation Arrangement is not required since this amendment is of a “housekeeping nature.”

If the amendments to the Compensation Arrangement are approved: (i) the number of Common Shares reserved for issuance from treasury by the Company pursuant to the Compensation Arrangement and all other security-based compensation arrangements of the Company will be equal to 3.5% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis; and (ii) the maximum number of Common Shares that may be issued or granted in any calendar year pursuant to the Compensation Arrangement will be equal to 500,000 Common Shares.

Page 23 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Shareholder and Voting Information

Our Board has approved the amendments to the Compensation Arrangement and the restatement of the Compensation Arrangement, as amended. At the Meeting the ordinary resolution set forth below will be placed before shareholders for consideration and approval.

Approval of Unallocated Entitlements

At the Meeting, shareholders will be asked to approve all unallocated share awards under the Compensation Arrangement. Under the Compensation Arrangement, the number of Common Shares reserved for issuance is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the DSU Plan, the VIP, the Bonus Plan and the Savings Plan) of 3.5% (assuming the amendments described above are approved) of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, and will also be subject to an annual maximum of 500,000 Common Shares that may be issued or granted under the Compensation Arrangement (assuming the amendments described above are approved). As of the date of this Circular, 36,845 share awards are outstanding under the Compensation Arrangement. See “Security-Based Compensation Arrangements – Unallocated Entitlements”.

Our Board has approved all unallocated share awards under the Compensation Arrangement. At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The Compensation Arrangement be amended and restated as described in the Management Proxy Circular of Vermilion dated March 1, 2019.

2.	All unallocated entitlements under the Compensation Arrangement, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until April 25, 2022.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution.

If the proposed amendments to the Compensation Arrangement are not approved by the shareholders at the Meeting or if the shareholders do not approve the unallocated entitlements under the Compensation Arrangement: (i) the number of Common Shares reserved for issuance under the Compensation Arrangement will remain at 3.8% of the total number of Common Shares issued and outstanding from time-to-time and the annual cap will remain at 100,000 Common Shares per calendar year; and (ii) a cash incentive will be provided as an alternative to share awards under the Compensation Arrangement.

We recommend that you vote FOR approval of the amendments to the Compensation Arrangement and the unallocated entitlements under the Compensation Arrangement. The people named in the enclosed proxy will vote FOR the approval of the amendments to the Compensation Arrangement and the unallocated entitlements under the Compensation Arrangement unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the sixth year we are holding a ‘Say on Pay’ advisory vote, with 86% support in 2018 and a five-year average of 95%.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled “Executive Compensation” in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation as disclosed in the Management Proxy Circular of Vermilion dated March 1, 2019.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 24

Director Nominees and Compensation

Director Nominee Biographies

Lorenzo Donadeo Calgary, Alberta, Canada Age 63 Independent Chair of the Board (since 2019)

Mr. Donadeo has 38 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, Trinidad and Tobago. Currently, he is the Managing Director of Casadona Group, a private investment company.

He was one of the founders of Vermilion in 1994 and currently serves as Chair of the Board (since March 1, 2016). From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served variously as President and Chief Executive Officer, and Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1996, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

Chair of the Board	Vermilion Board/Committee Membership		Meeting Attendance
(since 2016)	Board, Chair of the Board		9/10
Director (since 1994)	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 97.09% or 77,444,043 votes Withheld: 2.91% or 2,318,218 votes	2,901,431	$98,358,511	Yes

Larry J. Macdonald Okotoks, Alberta, Canada Age 71 Independent Lead Director

Mr. Macdonald brings 50 years of oil and gas industry experience in western Canada, including leadership, strategy and growth, finance, exploration, corporate relations and marketing. Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., a private oil and gas exploration company.

From 2012 to 2016 he was the Chairman of Northpoint Resources Ltd., from 2003 to 2006, a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms. Mr. Macdonald also has deep expertise in voluntary and community leadership, reflected by awards including the National United Way Tocqueville Society Award and the Queen Elizabeth II Diamond Jubilee Medal for community work; and an Honourary Bachelor of Technology Degree from the Southern Alberta Institute of Technology, for his support of post-secondary technology education.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

(since 2016)	Vermilion Board/Committee Membership		Meeting Attendance
Chair of the Board	Board, Lead Director		10/10
(2003 to 2016)	Audit, Member		4/4
Director (since 2002)	Governance and Human Resources, Member		5/5
	Health, Safety and Environment, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 91.97% or 73,358,465 votes Withheld: 8.03% or 6,403,795 votes	60,492	$2,050,679	Yes

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2019 of $33.90.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Page 25 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Director Nominees and Compensation

Carin A. Knickel Golden, Colorado, USA

Ms. Knickel has over 40 years of experience in human resources, business strategy and development, and crude oil and natural gas marketing.

She currently serves on the boards of Hudbay Minerals Inc, Whiting Petroleum Corporation and the National MS Society (Colorado/Wyoming Chapter). Between 2015 and 2018, Ms. Knickel served on the Hudbay Board’s Environment, Health, Safety and Sustainability Committee, which provided oversight on a wide range of sustainability issues, including community and Indigenous Peoples engagement and development.

Prior to joining these boards, Ms. Knickel worked at ConocoPhillips for 33 years, where she held a variety of leadership positions globally across several business lines, most recently as the Corporate Vice President of Global Human Resources.

Ms. Knickel has a Bachelor of Business degree from the University of Colorado at Boulder and a Master of Management from Massachusetts Institute of Technology.

Age 62	Vermilion Board/Committee Membership		Meeting Attendance
Independent Director	Board, Member		2/2	Appointed to the Board on August 1, 2018 and attended all meetings since her appointment date.
(since 2018)	Governance and Human Resources, Member		2/2
	Health, Safety and Environment, Member		1/1
	Sustainability, Member		No meetings in 2018
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Hudbay Minerals Inc. (2015 to Present)	ñ Compensation and Human Resources, Chair ñ Corporate Governance and Nominating	TSX NYSE	None
	Whiting Petroleum Corporation (2015 to Present)	ñ Compensation ñ Audit	NYSE
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	Appointed to the Board on August 1, 2018	5,000	$169,500	Has until August 1, 2023

Stephen P. Larke

Mr. Larke has over 21 years of experience in energy capital markets, including research, sales, trading and equity finance.

From 2017 to 2018, Mr. Larke served as Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta, where he evolved strategy and business development in the rapidly advancing world of energy and environment, social and governance investing principles. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Calgary-based Peters & Co., from 2005 to 2015, and prior to, was an Equity Analyst, Vice President and Director with TD Newcrest from 1997 to 2005. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.

Mr. Larke has a Bachelor of Commerce degree (with distinction) from the University of Calgary and holds the Chartered Financial Analyst designation.

Calgary, Alberta, Canada	Vermilion Board/Committee Membership		Meeting Attendance
Age 47	Board, Member		10/10
Independent Director	Audit, Member		4/4
(since 2017)	Governance and Human Resources, Member		5/5
	Sustainability, Member		No meetings in 2018
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 93.88% or 74,876,909 votes Withheld: 6.12% or 4,885,351 votes	27,219	$922,724	Yes

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2019 of $33.90.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements..

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 26

Director Nominees and Compensation

Loren M. Leiker Houston, Texas, USA

Mr. Leiker has 42 years of oil and gas industry experience with an extensive background in international exploration, production and operations, in such diverse locations as South America, Asia, Africa, the Middle East and North America. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker brings his leadership role in developing new frontiers in North American horizontal oil production, providing guidance and oversight to Vermilion’s conventional and unconventional new ventures initiatives.

Currently, he serves as an executive director of SM Energy Company (since 2012) and director of Navitas Midstream Partners, LLC (since 2014). From 2012 to 2015, Mr. Leiker served as a director of Midstates Petroleum Company, Inc. He served as Senior Executive Vice President, Exploration of EOG Resources Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

Age 65	Vermilion Board/Committee Membership		Meeting Attendance
Independent Director	Board, Member		8/10
(since 2012)	Independent Reserves, Member		2/2
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	SM Energy Company (2012 to Present)	ñ Audit ñ Executive ñ Nominating & Governance	NYSE	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 99.91% or 79,691,400 votes Withheld: 0.09% or 70,861 votes	19,619	$665,084	Yes

Dr. Timothy R. Marchant

Dr. Marchant has 39 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations. Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on board environment, social and governance strategies for the Institute of Corporate Directors Education Program. Dr. Marchant serves as a director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and director of Cub Energy Inc. (since 2013). He was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Calgary, Alberta, Canada	Vermilion Board/Committee Membership		Meeting Attendance
Age 68	Board, Member		10/10
Independent Director	Health, Safety and Environment, Chair		3/3
(since 2010)	Independent Reserves, Member		2/2
	Sustainability, Chair		No meetings in 2018
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Valeura Energy Inc. (2015 to Present)	ñ Board, Chairman ñ Governance and Compensation ñ Reserves and HSE	TSX	None
	Cub Energy Inc. (2013 to Present)	ñ Audit ñ Compensation ñ Reserves	TSX Venture
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 99.83% or 79,627,233 votes Withheld: 0.17% or 135,028 votes	45,062	$1,527,602	Yes

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2019 of $33.90.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Page 27 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Director Nominees and Compensation

Anthony W. Marino Calgary, Alberta, Canada Age 58 Non-Independent Director (since 2016)

Mr. Marino has 36 years of oil and gas industry experience with an extensive background in operations management, business development, and capital markets. He currently serves as President and Chief Executive Officer of Vermilion (since March 1, 2016). Mr. Marino served as the President and Chief Operating Officer from 2014 to 2016, and Executive Vice President and Chief Operating Officer from 2012 to 2014. As COO and later as CEO, he promoted and led the initiation of sustainability measurement and reporting in Vermilion; led reductions in emissions intensity and spill volumes; and guided expansion of geothermal-related energy projects. As CEO, he developed our integrated company philosophy on Vermilion’s role in the energy transition, and the relationship between ESG performance and public market performance.

Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Previously, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd., a division of Dominion Resources Inc. Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield (Outstanding Graduate). He is a registered professional engineer and holds the Chartered Financial Analyst designation.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		10/10
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018
	For: 99.91% or 79,691,602 votes Withheld: 0.09% or 70,659 votes	281,399	$9,539,426	Yes

Robert B. Michaleski Calgary, Alberta, Canada Age 65

Mr. Michaleski has 40 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He has been a director of Pembina since 2000, a director of Essential Energy Services Ltd. since 2012, and a director of Coril Holdings Ltd. since 2003.

His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Independent Director	Vermilion Board/Committee Membership		Meeting Attendance
(since 2016)	Board, Member		10/10
	Audit, Member		4/4
	Governance and Human Resources, Chair		5/5
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Essential Energy Services (2012 to Present)	ñ Audit ñ Governance and Compensation, Chair	TSX	None
	Pembina Pipeline Corporation (2000 to Present)	ñ Health, Safety & Environment	TSX, NYSE
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 93.37% or 74,471,541 votes Withheld: 6.63% or 5,290,719 votes	11,863	$402,156	Has until October 3, 2021

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2019 of $33.90.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 28

Director Nominees and Compensation

William B. Roby Katy, Texas, USA

Mr. Roby has more than 34 years of experience in various senior management and executive positions. In these roles, he held leadership responsibility for a full range of exploration and operational priorities, including international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples. His significant expertise in CO2 sequestration and injection has been called upon by both federal and state governments in the United States.

He currently serves as the Chief Executive Officer of Shepherd Energy, LLC (since 2015).

From 1997 to 2013, he held a number of U.S. and international management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston-based oil and gas company with production in excess of 50,000 boe/d.

Mr. Roby has a Bachelor of Science in Mechanical Engineering from Louisiana State University.

Age 59	Vermilion Board/Committee Membership		Meeting Attendance
Independent Director	Board, Member		10/10
(since 2017)	Health, Safety and Environment, Member		3/3
	Independent Reserves, Chair		2/2
	Sustainability, Member		No meetings in 2018
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 99.03% or 78,990,290 votes Withheld: 0.97% or 771,971 votes	2,903	$98,412	Has until April 26, 2022

Catherine L. Williams Calgary, Alberta, Canada Age 68 Independent Director (since 2015)

Ms. Williams brings 35 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007), and serves as a Board member of Enbridge Inc. (since 2007), including as Chair of their Human Resources and Compensation Committee. She also co-chaired the Stewardship group that developed Calgary’s Poverty Reduction strategy on behalf of the City and the United Way (Enough for All); and currently Chairs the Board of Directors of Vibrant Communities Calgary, which leads the strategy’s implementation, engaging those with lived experience of poverty in solutions, including Canadian Truth and Reconciliation work.

She was a Board member of Enbridge Pipelines Inc. (2008 – 2017), Enbridge Income Partners GP Inc. (2015 – 2017), and a trustee of Enbridge Commercial Trust (2015 – 2017), all private subsidiaries of Enbridge Inc., and a director of Enbridge Income Fund Holdings Inc. (2016 – 2017), a public holding company. She served as a Board member of Alberta Investment Management Corporation (2009 – 2014) and Tim Hortons Inc. (2009 – 2012).

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 – 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from the Queen’s University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		10/10
	Audit, Chair		4/4
	Governance and Human Resources, Member		5/5
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Enbridge Inc. (2007 to Present)	ñ Audit, Finance & Risk ñ Human Resources and Compensation, Chair	TSX	None
	2018 Voting Results	Share Ownership	Equity at Risk[1]	Meets Share Ownership in 2018[2]
	For: 93.14% or 74,292,021 votes Withheld: 6.86% or 5,470,239 votes	15,792	535,349	Yes

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 1, 2019 of $33.90.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Page 29 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Director Nominees and Compensation

Director Compensation

The GHR Committee is responsible for reviewing and approving compensation paid to Vermilion’s directors and executive officers. Compensation is determined in light of current market conditions and competitive practices, having regard to our pay-for-performance compensation philosophy.

The GHR Committee terms of reference set out its full responsibilities (see page 57 for our Compensation Discussion and Analysis, and starting on page 85 for details of executive compensation).

2018 Compensation Structure

Prior to January 1, 2019, Vermilion provided its directors with a compensation package that included cash annual retainers, meeting fees and share awards under our VIP. In 2018, non-employee directors participated in the VIP on an adequately limited basis, as approved by shareholders at the 2016 annual general meeting. Directors do not participate in the Bonus Plan or the Savings Plan.

Each year, the GHR Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used to measure corporate performance; a full listing of our corporate performance peer group can be found on page 67. Retainers are targeted at the median of the market.

The total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.

Recommendations are then made to the Board. Changes to retainers (if any) are approved at the Board of Directors meeting in the first quarter of each year.

2019 Compensation Structure (Introduction of a Deferred Share Unit Plan)

As disclosed in the 2018 Circular, in the latter part of 2017 the Board initiated a review of the director compensation structure, which resulted in the Board’s approval of a change to the form of annual retainers – the first such change since 2007. As the review was finalized on February 28, 2018, the decision was made to start the new structure in 2019 to avoid mid-year adjustments.

Effective January 1, 2019, directors no longer participate in the employee long-term incentive plan (VIP) and they are no longer eligible to receive performance share unit grants. This change aligns the Corporation with best governance practices to eliminate the issuance of performance share awards to non-employee directors.

The revised structure replaces grants of performance share awards with deferred share units pursuant to the DSU Plan. All directors will receive at least 25% of their annual retainer in DSUs if they meet their share ownership requirement, and at least 50% if they do not yet meet their share ownership requirement. Directors may elect to receive all of their total compensation in the form of DSUs; therefore, a director may receive up to 100% of their total compensation in the form of DSUs.

The annual retainer will be paid quarterly in arrears, with the first payment scheduled for March 31, 2019. Canadian and U.S. directors will receive the same nominal face value in their respective currency of residence, to ensure we remain competitive and are able to attract and retain qualified directors across North America. The pricing to determine the number of DSUs will be based on the five-day volume-weighted average share price prior to the grant date, and Common Shares will be purchased through the TSX for Canadian resident directors and the NYSE for U.S. resident directors in each case that elect to receive shares purchased on the secondary market as payment of their annual retainer or meeting fees.

Shareholders will be asked to approve the DSU Plan at the Meeting. A summary of the DSUs is set forth in Schedule “D” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Shareholders will be asked to approve an amendment to the VIP to amend the amendment provision to remove non-employee directors as eligible participants under the VIP. A summary of the VIP is set forth in Schedule “B” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Retainers and Fees

Retainer and meeting fees have been kept flat from 2007 to 2018. The April 1, 2018 annual share award grant was kept flat to the 2017 grant level, providing for a zero percent increase. Since 2014, directors’ annual award grants were reduced by 15%. Meeting fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings.

Effective January 1, 2019, as a result of the compensation structure redesign, 2019 annual retainers increased, reflecting that the issuance of annual performance share awards (with a performance multiple) has been eliminated to balance the increase in the annual retainers. The table on the following page illustrates the compensation structure from 2017 to 2019.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 30

Director Nominees and Compensation

Type of Retainer or Fee	2019 ($)	2018 ($)	2017 ($)
Board Member Retainer[1]	251,000[2,3]	25,000	25,000
Board Chair Retainer[1]	140,000[2,3]	85,000	85,000
Lead Director Retainer[1]	57,500[2,3]	30,000	30,000
Share Award Grant (Chair)	0	150,800	150,800
Share Award Grant (Lead Director)	0	136,024	136,024
Share Award Grant (Directors)	0	121,200	121,200
Audit Committee Chair Retainer[1]	15,000[2,3]	15,000	15,000
Other Committee Chair Retainer[1]	10,000[2,3]	7,000	7,000
Board and Committee Meeting Fees	1,500[3]	1,500	1,500

Notes:

1.	Board Chair, Lead Director and committee Chair retainers are in addition to the Board member retainer.
2.	Retainers are subject to a mandatory minimum 50% DSUs payment if Directors do not meet their share ownership requirement, and at least 25% if they do meet their share ownership requirement.
3.	Starting in 2019, U.S. directors will receive the same nominal value in U.S. currency.

2018 Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards[2] ($)	All Other Compensation ($)	Total Compensation ($)
Donadeo	25,000	85,000	22,500	132,500	150,831	0	283,331
Macdonald	25,000	30,000	33,000	88,000	136,053	0	224,053
Knickel[3]	10,394	0	7,500	17,894	384,013	0	401,907
Larke	25,000	0	30,000	55,000	121,275	0	176,275
Leiker[4]	25,000	0	15,000	40,000	121,275	8,500	169,775
Madison[5]	8,036	2,250	7,500	17,786	0	0	17,786
Marchant	25,000	6,101	24,000	55,101	121,275	0	176,376
Michaleski	25,000	4,769	30,000	59,769	121,275	0	181,044
Raiss[5]	8,036	2,250	9,000	19,286	0	0	19,286
Roby	25,000	7,000	24,000	56,000	121,275	0	177,275
Williams	25,000	15,000	30,000	70,000	121,275	0	191,275
Total	226,466	152,370	232,500	611,336	1,398,547	8,500	2,018,383

Notes:

1.	Values include the Board Chair, Lead Director and committee Chair retainers where applicable.
2.	Value of share awards granted on April 1, 2018 multiplied by the grant price of $40.71 (fair value) as approved by the Board of Directors on February 28, 2018.
3.	Ms. Knickel was appointed to the Board on August 1, 2018 and received a pro-rated Board retainer in that year. In accordance with our annual program, Ms. Knickel received a new hire share award grant which vests annually over a three-year period. A new hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as follows: prorated annual grant value (based on appointment date) + (annual grant value *2).
4.	Mr. Leiker’s all other compensation is an amount equivalent to a committee Chair retainer and meeting fees for his guidance and oversight to Vermilion’s new ventures working team initiatives.
5.	Mr. Madison and Ms. Raiss did not stand for re-election to Vermilion’s Board of Directors in 2018.

2018 Aggregate Share Awards

Position	2018 Grant Date	Share Awards (#)	Grant Price[1] ($)	Value ($)
Chair of the Board	April 1	3,705	40.71	150,831
Lead Director	April 1	3,342	40.71	136,053
Non-Employee Directors[2]	April 1 & August 9	17,874 & 8,834	40.71 & 43.47	1,111,663

Notes:

1.	The five-day weighted average trading price of shares on the TSX for the five days before the grant date.
2.	In accordance with our annual program, Ms. Knickel received a new hire share award grant (8,834) on August 9, 2018, which vests over three years with a grant price of $43.47.

More information on individual share awards can be found in the Share Awards and Value Table starting on page 33.

Page 31 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Director Nominees and Compensation

Share Awards and Value Issued under the VIP

Effective January 1, 2019, directors no longer participate in the VIP program. The revised compensation structure eliminates the grant of share awards under the VIP to non-employee directors and introduces a retainer payable in DSUs, cash, Common Shares purchased on the secondary market, or a combination of all elements, with a mandatory portion of the retainer payable in DSUs. Outstanding share awards that were granted to directors under the VIP will continue to vest as scheduled and are subject to the performance factors described on page 65. The award date value of share awards in the table starting on page 33 assumes a performance factor of 1 times the amount granted, as the performance factor has not been established for future years. The value of Common Shares on the last trading day of 2018 (December 31, 2018) was calculated using the closing price of the shares on the TSX of $28.76.

Equity Compensation Limitation for Directors

Under the VIP, the maximum number of Common Shares that may be issued from treasury to non-employee directors upon vesting of share awards is limited to the lesser of $150,000 per annum and 0.50% of our Common Shares issued and outstanding immediately prior to the vesting date. The limit does not apply to the non-employee director initial share award grant made to a new non-employee director upon joining the Board.

Outstanding VIP grants will remain subject to the maximum participation limits.

On April 25, 2019, shareholders will be asked to approve an amendment to the VIP to amend the amendment provision to remove non-employee directors of the Company from the list of individuals who are eligible to participate in the VIP. Our Board has approved a housekeeping amendment to remove the non-employee directors’ participation limit in the VIP. These amendments coincide with the adoption of the DSU Plan. Vermilion believes that the introduction of a DSU Plan and exclusion of non-employee directors from the VIP are necessary changes to align the Board of Directors compensation program with best governance practices.

New Hire Share Awards Granted under the VIP

The new hire share award granted to directors under the VIP was based on the aggregate value of the standard annual grant for a three-year period.

Board members will only realize the value of granted awards if they are active Board members at the time of the regularly scheduled vesting. If a director resigns, all outstanding grants are cancelled.

There is no differential treatment in the pay structure between our current and new directors; therefore, the new hire share awards previously granted are not inducement grants but are prorated grants based on date of appointment.

Share Awards Vested During 2018

The table below lists non-employee director share awards that have vested in 2018.

Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Donadeo[4]	April 1, 2016	April 1, 2018	37.70	8,980	150,838	365,576
Macdonald	April 1, 2015	April 1, 2018	54.32	7,120	162,200	289,855
Ghersinich	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065
Knickel[5]	—	—	—	—	—	—
Larke	August 4, 2017	April 1, 2018	41.01	5,133	101,090	208,964
Leiker	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065
Madison	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065
Marchant	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065
Michaleski	November 9, 2016	April 1, 2018	52.74	5,490	133,432	223,498
Raiss	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065
Roby	May 9, 2017	April 1, 2018	47.74	5,374	121,260	218,776
Williams	April 1, 2015	April 1, 2018	54.32	5,725	130,422	233,065

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number of share awards vested by the vesting price of $40.71 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2018).
4.	Mr. Donadeo received a share award grant of 49,708 shares on April 1, 2015 as Chief Executive Officer which vested on April 1, 2018; vesting value was $4,825,275.
5.	Ms. Knickel was appointed to the Board on August 1, 2018; no share awards vested in 2018.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 32

Director Nominees and Compensation

Share Awards and Value Table

The table below lists share awards made to non-employee directors in 2018 that remain outstanding as at December 31, 2018.

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec 31/18 Value[2] ($)
Donadeo	April 1, 2018	April 1, 2021	40.71	3,705	150,831	141,719
	April 1, 2017	April 1, 2020	49.00	3,078	150,822	147,834
	April 1, 2016	April 1, 2019	37.70	4,001	150,838	230,138
	Total			10,784	452,491	519,691
Macdonald	April 1, 2018	April 1, 2021	40.71	3,342	136,053	127,834
	April 1, 2017	April 1, 2020	49.00	2,776	136,024	133,329
	April 1, 2016	April 1, 2019	37.70	3,609	136,059	207,590
	Total			9,727	408,136	468,753
Knickel[3,4,5]	August 9, 2018	October 1, 2021	43.47	2,790	121,281	106,720
	August 9, 2018	October 1, 2020	43.47	2,790	121,281	120,361
	August 9, 2018	October 1, 2019	43.47	3,254	141,451	187,170
	Total			8,834	384,013	414,251
Larke[3,4,5]	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	August 4, 2017	April 1, 2020	41.01	2,957	121,267	142,022
	August 4, 2017	April 1, 2019	41.01	2,957	121,267	170,087
	Total			8,893	363,809	426,058
Leiker	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	April 1, 2017	April 1, 2020	49.00	2,475	121,275	118,872
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	185,042
	Total			8,671	363,831	417,863
Marchant	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	April 1, 2017	April 1, 2020	49.00	2,475	121,275	118,872
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	185,042
	Total			8,671	363,831	417,863
Michaleski	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	April 1, 2017	April 1, 2020	49.00	2,475	121,275	118,872
	November 9, 2016	April 1, 2019	52.74	2,530	133,432	145,526
	Total			7,984	375,982	378,347

Page 33 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Director Nominees and Compensation

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec 31/18 Value[2] ($)
Roby[3,4,5]	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	May 9, 2017	April 1, 2020	47.74	2,540	121,260	121,994
	May 9, 2017	April 1, 2019	47.74	2,540	121,260	146,101
	Total			8,059	363,795	382,044
Williams	April 1, 2018	April 1, 2021	40.71	2,979	121,275	113,949
	April 1, 2017	April 1, 2020	49.00	2,475	121,275	118,872
	April 1, 2016	April 1, 2019	37.70	3,217	121,281	185,042
	Total			8,671	363,831	417,863

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of 1 times.
2.	The value as at December 31, 2018 was based on the closing price of shares on the TSX of $28.76 and does not include the value of reinvested dividends.

In determining the value as at December 31, 2018, an average performance multiple was applied as follows:

a.	Share awards vesting in 2021: 2 for 2018; 1 for 2019, 1 for 2020 for an average of 1.33.
b.	Share awards vesting in 2020: 2 for 2017, 2 for 2018, 1 for 2019 for an average of 1.67.
c.	Share awards vesting in 2019: 2 for 2016, 2 for 2017, 2 for 2018 for an average of 2.

New hire share awards is an average performance factor for the year(s) from the award date.

3.	A new hire share award grant is based on the aggregate value of the standard annual grant for a three-year period, which is calculated as follows: prorated annual grant value (based on appointment date) + (annual grant value *2). The awards vest annually over three years.
4.	The value as at December 31, 2018 for Messrs. Larke and Roby and Ms. Knickel is determined based on the average performance factor for the year(s) before their respective vesting.
5.	Messrs. Larke and Roby and Ms. Knickel were appointed to the Board on June 11, 2017, April 26, 2017 and August 1, 2018 respectively, and each received a new hire share award grant.

Equity Ownership

Equity Ownership Changes

The following table sets out the changes to the number and value of Common Shares held by each non-employee director as of March 1, 2019 (excludes unvested share awards under the VIP).

Director Nominees	Shares March 1, 2019[1] (#)	Shares March 1, 2018[1] (#)	Net Changes (#)	Value[1,2] ($)	Total Equity at Risk
					Multiple of 2018 Retainer	Meets Share Ownership in 2018[2]
Donadeo	2,901,431	3,227,354	(325,923)	98,358,511	377.1 times	Yes
Macdonald	60,492	56,853	3,639	2,050,679	10.7 times	Yes
Knickel[3]	5,000	—	5,000	169,500	1.2 times	Has until August 1, 2023
Larke	27,219	20,000	7,219	922,724	6.3 times	Yes
Leiker	19,619	15,588	4,031	665,084	4.5 times	Yes
Marchant	45,062	39,118	5,944	1,527,602	10.0 times	Yes
Michaleski[3]	11,863	6,398	5,465	402,156	2.6 times	Has until October 3, 2021
Roby[3]	2,903	0	2,903	98,412	0.6 times	Has until April 26, 2022
Williams	15,792	9,215	6,577	535,349	3.3 times	Yes

Notes:

1.	Shares that are settled and not subject to holding periods.
2.	Calculated based on the total number of shares on March 1, 2019 multiplied by $33.90 (the TSX closing price on March 1, 2019).
3.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements. Ms. Knickel and Messrs. Michaleski and Roby were appointed to the Board in 2018, 2016 and 2017, respectively.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 34

Corporate Governance

Board Governance Policies and Highlights

BOARD TENURE

✓	Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives.

✓	60% of director nominees have a tenure less than five years.

✓	Our tenure profile balances experience, diversity and the effectiveness of our Board renewal practice.

INDEPENDENCE AND ALIGNMENT WITH SHAREHOLDERS

✓	In accordance with securities laws applicable to Canadian public companies and to U.S. foreign private issuers, nine of the ten Board nominees (90%) are independent, with Mr. Marino, our CEO, as the only non-independent director.

✓	The Lead Director position was established when the Chairman of the Board became a non-independent director (March 1, 2016). Even though, the Chairman is now an independent director in accordance with applicable Canadian and U.S. securities laws, we recognize that institutional advisory groups such as ISS, Glass Lewis and Canadian Coalition for Good Governance (“CCGG”) guidelines, require a five-year cooling period before a director is considered to be independent, as opposed to a three-year period under applicable Canadian and U.S. securities laws. We will continue to have a Lead Director position until the five-year period lapses, which will be March 1, 2021.

✓	100% of the members of all our committees are Independent.

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2019 BOARD COMPENSATION CHANGE

✓	Introduced a DSU Plan. All directors receive a mandatory DSU payment:

✓	50% of the annual retainer paid in DSUs if directors do not meet share ownership requirements.

✓	25% of the annual retainer paid in DSUs if directors meet share ownership requirements.

SHARE OWNERSHIP REQUIREMENTS

✓	Director share ownership requirement is 3 times the annual retainer. Board members have five years from their appointment date or from the compensation structure change introduced in 2019, to comply with the Share Ownership Policy requirements.

✓	In accordance with the 2018 compensation program, all director nominees meet their share ownership requirements.

✓	After the five-year accumulation period, if a director is not in compliance with the required Share Ownership Policy, the director has 30 calendar days to comply.

INDIVIDUAL VOTING AND MAJORITY VOTING

✓	You vote for each director individually. At least 50% of the votes cast must be in favour of that director’s election or that director will be required to submit a resignation for consideration by the Board.

2018 DIRECTOR VOTING RESULTS

✓	2018 average support for our directors was 96%.

SKILLS AND EXPERIENCE

✓	The directors nominated for election in 2019 bring a wide variety and depth of experience in areas that are important for our success.

✓	Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, and also the final selection of Board members.

✓	We have developed a sustainability skills matrix which highlights the skills and experience that our Board members bring to managing environment, social and governance factors.

BOARD AND EXECUTIVE OFFICERS DIVERSITY POLICY

✓	We recognize the importance of gender diversity.

✓	In 2018, we amended our Diversity Policy in respect of the nomination of women to our Board and executive roles. A candidate selection step was introduced into our recruitment process for Board and executive positions. The candidate selection step requires reasonable efforts to ensure at least 50% of applicants are women.

✓	Within our Company we have launched a mentoring pilot program, focused on helping high potential female employees develop their management skills and prepare them for senior leadership roles in the future.

FEMALE REPRESENTATION ON THE BOARD

✓	During 2018, two women served on our Board, Ms. Carin Knickel and Ms. Catherine Williams, representing 20% of our Board. Ms. Williams is also the Chair of our Audit Committee.

FEMALE REPRESENTATION IN EXECUTIVE POSITIONS

✓	Since 2011, one woman holds an executive role position, Ms. Mona Jasinski, representing 20% of our current executive team.

RELATED PARTY TRANSACTIONS

✓	None of our directors were involved in material related party transactions.

BOARD ANNUAL PERFORMANCE EVALUATIONS

✓	Annually assessments are done by way of a questionnaire conducted by our external legal counsel Norton Rose Fulbright.

IN-CAMERA SESSIONS

✓	The Board and committees have in-camera sessions without management at all regularly scheduled meetings.

MEETING ATTENDANCE

✓	98% directors’ meeting attendance in 2018.

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Corporate Governance

Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian company with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. Securities Exchange Commission (“SEC”), which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for Vermilion as a non-U.S. issuer; however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S.-based issuers listed on the NYSE. Except those areas highlighted in a summary document available on the governance page of our corporate website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”), we remain in compliance with the NYSE corporate governance standards in all significant respects. Annually, we review the summary of significant differences to ensure our compliance is up-to-date.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. We consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards, and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the GHR Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

We also note that our governance approach fully aligns with SDG 16.6, to develop effective, accountable and transparent institutions, and its associated business disclosure recommendations.

Board and EXECUTIVE Diversity Policy

Vermilion is committed to diversity on its Board and in executive officer positions. The Board and Executive Diversity Policy embraces a broad concept of diversity, encompassing factors including age, race, gender, personal attributes, skills, training, educational background and life experience.

We recognize the importance of equitable gender representation for Board and executive roles. In 2018, the Board approved an amendment to the Diversity Policy addressing gender diversity, which introduces a candidate selection step into our recruitment process for Board and executive positions. The candidate selection step requires reasonable efforts to ensure at least 50% of applicants are women. Our intent is to broaden each search process to ensure qualified candidates of both genders are available for consideration.

For executive positions, we will continue to develop our mentoring program, with a focus on identifying high potential female employees, developing their management skills and preparing them for senior leadership roles in the future.

This will be managed over time and in line with the market. We anticipate an implementation period of five years given our internal talent pipeline for executive positions as our preferred source, and market availability for Board and executive positions.

Accordingly, the current Board Diversity Policy does not include a formal target to be achieved by a specified date for the gender composition of the Board or executive officers.

The GHR Committee is responsible for annually reviewing the Board and Executive Diversity Policy and assessing its effectiveness in promoting a diverse Board. Our management is responsible for monitoring the effectiveness of the Diversity Policy for executive roles. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”)

As at March 1, 2019, two of ten (20%) of the Board nominees for election and one of five (20%) of the executive officers are women.

Nomination of Directors

The Board, with oversight from the Chair of the Board, is responsible for director succession planning. The GHR Committee, whose members are all independent, is responsible for nominating new directors considering the size of the Board and the requirements of current directors, current and desired skills mix, and the performance evaluations of the Board and its members. Our goal is to continuously develop a top-performing Board with diverse skills and deep expertise that add value to the business through governance oversight.

In 2018, we reviewed our size and composition and decided to recruit one additional Board member. To complement our Board, we successfully recruited Ms. Knickel, who brings forth diverse skills and expertise.

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Our director search process includes:

ñ	reviewing the skills matrix, including the supplemental sustainability matrix, and identifying the desirable skill areas for a new director;

ñ	forming a committee to assist the GHR Committee in administering the search process;

ñ	engaging a search firm to assist with identifying a broad slate of candidates;

ñ	make reasonable efforts to ensure at least 50% of applicants are women;

ñ	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;

ñ	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;

ñ	obtaining feedback from current directors on short-listed candidates;

ñ	arranging meetings with the Chair of the Board, the Lead Director, committee Chairs and the CEO and the top candidates to determine interest and availability; and

ñ	recommending the chosen candidates to the Board.

Other Public Company Directorships

Director	Other Public Company Directorships
Donadeo	None
Macdonald	None
Knickel	Hudbay Minerals Inc. Whiting Petroleum Corporation
Larke	None
Leiker	SM Energy Company
Marchant	Valeura Energy Cub Energy
Marino	None
Michaleski	Essential Energy Services Pembina Pipeline Corporation
Roby	None
Williams	Enbridge Inc.

No director is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than the following: Mr. Macdonald was the Chair of the Board of NorthPoint Resources Ltd. from 2012 to 2016. NorthPoint Resources Ltd. went into receivership on May 30, 2016.

In addition, as of the date of the Circular, no director or proposed director of the Company has, within the ten years before the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or (ii) had penalties or sanctions imposed on them by a court of regulatory authority.

Directors Serving Together

The Board’s approach to Board interlocks is aligned to CCGG principles limiting the number of the same public companies that Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.

There are no Board interlocks among the 2019 director nominees.

Board Assessments

The GHR Committee ensures that each member of the Board, the committees, the Chair of the Board, and the Lead Director are assessed annually in light of their relevant terms of reference.

Directors complete a number of different evaluations, including:

ñ	rating their own effectiveness and the effectiveness of each committee; and

ñ	evaluating the contributions of their peers, including the Chair of the Board and the Lead Director, in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by our external legal counsel Norton Rose Fulbright. The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the GHR Committee and the Board, who decide whether any changes are needed to the Board’s processes, composition or committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2018 indicated that all individuals and groups were effectively fulfilling their responsibilities.

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Corporate Governance

Skills and Experience

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments. The results are then evaluated for individual directors and for the Board as a whole. The skills matrix helps us identify gaps and is used when we search for new directors. In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team Board performance. In 2018, we updated the skills matrix to include sustainability skills and experience. The GHR Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and skills to ensure the Board is performing well. The Board completed a discussion on the results with the objective of continuously improving Board effectiveness.

Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas, which were updated in 2018 to reflect additional sustainability-specific areas, including climate-related issues. We have also created a sustainability skills matrix to supplement the sustainability skills. The table below illustrates the skill set of our Board based on:

✓	senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and

✓	some familiarity and specific experience.

Skills and Experience Description	Donadeo	Macdonald	Knickel	Larke	Leiker	Marchant	Marino	Michaleski	Roby	Williams
Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Heath, Safety and Environment – General experience with, or executive responsibility for, or knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors) that provides a good understanding of the requirements of good corporate governance.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Ability to critically read and analyze financial statements.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources and Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – Management or executive experience with, or knowledge of, risks and opportunities related to a broad range of Environment impacts, including climate-related issues such as emissions reduction, regulatory frameworks and renewable energy, and Social impacts such as human rights, labour rights, community development and investment, and overall stakeholder engagement and communications.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

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Sustainability Skills Matrix

In addition to the Board skills matrix, we are highlighting the skills and experience that our Board members bring to managing environment, social and governance factors. This aligns with recommendations from the Task Force on Climate-related Financial Disclosures, but extends beyond climate-related impacts such as emissions reduction programs, to recognize the importance of social impacts, including safety and strategic community investment.

ESG Skills & Experience, Based on Sustainability Accounting Standards Board:	Environment ✓ Greenhouse Gas Emissions ✓ Air Quality ✓ Waste & Wastewater Management ✓ Ecological Impacts ✓ Renewable Energy	Social and Human Capital ✓ Human Rights and Indigenous Relations ✓ Community Relations and Development ✓ Employee Health and Safety ✓ People Management ✓ Labour Rights	Leadership, Governance and Innovation ✓ Business Ethics ✓ Legal and Regulatory Environment Management ✓ Critical Incident Risk Management ✓ Business Model Resilience ✓ International Experience
Donadeo	As CEO, launched the development of Vermilion’s sustainability program, including supporting the Tomato Greenhouse project in France; this project, which uses geothermal energy from our producing oil reservoir to heat a co-located vegetable growing cooperative, has been recognized with a sustainable development award from the Government of France.	As CEO, provided a leadership role in developing Vermilion’s best-in-class HSE program and our charitable giving and community engagement strategy, including chairing the 2016 Calgary Trout Unlimited gala fundraising event to support conserving, protecting and restoring Canada’s freshwater ecosystem.	As co-founder, helped develop a diversified, internationally focused value-based strategy with strong shareholder returns, a robust Code of Business Conduct and whistleblower program, and comprehensive Enterprise Risk Management and emergency response practices.
Macdonald	As Chief Operating Officer of Anderson Exploration, had direct responsibility for health, safety and environment, including cold bitumen production; helped initiate an experimental project to re-inject produced sand into existing wells.	Extensive experience in voluntary and community leadership, reflected by awards that include the National United Way Tocqueville Society Award for global community work; Queen Elizabeth II Diamond Jubilee Medal for Community Work; and an Honourary Bachelor of Technology Degree from SAIT Polytechnic, for supporting post-secondary technology education.	Critical incident risk management leadership as Board Chair of the LPG Emergency Response Corporation of Canada, which was tasked with containing any spill or accident involving liquified petroleum gas: 1995-1998.
Knickel	In addition to executive roles with direct responsibility for HSE: Member, Hudbay Minerals Board Environment, Health, Safety and Sustainability (EHSS) Committee, providing oversight on health, safety and sustainability actions, issues and reporting: 2015-2018.	Member, Hudbay Minerals Board EHSS Committee, focused on community and Indigenous Peoples engagement, education and employment: 2015-2018.	Extensive experience in increasingly senior business roles with responsibility for strategy and business development for European operations, and Merger and Acquisitions Integration Lead for Specialty Business in the Phillips 66 / Conoco merger.
Larke	At Azimuth Capital, evolved strategy and business development in the rapidly advancing world of energy and ESG investing principles.	Philanthropic efforts directed to United Way, Alberta Children’s Hospital, the University of Calgary, and the Hotchkiss Brain Institute; and co-led fundraising efforts for Calgary flood victims in 2013.	As one of five Managing Directors of Peters & Co., ensured a corporate culture of best-in-class ethical behaviour and responsible business conduct.
Leiker	Leadership role in identifying viable geologies and applying industry-leading production techniques to develop new frontiers in North American horizontal oil production.	At EOG, one of the largest independent oil and natural gas companies in the United States, had responsibility for hiring and training of all geoscience staff.	Extensive background in international exploration, production and operations, as Senior Executive VP at EOG for International Operations, including Divisions in Trinidad and Tobago and the UK, and exploration activities in South America, Asia, Africa, the Middle East and North America.
Marchant	Energy seminar leader at the European Summer School for Advanced Management in Denmark: 2007-2010.	Graduate level lecturer on energy, corporate social responsibility and sustainability strategies in MBA, MSc in Sustainability Energy Development, and Executive Education programs at the University of Calgary, and on ESG strategies for the Board for the Institute of Corporate Directors ICD-Rotman Directors Education Program.	Executive level leadership experience in exploration, foreign growth strategies and international operations, including Egypt, the Kingdom of Saudi Arabia, Abu Dhabi and Kuwait. Board level experience in professional, industry and non-profit associations in Canada and internationally. Provided policy advice and energy industry seminars for an Irish government agency and their clients.

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ESG Skills & Experience, Based on Sustainability Accounting Standards Board:	Environment ✓ Greenhouse Gas Emissions ✓ Air Quality ✓ Waste & Wastewater Management ✓ Ecological Impacts ✓ Renewable Energy	Social and Human Capital ✓ Human Rights and Indigenous Relations ✓ Community Relations and Development ✓ Employee Health and Safety ✓ People Management ✓ Labour Rights	Leadership, Governance and Innovation ✓ Business Ethics ✓ Legal and Regulatory Environment Management ✓ Critical Incident Risk Management ✓ Business Model Resilience ✓ International Experience
Marino	As COO and later as CEO, promoted and led the initiation of sustainability measurement and reporting in Vermilion; led reductions in emissions intensity and spill volumes; and guided expansion of geothermal-related energy projects. As CEO, developed our integrated company philosophy on Vermilion’s role in the energy transition and the relationship between ESG performance and public market TSR; elevated ESG in company communication; initiated efforts to increase stock ownership by SRI-oriented funds; and participated in numerous government, NGO and investor forums on ESG and SRI.	As COO, developed company philosophy of complementary nature of HSE and economic performance, and communicated the prioritization of HSE over profitability to all staff members in Vermilion; led focus of HSE program on practical and effective workplace safety; and led establishment of PGR programs in Netherlands and Germany. As CEO, initiated the development and implementation of Vermilion’s High Five Personal Safety Tool, designed to focus attention on safety at work and at home; and extended strategic community investment program to all global business units.	As COO, developed and implemented Business Unit structure used for Vermilion’s global operations, and defined Vermilion’s methodology and criteria for M&A activity. As CEO, codified Vermilion’s corporate strategy, and ensured Vermilion’s business model resilience during this new era of commodity volatility. In his 35-year technical and management career, worked on energy projects on six continents, and established record of consistent value creation for stakeholders.
Michaleski	As former CEO of Pembina Pipelines, responsible for all aspects of environmental stewardship, and as member of Pembina Board HSE Committee, had oversight on first Sustainability Report, issued in 2018.	As CEO of Pembina, was responsible for human resources, corporate philanthropy, community engagement and Indigenous relations; personal volunteering as Co-Chair of the Energy section of United Way Cabinet for three years, and a member of United Way Board of Directors for five years, including role as Chair.	In increasingly senior executive roles, responsible for business ethics, including business code of conduct, anti-competitive practices, financial controls and internal audit functions for oil and gas producers.
Roby	In management and executive positions at Shell and Altura, had leadership responsibility for HSE, including complying, reporting, and sustaining oil and gas production and associated equipment/facilities, and reducing water leaks and gas emissions; sought-after speaker on CO2 sequestration and injection and industry affairs, including U.S. Congressional hearing, legislators and their staff for Texas, New Mexico and California, and two governors of Colorado.	As SVP Global Operations and Production Engineering at Occidental, had oversight of community engagement work with Indigenous Peoples in Colombia, Ecuador and Oman, and of government relations, including meetings with heads of state and government ministers on community impacts such as local spending and employment.	Extensive international experience as SVP & VP at Occidental and COO at Sheridan, responsible for all engineering and most operations, including international business development and project approval in South America, the Middle East and Russia; brought a focus on critical business ethics to this work, to ensure all activities beyond reproach.
Williams	Member, Enbridge Inc. Board Safety and Reliability Committee: 2015-2016.	Co-Chair of the Stewardship group that developed Calgary’s Poverty Reduction strategy on behalf of the City and the United Way; subsequently Board member and Chair, Vibrant Communities Calgary, supporting the strategy implementation including Urban Indigenous Peoples, people with lived experience of poverty, Indigenous rights and Canadian Truth & Reconciliation work.	Significant experience in international business ethics and resilience, in increasingly senior positions, including Controller, Europe for Royal Dutch Shell downstream operations; Chief Financial Officer of Shell Canada Ltd; initial management sign-off on controls for Sarbanes-Oxley for SEOP; and Chair of AIMCO’s Audit Committee, involved in the investigations of all whistleblower complaints at this Provincial Crown Corporation, 2009-2014.

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Continuing Education

We keep our directors up-to-date in several ways:

ñ	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our organization, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;

ñ	quarterly reporting is supplemented by special issues updates and/or guest speakers as they may arise; and

ñ	directors participate in site visits to see our operations first hand from time-to-time.

Orientation

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

ñ	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors;

ñ	providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion;

ñ	inviting the new director to attend a full set of meetings for all of the committees;

ñ	arranging meetings and discussions with the CEO and each of the executives to review our current operations;
ñ	holding a face-to-face meeting with the Chair of the Board to review and answer questions about the terms of reference for Board members, which includes the Code of Business Conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and

ñ	once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.

Independence and Board Committees

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our listing on the NYSE in 2013, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors is be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and committee members meet these requirements.

The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of GHR Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the GHR Committee.

Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the Board.

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Corporate Governance

Expectations of Board Members

In addition to Independence Standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

ñ	attend each meeting and prepare for these meetings by reading the reports and background materials provided;

ñ	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;

ñ	assist in external communications at the request of management of Vermilion;
ñ	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Company’s core areas including conventional and unconventional production;

ñ	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;

ñ	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and

ñ	participate on committees and become knowledgeable about each committee’s purpose.

Meeting Attendance

In 2018, the average Board and committee attendance rate was 98%. Directors are invited to attend committee meetings on a voluntary basis.

Director	Year Appointed	Committees					Board[1]	Committees					Totals
		AC	GHR	HSE	IR	SC		AC	GHR	HSE	IR	SC2
Donadeo	1994						9/10						9/10 (90%)
Macdonald	2002	✓	✓	✓			10/10	4/4	5/5	3/3			22/22 (100%)
Knickel[3]	2018		✓	✓		✓	2/2		2/2	1/1			5/5 (100%)
Larke	2017	✓	✓			✓	10/10	4/4	5/5				19/19 (100%)
Leiker[4]	2012				✓		8/10				2/2		10/12 (83%)
Madison[5]	2004						3/3			1/1	1/1		5/5 (100%)
Marchant	2010			Chair	✓	Chair	10/10			3/3	2/2		15/15 (100%)
Marino	2016						10/10						10/10 (100%)
Michaleski	2016	✓	Chair				10/10	4/4	5/5				19/19 (100%)
Raiss[5]	2014						3/3		2/2	1/1			6/6 (100%)
Roby	2017			✓	Chair	✓	10/10			3/3	2/2		15/15 (100%)
Williams	2015	Chair	✓				10/10	4/4	5/5				19/19 (100%)
Aggregate							97%	100%	100%	100%	100%		98%

Notes:

1.	Includes regular Board, strategy and annual shareholder meetings.
2.	The Sustainability Committee was established in late 2018; its first meeting was held on February 26, 2019.
3.	Ms. Knickel was appointed to the Board on August 1, 2018.
4.	In addition to attending Board and IR meetings, Mr. Leiker attended new ventures working team meetings.
5.	Mr. Madison and Ms. Raiss did not stand for re-election to Vermilion’s Board of Directors in 2018.

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Sessions Without Management

In-camera sessions, without management present, are held at every regularly scheduled Board and committee meeting. The independent Chair of the Board, Lead Director and committee Chairs preside over these sessions without management present and inform management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2018 had in-camera sessions without management present.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting
Sustainability	Every meeting

Retirement Guideline

In 2009, the Board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. An extension was recommended and approved by the Board for Mr. Macdonald. See details on page 17 and “Lead Director” section on this page for the rationale for Mr. Macdonald’s tenure extension.

Terms of Reference

Terms of Reference for the positions described below are reviewed by the Governance and Human Resources Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted terms of reference for the Board that set out all of its responsibilities and duties.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Chair of the Board

The terms of reference for the Chair of the Board address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

Effective March 1, 2019, Mr. Donadeo, our former CEO, became an independent director in accordance with applicable Canadian securities laws and U.S. securities laws as applicable to foreign private issuers.

Lead Director

The terms of reference for the Lead Director address working in an advisory capacity to the Chair and the Board. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Chair of the Board in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management. Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

The Lead Director position was established when the Chairman of the Board became a non-independent director (March 1, 2016). Even though the Chairman is now an independent director in accordance with applicable Canadian and U.S. securities laws, we recognize that institutional advisory groups such as ISS, Glass Lewis and CCGG guidelines are more robust and require a five-year cooling period before a director is considered to be independent, as opposed to a three-year period under applicable Canadian and U.S. securities laws. We will continue to have a Lead Director position until the five-year period lapses, which will be March 1, 2021.

Committee Chair

The duties and responsibilities of the Chair of each Board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the CEO detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 44

Corporate Governance

Code of Business Conduct and Ethics

We expect all of our directors, officers and employees to act with honesty and integrity. Our Code of Business Conduct and Ethics (“Code”) outlines a framework of guiding principles that cover:

ñ	anti-corruption, sanctions and anti-money laundering provisions;

ñ	avoiding conflicts of interest;

ñ	complying with law;

ñ	outside business interests and conflict of interest;

ñ	corporate disclosure;

ñ	confidential information;

ñ	culture of ethical business conduct;

ñ	securities trading;

ñ	anti-hedging policy;

ñ	clawback policy;

ñ	appropriate entertainment, gifts and favours;

ñ	fair dealing;

ñ	workplace conduct and safety;

ñ	responsibility for the environment and conflict of interest;

ñ	anti-bribery and anti-corruption provisions;

ñ	responsibility for upholding the Code;

ñ	reporting violations of the Code; and

ñ	how to seek clarification.

The GHR Committee monitors compliance with the Code, ensuring visibility of the Code and expectations, and annual sign-off. Each director, officer and employee must review and sign-off on the Code annually to confirm they understand the Code and have complied with it. The Code of Business Conduct and Ethics and the GHR Committee terms of reference can be found on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”) and is also available on SEDAR at www.sedar.com.

We are not aware of any violations of the Code during 2018 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board has also approved a Whistleblower Policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous email directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

In 2018, the Board implemented the broader use of the Whistleblower Policy to include reporting of any concerns related to discrimination or harassment. The Whistleblower Policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2018 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

Risk Oversight

The Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks, and regularly reports to the Board.

The Sustainability Committee also plays a significant role in reviewing emerging risks and opportunities associated with sustainability issues relative to Vermilion’s business strategy.

Further, the committees of the Board receive regular reports from management at each meeting on the risk areas the committees oversee, and in turn report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews plans for our future business and our overall risk profile and risk management systems, and identifies areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 59 for a detailed review of our compensation design consistent with Vermilion’s approach to risk.

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other advisors at Vermilion’s expense whenever they decide they need independent advice or analysis.

Other Committees

In addition to the GHR Committee, our four other standing committees are:

ñ	Audit;

ñ	Health, Safety and Environment;

ñ	Independent Reserves; and

ñ	Sustainability.

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Corporate Governance

sustainability and Climate-RELATED governance

As a responsible energy producer, Vermilion believes that we can best deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that recognizes the importance of all of our stakeholders. Integrating sustainability principles into our business is not only the right thing to do: we believe it increases shareholder returns, enhances our business development opportunities and reduces long-term risks to our business model.

Vermilion has established a leadership position in sustainability performance and disclosure, launching our first CDP submission and our first corporate Sustainability Report encompassing environmental, social and governance impacts in 2014, with data to 2012.

In 2018, we aligned our sustainability reporting with recommendations from the TCFD, expanding this into various disclosure documents we are publishing in 2019. We have purposefully broadened the TCFD’s climate-specific approach, as we believe that other environment-related risks and opportunities, along with social factors, are essential elements of an integrated strategy to support both the long-term economic viability of the Company and the wellbeing of our key stakeholders, including the communities in which we operate.

In 2018, we also reviewed sustainability-related recommendations from the CCGG Principles for Responsible Investment, and Sustainability Accounting Standards Board in order to integrate them into our approach.

Board Oversight and Management Role

Vermilion defines Integrated Sustainability as one of six Strategic Objectives within our long-range business plan because we believe sustainability impacts every business unit, department and employee. The Board as a whole, therefore, has responsibility for oversight of Vermilion’s sustainability performance, with Board committees offering specific expertise and oversight on ESG factors as appropriate, including climate-related issues.

In 2018, the Board established a Sustainability Committee, to provide additional advice for the oversight of Vermilion’s approach, including:

ñ	our Sustainability Policy and long-range strategic plan;

ñ	sustainability performance, including key performance indicators;

ñ	identification and management of sustainability-related risks and opportunities; and

ñ	methods of communicating sustainability policies and performance.

This includes climate-related issues, their impact on business strategy, budgets and risk management, and progress on related goals.

Organizational responsibility for sustainability flows from the Board to our CEO, and throughout the Company via our executive team. Our Sustainability Steering Committee includes Executive Vice President, People and Culture; Chief Operating Officer; Director, Health, Safety and Environment; and Manager, Sustainability.

Our corporate sustainability team provides a Centre of Excellence approach, advising the business on all aspects of sustainability and reporting quarterly to the Board regarding progress. In addition, each of our business units identified a Sustainability Lead in 2018, to support coordination of sustainability-related work.

Various departments within the Company report sustainability-related priorities and progress quarterly to either the full Board or Board committees, including governance updates, HSE targets and performance, public and government relations, and our strategic community investment program.

Sustainability Strategy

Sustainability is a core element of our long-term vision, the strategy we use to achieve that vision, and how we evaluate our performance. As a result, sustainability-related risks and opportunities, including those related to climate, are integrated into multi-disciplinary company-wide risk identification, assessment, and management processes.

Our annual CDP submissions include detailed descriptions of climate-specific risks, their timeframes, likelihood of occurring, impact on the business, and our resulting approach to managing those impacts, including potential impacts of 2ºC scenarios. The latest submission can be found in our Sustainability Report, on our website at www.vermilionenergy.com (under the heading “Our Responsibility”). In addition, we have included a discussion of these climate-specific risks in our 2018 Management’s Discussion and Analysis. In summary, these risks include:

ñ	changes in temperature and precipitation extremes;

ñ	sea level rise;

ñ	tropical cyclones (hurricanes and typhoons);

ñ	carbon taxation and sequestration requirements;

ñ	emission reporting obligations;

ñ	product efficiency regulations and standards;

ñ	uncertainty surrounding new regulation;

ñ	reputation; and

ñ	changing consumer behaviour.

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Corporate Governance

Our strategy to address the impact of these risks, and ensure our resilience under various scenarios, focuses on the following:

ñ	Lower carbon fuels. Since 2012, we have shifted our production mix towards natural gas, as a cleaner burning fuel than other fossil fuels, and we continue to focus on reducing the carbon intensity of the oil and gas that we produce. This includes producing fuel that is used within the country of production wherever possible, contributing to a reduced carbon footprint associated with transportation of the fuel to consumers, and to increased national energy security.

ñ	Greater energy efficiency. Many energy- and operational-efficiency initiatives go hand-in-hand, which in turn helps us to minimize our carbon footprint and reduce greenhouse gas emissions.

ñ	Lower greenhouse gas emission intensity. We are committed to reducing the greenhouse gas emissions associated with our production, with particular focus on methane. Our emissions reduction initiatives have resulted in Vermilion having a top quartile emissions intensity (emission rate per BOE produced) when compared against our peer group. This is a significant achievement, given that we do not have the benefit of a concentrated asset (as many of our peers have), which would support lower operational emissions. We therefore rely more heavily on innovation to reduce emissions.

ñ	Socially responsible fuels. We operate in regions noted for their stable, well-developed fiscal and regulatory policies related to oil and gas exploration and development, and for their robust framework of health, safety, environmental and human rights legislation. We are committed to ensuring that our fuels are produced in the most environmentally and socially responsible manner possible, respecting worker rights and community engagement.

ñ	Renewable energy. We are continuing to pilot the production of renewable energy, including geothermal energy, for which our internal expertise in engineering, geoscience and drilling is particularly well suited. This work has begun with a focus on the geothermal potential of our produced water, supporting a circular economy model that conserves, reuses and recycles resources to better protect our environment. It is also expanding into other areas, including biogas and the conversion of traditional oil and gas assets to geothermal production.

ñ	Transparency and reporting. We have established a strong record of reporting on greenhouse gas emissions, energy usage and other key environmental metrics. This data is helping us to understand our opportunities for improvement, and we will continue to use it to determine emissions and energy reduction targets.

Sustainability Risk Management

The Board has responsibility for reviewing all risks, including climate-related, and their implications for our business strategy. Our executive team is responsible for the review and management of the Enterprise Risk Management process. These form an integral part of decision making and are documented and regularly reviewed, with appropriate action taken to manage risks to a level as low as reasonably practicable. For each risk case, our technical teams, business unit leadership, executive team and Board of Directors (depending on the risk case) assess the scope and materiality of the risk. These reviews include an assessment of the integrated nature of many risks that span more than one risk category. These assessments feed into our Corporate Risk Register, which provides a consistent framework to ensure the effective tracking of all of our material risks, communication of our risks throughout the organization, as well as the mitigation plans associated with reducing their impact.

Sustainability-related risks and opportunities, including those related to climate, are identified by key staff across our Company, including our Health, Safety and Environment team, Sustainability team, Government and Public Relations teams, and our business unit leaders. All of these employees have significant experience in their fields, and gather a wide array of inputs that inform our analysis. These include research reports, external stakeholder organizations, government policy and regulation discussions, industry initiatives, communities and landowners, and global non-governmental entities.

As part of our ongoing cycle of risk identification, every business unit in 2018 assessed all current identified risk cases to determine where climate-related risk is a contributing factor.

These were incorporated into the Corporate Risk Review, and provided to the HSE Committee, including projected timelines and the mitigation or opportunity measures related to them. This process formalizes identification and assessment of climate-related risks and integrates them into the overall Enterprise Risk Management system, supporting the Board’s oversight of climate-related risks and business sustainability.

In 2017 and 2018, to support climate risk identification and management, we also developed a Carbon Liability Assessment Tool, with Scope 1 emissions quantification information and regulatory information for each business unit. We assessed the price of carbon on both a realized cost and shadow pricing basis, and have identified likely carbon pricing scenarios for all areas under our operational control. The Tool provides a screening-level overview of Vermilion’s exposure to this emerging financial risk factor. It also provides the basis for developing carbon liability risk cases for all business units in 2019, supports ongoing identification of carbon opportunities, and supports activities such as business development, taxation review and Marginal Abatement Cost Curve preparation.

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Corporate Governance

In 2019, we will further integrate our sustainability materiality analysis (incorporating issues with impact for both the Company and our key stakeholders) into our Enterprise Risk Management process and Corporate Risk Register.

Sustainability Metrics and Targets

Our sustainability reporting since 2012/2013 highlights the increasingly sophisticated and streamlined data collection process we are using internally, and continues to provide a platform from which to assess current levels, trending and comparisons to industry peers. Our metrics include significant economic, environmental, social and governance measures, and are reported in accordance with the comprehensive option of the Global Reporting Initiative’s Standards.

Climate-related metrics include but are not limited to:

ñ	energy consumption and intensity;

ñ	greenhouse gas emission and intensity (Scopes 1, 2 and 3);

ñ	investment in renewable energy;

ñ	flaring and venting volumes; and

ñ	water withdrawals.

In particular, we are focused on reducing the emissions intensity compared to production, and are proud that our record over the past several years has seen emissions intensity decrease even as production increased.

We use these and other metrics in several key ways to monitor our progress, including:

ñ	measurement against our established targets, which can be found in our Sustainability Report, on our website at www.vermilionenergy.com (under the heading “Our Responsibility”);

ñ	performance benchmarking against our peer group; and

ñ	performance benchmarking against recommendations from industry and third-party entities (e.g. Socially Responsible Investment agencies).

Because sustainability objectives are included in our long-term vision, progress on these drives both Company and individual staff performance. In 2018, we enhanced our corporate performance scorecard to include sustainability performance for the purposes of both executive and staff compensation. Results in this area are now directly tied with our rewards systems. This is included in the Compensation Discussion and Analysis section starting on page 57.

Note:

1.	Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources) and Scope 2 (Indirect, from purchased energy sources) in tonnes of carbon dioxide equivalent per barrel of oil equivalent.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 48

Board and Committees

BOARD

✓	Outside of special meetings, Board members meet a minimum of four times per year. Expectations around attendance and conflict of interest are addressed in the Board Terms of Reference and Guidelines, and our Code of Business Conduct and Ethics, copies of which are available on SEDAR at www.sedar.com and on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

INDEPENDENCE

✓	All of the members of our committees are independent in accordance with applicable Canadian securities laws and U.S. securities laws applicable to foreign private issuers.

AUDIT

✓	Audit and audit related fees were 99.96% of the total fees Vermilion paid to the independent auditors in 2018.

✓	The Audit Committee recommends the reappointment of Deloitte LLP as auditors.

✓	The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOVERNANCE AND HUMAN RESOURCES

✓	The GHR Committee annually reviews governance practices and policies.

✓	To determine executive compensation, the GHR Committee uses publicly available market data as well as survey information from Equilar and Mercer (Canada) Limited (“Mercer”). In 2017 and 2018, the GHRC Committee has used an independent executive compensation advisory firm, Hugessen Consulting (“Hugessen”) to review the competitiveness of the executive compensation, ongoing relevance of the peer group and typical and best practice CEO compensation design and governance provisions.

HEALTH, SAFETY AND ENVIRONMENT

✓	The Health, Safety and Environment Committee receives regular reports on the audits of our health, safety and environment systems completed throughout the year.

INDEPENDENT RESERVES

✓	The Independent Reserves Committee annually reviews and recommends our reserves and resources and related oil and gas disclosures to the Board.

SUSTAINABILITY

✓	The Board established the Sustainability Committee in 2018 to provide oversight and advice on our Sustainability Policy, sustainability long-range strategic plan, and associated performance. It incorporates external stakeholder input and encompasses broad environmental, social and governance issues.

A copy of the terms of reference for our Board and all committees is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

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Board and Committees

Board of Directors

Left to right – Lorenzo Donadeo, Chair of the Board; Larry Macdonald, Lead Director; Carin Knickel; Stephen Larke and Loren Leiker.

Left to right – Dr. Timothy Marchant; Anthony Marino; Robert Michaleski; William Roby; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with securities laws applicable to Canadian public companies and to the U.S. foreign private issuers, nine of the ten Board nominees (90%) are independent, with Mr. Marino, our CEO, as the only non-independent director.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage identified risks.

In 2018, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.

✓	Reviewed and evaluated our business and risk management reports.

✓	Reviewed throughout the year all six components of the Company’s strategic plan.

✓	Reviewed plans for CEO Succession.

✓	Established a Sustainability Committee to provide advice and oversight regarding Vermilion’s sustainability approach, including strategy and performance, with particular focus on recommendations from the TCFD.

✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.

✓	Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular and the Annual Information Form.

✓	Following the recommendation of the Governance and Human Resources Committee, reviewed and approved the 2019 CEO objectives.

✓	Approved a change to the executive compensation peer group for 2019, introducing companies with similar business models and international operations.

✓	Reviewed and approved the 2018 executive compensation.
✓	Analyzed and recommended a change to the Board of Director compensation effective January 1, 2019, introducing an annual retainer payable in DSUs, cash or Common Shares purchased on the secondary market, with a mandatory portion of the retainer payable in DSUs until the share ownership is met.

✓	Reviewed and approved our 2018 annual compensation and incentive programs for all employees.

✓	Following the recommendation of the Governance and Human Resources Committee, approved changes to the 2019 short-term and long-term incentive scorecards. The short-term incentive scorecard introduces two changes: (i) replacement of the production per share growth measure with the debt and dividend adjusted production per share growth, with increased quartile targets, and (ii) increased targets for the after-tax cash flow recycle ratio measure. The four changes to the 2019 long-term incentive scorecard are: (i) replacement of the production per share growth with the debt and dividend adjusted reserves per share growth, including robust quartile targets, (ii) addition of a return-based metric, FFO return on capital employed; (iii) addition of a sustainability measure based on Vermilion’s ESG performance relative to our peers; and (iv) increased quartile targets for the after-tax cash flow recycle ratio.

✓	Following the recommendation of the Governance and Human Resources Committee, approved the ‘Say on Pay’ advisory vote for the 2018 and confirmed the effectiveness of the Board Diversity Policy.

✓	Assessed directors’ independence against our Independence Standards.

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Board and Committees

✓	Approved an amendment to the Board Diversity Policy to include executive officers in the policy and to address specifically gender diversity by introducing a candidate selection step into our recruitment process for both the Board and executive officer positions. The candidate selection step requires reasonable efforts to ensure at least 50% of applicants are women.

✓	Reviewed its size and composition and approved a recruiting process for an additional Board member in 2018 to provide an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company, and approved the appointment of Ms. Carin Knickel.

✓	Following the recommendation of the Governance and Human Resources Committee, approved a tenure extension for Mr. Macdonald as his skill set and expertise would create a vacancy not easily replaceable.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our Independence Standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

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Board and Committees

Audit Committee

Left to right – Williams, Committee Chair; Larke; Macdonald and Michaleski.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information to be provided to shareholders and others, internal control systems established by management and the Board, and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. All members of the Audit Committee are financial experts.

In 2018, the Audit Committee:

✓	Recommended, following review of the 2018 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.

✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.

✓	Met separately with management and the external auditors to discuss the unaudited quarterly and the annual audited consolidated financial statements before recommending that the Board adopt the statements and include them in the Annual Report.
✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.

✓	Recommended, following review, to the Board for approval the quarterly and annual audited consolidated financial statements and associated management’s discussion and analysis, financial press releases and Annual Information Form.

✓	Reviewed and discussed with management and external auditors the reports from Canadian Public Accountability Board (CPAB), including their recommendations to Audit Committees.

✓	Reviewed and discussed with management the Company’s: adoption of IFRS 16 (“Leases”); business acquisition report relating to the Spartan acquisition; internal controls over financial reporting as it pertained to acquisitions of Spartan and Shell E&P Ireland Limited; and Extractive Sector Transparency Measures Act reporting.

✓	Reported to the Board on risk assessment and risk management effectiveness.

✓	Reviewed on an ongoing basis regulatory developments relating to auditor independence. Deloitte LLP has been the Company’s auditor since 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

✓	Approved or pre-approved all services provided by the external auditors.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	2018 ($)	2017 ($)	Change (%)
Audit Fees[1]	1,934,531	1,658,920	17%
Audit-Related Fees[2]	81,500	123,000	(34%)
Tax Fees[3]	800	34,828	(98%)
Total Annual Fees	2,016,831	1,816,748	11%

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2018 and 2017.
2.	Audit-related fees consist of fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees.
3.	Tax fees consist of fees for tax compliance services.

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Board and Committees

Governance and Human Resources Committee

Left to right – Michaleski, Committee Chair; Knickel; Larke; Macdonald and Williams

The GHR Committee assists the Board to review and develop governance practices and processes including recommending processes that enhance Board effectiveness, leading recruitment and ongoing development of directors. This committee also assists the Board to fulfill its human resources and compensation responsibilities and to oversee succession and development planning for the CEO and senior management.

All members of the GHR Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with new NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards were amended in 2014 to include additional criteria for determining independence of our GHR Committee members. As a foreign private issuer, we are not required to comply with the new requirements for Compensation Committee membership; however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the GHR Committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the Chief Executive Officer of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current chief executive officers who may sit on the GHR Committee. However, whether a director was a chief executive officer, particularly of a company in our peer group, would be considered in deciding whether to recommend him or her for appointment to the GHR Committee.

The members of the GHR Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the GHR Committee members have the requisite knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2018, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the Governance and Human Resources Committee and the Board.

✓	Reviewed committee structures and procedures to ensure Board independence.
✓	Reviewed the analysis of director and officer questionnaires and director skill matrix to ensure governance standards were met.

✓	Analyzed Vermilion’s corporate governance policies.

✓	Reviewed the ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the shareholder vote.

✓	Evaluated Vermilion’s compensation and incentive programs for 2018 and recommended that the Board approve the programs.

✓	Analyzed and recommended executive compensation for 2018 to the Board.

✓	Analyzed and recommended a change to the executive compensation peer group for 2019 introducing companies with similar business models and international operations.

✓	Reviewed the corporate performance peer group with finalization of the 2018 peer group in February 2018 and the 2019 peer group in February 2019.

✓	Assessed corporate performance for 2018 and recommended same to the Board.

✓	Reviewed the short-term and long-term incentive scorecards and recommended a change to both. The short-term incentive scorecard introduces two changes: (i) replacement of the production per share growth measure with the debt and dividend adjusted production per share growth, with increased quartile targets, and (ii) increased targets for the after-tax cash flow recycle ratio measure. The four changes to the 2019 long-term incentive scorecard are: (i) replacement of the production per share growth with the debt and dividend adjusted reserves per share growth, including robust quartile targets, (ii) addition of a return-based metric, FFO return on capital employed; (iii) addition of a sustainability measure based on Vermilion’s ESG performance relative to our peers; and (iv) increased quartile targets for the after-tax cash flow recycle ratio.

✓	Reviewed the 2019 CEO objectives.

✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.

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Board and Committees

✓	Analyzed and recommended a change to the Board of Director compensation, introducing an annual retainer payable in DSUs, cash or Common Shares purchased on the secondary market, with a mandatory portion of the retainer payable in DSUs until the share ownership is met.

✓	Recommended to the Board tenure extension for Mr. Macdonald as his skill set and expertise would create a vacancy not easily replaceable.

✓	Reviewed the effectiveness of the Board Diversity Policy considering the Board’s current and long-term composition. Conducted a search and recommended appointment to the Board of Ms. Carin Knickel (August 1, 2018).

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

The Governance and Human Resources Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer, a human resources consulting firm, to evaluate executive compensation.

The Governance and Human Resources Committee is authorized to use its own outside consultant at its discretion. In 2018, Hugessen was employed independently by the Board for the purposes of:

✓	reviewing the CEO compensation and compensation peer group composition;

✓	competitiveness of the executive compensation philosophy;

✓	ongoing relevance of the compensation peer group; and

✓	typical and best practice CEO compensation design and governance provisions.

The advice and recommendations provided by Hugessen were factors considered in the GHR Committee recommendations and the Board’s decisions regarding executive compensation; however, the GHR Committee and the Board did not rely exclusively on such advice and recommendations. The decisions with respect to executive compensation reflect a number of other factors and considerations including peer data, input from management, and the discretion of the GHR Committee and Board.

Compensation Work Plan

The GHR Committee follows a work plan to ensure it has continuous oversight and input into compensation programs for the executives and all employees. In addition to the compensation activities, the GHR Committee ensures it has continuous oversight on governance duties and responsibilities through a review of new governance developments and practices, at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
CEO performance evaluation including performance as compared to Strategic Objectives and feedback survey from the individual Board members.	Review CEO performance.	✓			✓	Review, approve
CEO compensation (including salary, bonus and long-term incentives).	Recommend CEO compensation to the Board for approval in light of performance evaluation.	✓		✓		Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓		Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The GHR Committee is committed to strong governance corporate practices. We value opinions of corporate governance commentators including ISS, Glass Lewis and CCGG.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 54

Board and Committees

Health, Safety and Environment Committee

Left to right – Marchant, Committee Chair; Knickel; Macdonald and Roby.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards. All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2018, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.

✓	Made recommendations on Health, Safety and Environment policies.

✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.

✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.

✓	Recommended the Health, Safety and Environment strategic plan.

✓	Reviewed significant legislative and regulatory changes related to Health, Safety and Environment.

✓	Reviewed and monitored Health, Safety and Environment related sustainability initiatives.

✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.

✓	Reviewed and determined that major safety events were properly reported and investigated.

✓	Met independently with management representatives responsible for Health, Safety and Environment at Vermilion.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Independent Reserves Committee

Left to right – Roby, Committee Chair; Leiker and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2018, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly conducted.

✓	Monitored Vermilion’s projected annual reserves.

✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.

✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.

✓	Considered and discussed with management the finding, development and acquisition costs for reserve additions.

✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.

✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.

✓	Completed a reserves due diligence questionnaire.

✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.

✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Page 55 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Board and Committees

SUSTAINABILITY Committee

Left to right – Marchant, Committee Chair; Knickel; Larke and Roby.

The Board established our Sustainability Committee in 2018 to assist it with oversight of Vermilion’s approach to sustainability, including the Sustainability Policy, the long-range strategic plan, sustainability performance including key performance indicators, and methods of communicating sustainability policies and performance. The committee’s role also encompasses reviewing emerging risks and opportunities associated with sustainability issues, including significant matters such as the energy transition and social impacts, including human rights, community investment, and government and other stakeholder relations, along with the integration of those risks and opportunities into Vermilion’s Enterprise Risk Management framework.

In 2018, the Board, Board Chair and/or Sustainability Committee Chair:

✓	Reviewed Vermilion’s long-range strategic plan for sustainability.

✓	Reviewed Vermilion’s sustainability performance via results from third-party sustainability ratings agencies, including CDP, RobecoSAM, Sustainalytics, MSCI, ISS, Corporate Knights and Vigeo-Eiris.
✓	Reviewed key sustainability governance, reporting and performance recommendations from the TCFD and the Canadian Coalition for Good Governance, and incorporated them into the Board and the committee’s responsibilities.

✓	Reviewed the Board skills matrix to ensure appropriate representation of sustainability-related skills and experience, including climate-related issues.

✓	Established the Sustainability Committee and its membership.

✓	Drafted the committee’s Terms of Reference for review by the GHR Committee.

✓	Recommended guest speakers with sustainability expertise, including climate change, for 2019 Board continuing education.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 56

Compensation Discussion and Analysis

Compensation Practices and Highlights

PERFORMANCE EVALUATION

✓	The directors review Vermilion’s corporate performance against pre-determined targets, as well as the CEO’s performance against agreed upon annual objectives. The CEO and all executives must meet their objectives to receive a bonus and long-term incentive award.

✓	CEO compensation is based 100% on corporate performance; Executive Vice Presidents (excluding CEO) compensation is based on 2/3 corporate and 1/3 individual performance; and Vice Presidents compensation is based on 1/3 individual and 2/3 corporate performance .

✓	As a best governance practice, we disclose our scorecards (STIP and LTIP), including the metrics, rationale, pre-established stretch targets, achieved results and the final overall score linked to our compensation program.

✓	In 2018, the Board approved a change to the 2019 STIP and LTIP Scorecards, introducing revised threshold targets, and under the LTIP Scorecard, replacing the qualitative measure “Strategic Performance” with the two quantitative measures, “FFO Return on Capital Employed” and a “Sustainability” measure.

COMPENSATION MIX

✓	We ensure compensation for our executives is variable or at risk – only earned when performance targets are met. In 2018, the variable compensation for our CEO and other NEOs was 88% and 71%, respectively.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding our 6th Annual ‘Say on Pay’ Vote.

✓	2018 support of 86% and five-year average support of 95%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangement that is designed to hedge.

CLAWBACK POLICY

✓	Requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

DOUBLE TRIGGER MANAGEMENT AGREEMENTS

✓	CEO relinquished single trigger in 2018.

✓	All new executive agreements will be double trigger.

✓	Other legacy single trigger executive agreements are grandfathered.

ROBUST OWNERSHIP POLICY

✓	CEO, 8 times base salary – exceeds the industry average ownership requirements.

✓	CEO, post-retirement holding period of 2 times annual base salary for a period of 12 months.

✓	Executive Vice Presidents, 3 times base salary.

✓	Vice Presidents, 1 times base salary.

Page 57 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

OVERVIEW FROM THE CHAIR OF THE BOARD AND LEAD DIRECTOR

The Board is conscious that shareholders have entrusted their investment to us, and we are committed to you as shareholders to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top mid-cap energy company with global operations.

COMPENSATION OBJECTIVE

We connect our performance metrics to our commitment to shareholders by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion, including performance compared to our peers.

CORPORATE SCORECARDS

Our corporate performance scorecards include both standard industry metrics and internal measures of performance that are compared to plans established by management and approved by the Board each year. In 2018, we completed an extensive revision to our scorecard models and we made changes to both our 2019 STIP and LTIP Scorecards. We modified the respective scorecards to include a minimum of two operational and two return-based performance metrics on each one. We concur with shareholders and recent industry studies that indicate scorecards with a focus on returns in addition to operational targets drive the desired behaviour that provide strong long-term performance. We updated the target thresholds for the one-and three-year after-cash recycle ratio, the one-year production per share growth, and the three-year reserves per share growth measures, reflecting an increasingly competitive industry. We also introduced a return metric, Return on Capital Employed, in our LTIP Scorecard, and added a sustainability (ESG) measure. Given Vermilion’s focus on sustainability – we began reporting in 2014, and made Integrated Sustainability one of six Strategic Objectives within our long-range business plan in 2015 – we welcomed the increasing focus on sustainability in 2018, generated by entities such as the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board. Their call for consistency in approach, disclosure and performance is much needed in a fragmented sustainability reporting environment. We continued to demonstrate leadership positions in this area in 2018, including updating the LTIP Scorecard to use specific sustainability metrics that clarify the connection between sustainability performance and compensation.

CORPORATE PERFORMANCE PEER GROUP

The 2019 corporate performance peer group selection criteria was updated to include a screen of all companies listed on the Toronto Stock Exchange (as opposed to only those companies included in the S&P TSX Composite Index). The production criteria for selection increased from greater than 10,000 boe/d to 0.2 to 5.0 times Vermilion’s production. Using the revised selection criteria, three companies (Athabasca Oil Corporation, Fronterra Energy Corp. and Kelt Exploration Ltd.) warranted inclusion and four companies warranted removal (Bonterra Energy Corp., Crew Energy Inc., Pengrowth Energy Corp. and Surge Energy Inc.) from our peer group. Historically, the corporate performance peer group and associated proxy data was used to benchmark executive compensation; however, in 2019 an executive compensation peer group was created that will be used to benchmark executive compensation.

EXECUTIVE COMPENSATION PEER GROUP

Pay-for-performance is the foundation of our compensation philosophy. Vermilion operates in 10 countries with varying regulatory, political and operational complexities, including onshore and offshore operations across multiple time zones, and a workforce with varying cultural and language differences.

In 2018, we completed a review of our compensation peer group in light of our international operations to ensure the executive compensation peer group reflects the complexity of our business and the competitive pressures we face in the markets in which we operate. The 2019 executive compensation peer group was updated to include companies closely matched to Vermilion in size and business model (international operations and dividend-paying companies).

The 2019 updates to the corporate performance peer group, the executive compensation peer group and to the STIP and LTIP Scorecards reflect our continued efforts to ensure that we attract, motivate and retain talent who will continue to deliver top performance while keeping executive pay aligned with shareholders’ interests. Full details on the Corporate Performance and Executive Compensation Peer Groups and the STIP and LTIP Scorecards are on pages 67 to 79.

Submitted by Lorenzo Donadeo, Chair of the Board

Larry J. Macdonald, Lead Director

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 58

Compensation Discussion and Analysis

COMPENSATION Discussion and Analysis (“CDA”) Overview

The CDA section summarizes our compensation strategy and objectives and ties it to our compensation program and design. We describe in detail the annual compensation process, including who is involved in the process. A detailed summary of each compensation element is included. As our compensation is benchmarked to a peer group, we provide detailed information on the peer group selection criteria and any changes for the upcoming year. We disclose our corporate performance scorecard measures, rationale for selecting the measures, and the year-end results. The corporate performance scorecards are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus, share awards and compensation awards).

Strategy and Objectives

Our compensation philosophy and objectives of the compensation program are the same for all staff, including executives, and are aligned with shareholders’ interests.

Each employee and executive is eligible to participate in our compensation program elements, including base salary and short-term and long-term incentives, which we believe strengthens our organizational alignment consistent with shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance. The four objectives that guide the design of Vermilion’s compensation plans are:

ñ	ensuring our operations worldwide are sustainable under a range of commodity price environments and when changes occur in our workforce;

ñ	allowing us to attract and retain high-calibre employees that are important to our success;

ñ	rewarding all employees and executives when their performance and the Company’s performance is top quartile; and

ñ	aligning compensation programs with our strategy to ensure prudent risk taking.

Compensation Program Design

Our compensation program has been designed to ensure reasonable objectives are built in to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.

Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable and paid only when individual and business outcomes including financial performance objectives are met (see page 84 for details of our total compensation mix for NEOs in the context of 2018 results and compensation).

Employees and executives are rewarded based on their individual performance and impact on Vermilion’s overall success.

Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion provides consistency in compensation decisions by conducting a similar evaluation process each year, while also considering current market conditions for employee and executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected) to ensure we understand the possible and actual impacts of our compensation decisions.

Page 59 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

Our Annual Compensation Process

Who is Involved in Compensation Decisions

Ultimate accountability for compensation decisions rests with the Board.

Management, the CEO, the GHR Committee and our Board all have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes correlate to performance.

Board of Directors' Approval
Board of Directors
Ultimate accountability for the approval of all major compensation programs and payouts for CEO, executives and employees according to compensation philosophy, while managing compensation risk. Also approves corporate performance relative to peer organizations and market performance.
Governance and Human Resources Committee's Review
Governance and Human Resources Committee
Assists with the Board's accountability to provide final approval on all major compensation programs and policies for CEO, executives and all employees, reviews compensation risk factors and corporate performance, and puts forward recommendations. The GHR Committee may engage a consultant to assist with the compensation program review and recommendations.
There is cross membership between all five of our Board Committees.
CEO's review of executive and employee compensation.
Management's Proposal
Management's Annual Market Review and Analysis
Recommend CEO and executives' compensation payouts directly to the Committee. Recommendations are based on compensation program design, which includes market data such as peer proxy review and compensation consulting data from sources such as Mercer and Equilar. Ensure compensation program and pay mix elements are stress-tested and back-tested.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 60

Compensation Discussion and Analysis

Elements of Compensation

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay-at-risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites, savings plan and other benefits as applicable to our employees in other jurisdictions which are not based on individual achievements.

Direct Total Compensation (three elements)

Targeted at the median of the Company’s compensation peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect Compensation (two elements) Dependent on base salary (e.g. Savings Plan) or a flat amount (e.g. parking).

	Base Salary	Short-term Incentive (Bonus Plan)	Long-term Incentives	Benefits and Perquisites[1]	Savings Plan[1]
What we provide	Fixed amount paid to an employee	Variable amount paid to an employee	Variable amount paid to an employee in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Employees may contribute to a registered or non-registered plan for self and/or spouse
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain employees	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target Market alignment	Median, based on performance and internal equity	Up to top quartile, based on overall performance	Up to top quartile, based on overall performance	Median	Median
Performance period	Day-to-day	One year	Three years Five years[2] (CEO only)	Day-to-day	Day-to-day
How payout works	Provided each pay period

Based on a percentage of eligible earnings and targets

Bonus payment for CEO based on 100% corporate results, executives on 1/3 individual and 2/3 corporate, employees on 2/3 individual and 1/3 corporate

Paid in cash or shares or combination of both at the discretion of the Board

Grant based on job level, overall performance and effort towards achieving corporate objectives

Prorated for new hires

Paid in cash or shares or combination of both at the discretion of the Board pursuant to the VIP and the Compensation Arrangement plan texts

				Provided each pay period	Contributions provided each pay period, restriction on sale of employer portion for one year
Triggers	Evaluated annually and on job change	Individual performance and/or corporate performance – based on “STIP Scorecard” (starting on page 71)	Cliff vesting tied to “LTIP Scorecard” over the vesting period (starting on page 72)	Benefits provided to all employees Parking only provided for senior level employees	Employee’s maximum contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions)
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on stock price

Notes:

1.	Benefits and perquisites and Savings Plan may include other compensation as applicable to our employees in other jurisdictions.
2.	Introduced in 2018 a share award with a five-year vesting.

Page 61 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

Base Salary

The base salary is a fixed amount paid to employees for the skills and knowledge employees deliver to Vermilion. Base salary is targeted at the median of the market and is aligned to skill level and individual performance, as well as internal equity. Base salary provides income certainty to attract and retain employees.

Bonus Plan

The foundation of our program is to incentivize employees and executives to continuously outperform and create shareholder value through their contributions.

Vermilion’s bonus program follows a linear model and is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance. Executive (excluding the CEO) bonus payments are based on one-third individual performance and two-thirds corporate performance, while the CEO performance is based solely on corporate performance as measured in the STIP Scorecard. Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

The annual bonus award values for executives are targeted between median and P75 grant market value for each executive position. Bonuses may be paid in cash, shares or a combination of both at the discretion of the Board. For 2018, the Board determined that bonuses for Canadian employees and expatriates be funded though shares from treasury in whole or in part. The number of shares issued in payment of the bonus is calculated using the TSX five-day weighted average closing price before the bonus is granted. Bonus shares vest immediately upon issue. Shares issuable under the Bonus Plan may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities). Currently the Bonus Plan is subject to a maximum of 300,000 Common Shares that can be issued in any calendar year. For 2018 bonuses, a total of 234,583 shares were issued under the Bonus Plan.

In certain limited circumstances where an employee makes significant contributions to a specific project, in addition to the regular annual bonus program, an employee may receive an additional bonus award in recognition of contributions to that specific project.

Vermilion Incentive Plan

The VIP was approved by shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. On May 1, 2013, the VIP treasury rolling reserve was reduced from 10% to 5%, non-employee director participation limits were amended, and all unallocated share awards were approved for an additional three years. On May 6, 2016, the VIP treasury rolling reserve was further reduced from 5% to 3.8% and the non-employee director participation limits were amended to align with shareholder advisory policies. At the Meeting the shareholders will be asked to approve an amendment to the VIP to further reduce the rolling reserve from 3.8% to 3.5% of total issued and outstanding Common Shares. The VIP provides employees, officers and certain service providers of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule “B” to the Circular. Vermilion’s compensation is designed on the principle of “one plan for everyone”, the executives and employees together to drive organizational performance in the best interest of our shareholders.

The annual long-term grant award values for executives are determined between median and top quartile grant value in the market for each executive position.

One of Vermilion’s objectives is to increase shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating Company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay-at-risk.

Both financial and operating goals are driven by strategic imperatives such as offering best-in-class health, safety and environment, sustaining a robust portfolio, attracting and retaining extraordinary people, demonstrating operational excellence and operating in an economically, environmentally and socially sustainable manner, while providing top quartile shareholder returns. Additional information about our achievements against these objectives starts on page 74.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 62

Compensation Discussion and Analysis

Management’s analysis to support compensation recommendations includes:

ñ	compensation market information relating to our peer group and the oil and gas industry in local markets;

ñ	Vermilion’s performance and position against our peers;

ñ	Vermilion’s compensation percentile rank against the Compensation Peer Group;

ñ	suggestions from governance-minded organizations, such as the CCGG, ISS and Glass Lewis;

ñ	individual performance against stated objectives;

ñ	potential market conditions;

ñ	compensation trends and practices;

ñ	executive pay relative to TSR; and

ñ	corporate performance scorecards (STIP and LTIP Scorecards) are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus, share awards and compensation awards).

The GHR Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios, stress-testing compensation ensures that the GHR Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with management, the GHR Committee makes recommendations to the Board on compensation, incentives, and benefit plans for executives and employees. The GHR Committee may, when it feels it is necessary, get advice from an outside consultant.

In 2017 and 2018, the GHR Committee retained the services of Hugessen to review the competitiveness of the executive compensation philosophy, ongoing relevance of the compensation peer group, and typical and best practice CEO compensation design and governance provisions. The advice and recommendations provided by Hugessen were factors considered in the GHR Committee recommendations and the Board’s decisions regarding executive compensation; however, the GHR Committee and the Board did not rely exclusively on such advice and recommendations. The decisions with respect to executive compensation reflect a number of other factors and considerations, including peer data, input from management, and the discretion of the GHR Committee and Board.

Total fees paid to consultants were $56,959.

Consultants	2018 ($)	2017 ($)
Surveys (Mercer and Equilar)	45,039	39,098
Executive Compensation Related Fees (Hugessen)	11,921	50,085
Total	56,959	89,183

The Board receives a report and recommendations from the GHR Committee and makes the final decision on compensation for the executives and the overall program for all employees.

The following information regarding share awards under the LTIP is as of December 31, 2018.

Total Authorized for Reserved[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Authorized for Issue[3] (Percent of Outstanding Shares)
5,802,750 (3.8%)	1,931,280 (1.26%)	3,871,470 (2.53%)

Notes:

1.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of 1 times for the performance awards. It represents share awards and compensation awards granted net of cancellations.
3.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is currently 3.8% of the outstanding Common Shares from time-to-time.

At the Meeting, shareholders will be asked to approve an amendment to LTIP to further reduce the rolling reserve of all issued and outstanding awards and shares authorized for issuance under Vermilion’s equity compensation plans from 3.8% to 3.5% of total issued and outstanding Common Shares from time-to-time.

The burn rate shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted in a given year by the weighted average issued and outstanding Company’s shares.

Page 63 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

The following table summarizes Vermilion’s annual and three-year average burn rate as at December 31 of the applicable year.

Year	Share Awards Granted[1] (#)	Bonus Plan Shares[2] (#)	Savings Plan Shares[3] (#)	Basic Weighted Average of Issued and Outstanding as at December 31 (#)	Burn Rate
					Share Awards Granted	Bonus Plan Shares	Savings Plan Shares	Total
2018	931,959	154,382	159,409	140,619,019	0.66%	0.11%	0.11%	0.89%
2017	562,721	72,424	124,824	120,581,785	0.47%	0.06%	0.10%	0.63%
2016	777,257	82,894	109,998	115,695,352	0.67%	0.07%	0.10%	0.84%
Average Three-year Burn Rate					0.60%	0.08%	0.10%	0.78%

Notes:

1.	Number of share awards and compensation awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of 1 times. It does not include cancellations.
2.	Shares issued under the Bonus Plan in the year noted.
3.	Shares issued under the Savings Plan in the year noted.

Securities Authorized for Issue under Equity Compensation Plans – December 31, 2018

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans[1,2] (#)
All rights approved by shareholders
Rolling Reserve (3.8%) 152,703,959 *3.8%			5,802,750
Vermilion Incentive Plan	1,894,435	43.92[3]
Compensation Arrangement[4]	36,845	40.71[3]
Unallocated Share Awards (Available for Future Issuance Under All Plans)			3,871,470
Plans subject to annual maximums
ñ Compensation Arrangement[4]			63,155 (100,000 – 36,845)
ñ Bonus Plan[5] (300,000 annual maximum)	n/a	n/a	145,618 (300,000 – 154,382)
ñ Savings Plan[6] (300,000 annual maximum)	n/a	n/a	140,591 (300,000 – 159,409)
Plan not approved by shareholders ñ Deferred Share Unit Plan (300,000 annual maximum)	Subject to shareholder approval at the Meeting.

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.8% of the outstanding Common Shares from time-to-time, subject to caps of 100,000 Common Shares per year under the Compensation Arrangement and 300,000 Common Shares per year under each of the Bonus Plan and the Savings Plan. This represents a total of 5,802,750 Common Shares as at December 31, 2018.
2.	3,871,470 Common Shares remain available for future issuance under all plans is based on a 3.8% rolling reserve.
3.	Average of the share awards on the date of grant.
4.	63,155 is calculated as follows: maximum reserved (100,000) less number of shares issued (36,845) in a calendar year.
5.	145,618 is calculated as follows: maximum reserved (300,000) less number of shares issued (154,382) in a calendar year.
6.	140,591 is calculated as follows: maximum reserved (300,000) less number of shares issued (159,409) in a calendar year.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 64

Compensation Discussion and Analysis

All share awards granted to executives are 100% performance-based. Other employees can choose to receive their awards as either:

ñ	100% of their grant as a performance-based award; or

ñ	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. For years up to and including 2018, performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

2018 VIP Vesting Performance Multiple Calculation
2017 Annual Performance Factor	2.0
2016 Annual Performance Factor	2.0
2015 Annual Performance Factor	2.0
Three-year Average (6.0 / 3)	2.0

Starting with the 2019 annual grant, the LTIP multiple will no longer be an average of the annual performance factor for each of the last three years preceding the vesting as illustrated in the table above. The LTIP multiple will be determined using the 2019 LTIP Scorecard, which measures performance over a three-year period. See details on the 2019 LTIP Scorecard starting on page 78.

Except with respect to new hire or promotional awards (where they vest annually over three years), annual share award grants vest on April 1 or October 1 of the third year after they were granted, or in certain circumstances on a later date if employees are subject to a trading blackout at the time of the vest.

Once vested, all awards are settled, at the discretion of the Board, in cash (equal to the value of the shares), Common Shares, or a combination of both. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX.

For years up to and including 2018, the maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual share award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding.

In 2018, we introduced a Compensation Arrangement which provides long-term incentive awards for our CEO, the sole participant under the plan. Compensation Awards will be settled with Common Shares issued from treasury. A summary of the Compensation Arrangement is set forth in Schedule "C” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align to our business. Details on our corporate performance scorecard start on page 71.

For 2018, the Board reviewed the corporate performance for the LTIP Scorecard and determined that Vermilion’s performance was in the first quartile of the scorecard resulting in a performance factor of 2.0 times.

For years up to and including 2018, for new hires and promotions, only the performance factor for the year(s) prior to the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

VIP Performance Factor Payout

Quartile Ranking	VIP Performance Factor Payout
1st Quartile	2.0 times
2nd Quartile	1.5 times
3rd Quartile	1.0 times
4th Quartile	0 times

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our shareholders. They must meet and maintain ownership requirements within specific timeframes (see page 80 for full details). The ownership policy is based on ‘vested and settled’ shares. We believe our Share Ownership Policy governs the holding of shares inclusive of vesting of all of our share-based compensation. These shares must be held until the executive resigns or retires from the Company.

Effective February 28, 2018, the CEO’s minimum share ownership requirement was increased from 5 to 8 times annual base salary to be held in shares. Also, the requirement to hold shares for a period of 12 months after resignation or retirement was increased from 1 to 2 times base salary in shares. The revised ownership requirements for our CEO are robust and significantly exceed the average ownership requirements in our industry.

Page 65 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

Savings Plan

Funds contributed to our Savings Plan are used to acquire Vermilion shares issued from treasury, on the open market or a combination of both at the discretion of the Board. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares purchased with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2018, a total of 159,409 shares were issued from treasury at prices per share between $28.53 and $48.81.

We do not have a pension plan for any Canadian-based employees, nor do we offer any deferred benefits.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions in which the employees are located.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The GHR Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide executives with an executive health plan. Costs for NEOs have been included in the Summary Compensation Table on page 91.

How We Manage Pay and Performance

We measure Company performance annually using our balanced scorecards. Company performance and individual performance are used to determine the annual bonus payout and to determine the annual grant of share awards. For years up to and including 2018, and in respect of share awards settled in Common Shares, the number of Common Shares issued upon vesting of share awards is adjusted by the average performance factor for the applicable vesting period (see page 65 for further details on VIP and Schedule “C” for a Summary of Compensation Arrangement).

How We Measure Performance

We measure corporate performance similar to the way we measure individual performance.

We measure both corporate and individual performance in similar ways with a range of outcomes from underperform to exceptional. Compensation is delivered consistent with results.

Our performance management process includes:

ñ	setting clear expectations for performance;

ñ	communicating performance and development goals, and career aspirations;

ñ	identifying opportunities to learn and grow;

ñ	providing ongoing feedback;

ñ	evaluating results and how they were achieved; and

ñ	recognizing accomplishments.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 66

Compensation Discussion and Analysis

Peer GroupS

Every year we review and select a peer comparator group for corporate performance benchmarking based on discussions among the Board of Directors, management and, when deemed appropriate, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope.

2018 Corporate Performance Peer Group

2018 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,362	132,724	6,016	2,863
Baytex Energy Corporation	Calgary	1,429	80,458	6,377	1,335
Birchcliff Energy Ltd.	Calgary	621	77,096	2,763	808
Bonavista Energy Corporation	Calgary	515	69,154	2,924	312
Bonterra Energy Corp.	Calgary	223	13,206	1,104	216
Crescent Point Energy Corporation	Calgary	3,888	178,166	12,730	2,278
Crew Energy Inc.	Calgary	218	23,885	1,452	130
Enerplus Corporation	Calgary	1,611	93,216	3,118	2,538
Gran Tierra Energy Inc.	Calgary	798	36,209	2,287	1,153
MEG Energy Corp.	Calgary	2,503	87,731	8,409	2,289
NuVista Energy Ltd.	Calgary	556	40,353	2,181	919
Obsidian Energy Ltd.	Calgary	444	28,953	2,650	259
Paramount Resources Ltd.	Calgary	966	85,941	4,118	936
Parex Resources Inc.	Calgary	1,252	44,408	2,356	2,534
Pengrowth Energy Corporation	Calgary	532	22,025	1,344	334
Peyto Exploration & Development Corp	Calgary	502	92,012	3,689	1,167
Seven Generations Energy Ltd.	Calgary	3,314	202,578	8,120	3,928
Surge Energy Inc.	Calgary	305	18,058	1,567	455
TORC Oil & Gas Ltd.	Calgary	541	25,339	2,318	947
Tourmaline Oil Corp.	Calgary	1,707	265,044	10,732	4,619
Whitecap Resources Inc.	Calgary	1,520	74,415	5,959	1,801
Average (excluding Vermilion)	Calgary	1,181	80,522	4,391	1,515
Vermilion	Calgary	1,678	87,270	6,271	4,392
Vermilion’s position (out of 22)[5]	–	5	8	6	2
Statistical Distribution (excluding Vermilion):
ñ 25th Percentile	–	515	28,953	2,287	455
ñ Median	–	798	74,415	2,924	1,153
ñ 75th Percentile	–	1,520	92,012	6,016	2,289
ñ Vermilion Percentile	–	81	67	76	95

Notes:

1.	Figures reflect 2018 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Gran Tierra Energy Inc. and Parex Resources Inc. report in U.S. dollars. The sales figure has been converted at a 2018 average rate of 1.296 (USD/CAD). The assets figure has been converted at a December 31, 2018 rate of 1.364 (USD/CAD).
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2018.
5.	Position order is from largest to smallest.

Page 67 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

For 2018, the screening for available peers began with the independent S&P/TSX Oil & Gas Exploration & Production Index. Index participants were then filtered to identify upstream producers only through the application of Global Industry Classification Standards (GICS) subgroup classification code 10102020. Members most comparable to Vermilion in terms of market capitalization and business model were identified using the following size criteria:

ñ	trailing 12-month revenues (derived primarily from direct investment in oil and gas extraction) of between 0.2x and 5x Vermilion’s trailing 12-month revenue;

ñ	total assets between 0.2x and 5x Vermilion’s total assets; and

ñ	production greater than 10,000 boe/d.

A review of the peer group is completed annually to identify situations where unusual circumstances have meaningfully impacted a company's qualification for inclusion. The selection process provides a guideline for removal of companies that become the target of a merger or acquisition during the course of the period being measured.

As we continually evaluate the appropriateness of our peer group using our selection criteria, three companies (Raging River Exploration Inc., Spartan Energy Corp. and MEG Energy Corp.) warranted exclusion from our 2018 peer group as they were acquired or were subject to an outstanding offer in 2018.

2019 Corporate Performance Peer Group

For 2019, the Board of Directors has approved a change to the peer group selection criteria. As Vermilion is growing, the number of companies included in the S&P/TSX Oil & Gas Exploration & Production Index similar to Vermilion in terms of size and business model is significantly less than in previous years, when Vermilion’s size was half the size it is today. Also, as our production has increased to over 100,000 boe/d, changes to the selection criteria were necessary.

We now start with all active oil and gas exploration and production companies listed on the Toronto Stock Exchange, which results in a broader screen of companies (65) instead of only the companies included in the S&P TSX Composite Index (27).

Also, the production criteria changed from greater than 10,000 boed/d to 0.2x to 5.0x (of VET production) to align with the revenue and total assets size filters.

Using the revised selection criteria, the 2019 peer group results in a total of 21 companies. Three companies were added (Athabasca Oil Corp., Fronterra Energy Corp., and Kelt Exploration Ltd.) and four companies were removed (Bonterra Energy Corp., Crew Energy Inc., Pengrowth Energy Corp and Surge Energy Inc.) as they no longer met the selection criteria.

We did not look outside of Canada to find comparable peers as we compete with Canadian companies for capital; however, for the 2019 executive compensation peer group we broadened our search outside of Canada as we compete for talent with larger companies with international operations in North America.

2018 Compensation Peer Group

For Board and executives, role-specific data is gathered from corporate performance peer group proxies. If the information for an executive position is not disclosed in the proxy, then peer-specific market data from the Mercer Total Compensation Survey (“MTCS”), our data provider, is gathered.

To establish an MTCS compensation peer group, the following criteria must be met: (i) companies must be included in Vermilion’s corporate performance peer group; and (ii) they must participate in the MTCS.

The 2018 executive officer compensation peer group was not reflective of Vermilion’s international operations and complexity; as a result, a change was made to the 2019 executive compensation peer group.

2019 Executive Compensation Peer Group Change

In 2018, we completed a review of our compensation peer group considering our international operations, to ensure the group reflects the complexity of our business and the competitive pressures we face in the markets in which we operate. The 2018 compensation peer group includes companies with operations limited to North America, while Vermilion is an international company with operations in 10 different countries.

We often compete for talent and projects with large companies with international exposure, creating a more exacting competitive environment and requiring enhanced performance from our personnel. In order to continue to be operationally successful and to deliver sustainable long-term value for our shareholders, we must be able to continue to retain and attract talent through competitive compensation, having regard to those (often larger) internationally focused companies. We believe it is important to ensure the most comparable peer group as an input to decisions that will impact attraction and retention going forward. The GHR Committee and the Board considers these factors when reviewing and considering peer and competitive market data and in determining NEO compensation.

Due to the lack of Canadian exploration & production (“E&P“) companies with international operations, we broadened the peer group selection criteria to include U.S. companies closely matched to Vermilion in size and business model.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 68

Compensation Discussion and Analysis

The screening for available peers began with Canadian and U.S. oil and gas E&P companies. Members most comparable to Vermilion in enterprise value, market capitalization, revenue and business model were identified using the following size criteria:

Selection Criteria	Canadian Companies	U.S. Companies
Enterprise Value	0.25x to 4.0x	0.25x to 2.0x
Market Cap	0.25x to 4.0x	0.25x to 2.0x
Revenue	0.25x to 4.0x	0.25x to 2.0x
Dividend or International Operations	√	√

Given the limited number of Canadian companies similar to Vermilion in size and geographical diversity, senior leadership talent with global experience usually comes from larger integrated oil and gas companies, or from E&P oil and gas companies headquartered in the United States. The 10 Canadian oil and gas E&P companies that meet the enterprise value, market capitalization, and revenue criteria (0.2x to 4.0x Vermilion’s size) are: ARC Resources Ltd., Baytex Energy Corporation, Crescent Point Energy Corporation, Encana Corp., Enerplus Corporation, MEG Energy Corp., Paramount Resources Ltd., Seven Generations Energy Ltd., Tourmaline Oil Corp. and Whitecap Resources Inc.

Only four out of ten Canadian companies (Baytex, Crescent Point, Encana and Enerplus) have operations in the United Sates, and none of the companies have operations outside North America.

The selection criteria for the U.S. companies is closely matched to Vermilion, using 0.25x to 2.0x Vermilion’s size compared to the 0.25x to 4.0x multiple used for the Canadian companies. In addition to the narrower size criteria, U.S. companies are included only if they have international operations and/or pay a dividend. Keeping the size filter for the U.S. companies 50% narrower than the Canadian selection criteria ensures the peer group is closely matched to Vermilion in size, reducing the risk of ending up with ‘aspirational peers’, or companies significantly bigger than us. The peer group was approved at the October 2018 Board meeting and further re-approved at the February 2019 meeting based on publicly available information at the time of the Board approval. Following the executive peer group selection criteria, a total of seven U.S. companies have been added to the executive compensation peer group: Black Stone Minerals LP, Cabot Oil & Gas Corp., Cimarex Energy Co., Kosmos Energy Ltd., Murphy Oil Corp., Range Resources Corp., and SM Energy Co. The executive compensation peer group will be reviewed in 2019 and will be updated as required, based on publicly available information at the time of the approval.

Page 69 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Compensation Discussion and Analysis

The table below summarizes the selection process to determine the executive compensation peer group.

Peer Group closely matched to Vermilion in terms of size. Vermilion’s percentile positioning as at December 31, 2018:

ñ	Enterprise Value: 65th Percentile
ñ	Market Capitalization: 71st Percentile
ñ	Revenue: 41st Percentile

		Peer Group Selection Criteria
		Vermilion Multiple			Other Criteria
	Company Name[1]	Enterprise Value[2,3,4] ($)	Market Capitalization[2,3,4] ($)	Revenue[2,3,4] ($)	Dividend Yield (%)	Operations
Canadian E&P (0.25x – 4.0x)	ARC Resources Ltd.	3,512	2,863	1,247	7.4	Canada
	Baytex Energy Corporation	3,439	1,335	1,115	N/A	Canada & U.S.
	Crescent Point Energy Corporation	6,539	2,278	3,295	8.7	Canada & U.S.
	Encana Corporation	8,649	5,509	5,457	1.0	Canada & U.S.
	Enerplus Corporation	2,872	2,538	1,293	1.1	Canada & U.S.
	MEG Energy Corp.	5,728	2,289	2,673	N/A	Canada
	Paramount Resources Ltd.	1,731	936	896	N/A	Canada
	Seven Generations Energy Ltd.	5,980	3,928	3,215	N/A	Canada
	Tourmaline Oil Corp.	6,123	4,619	1,629	2.9	Canada
	Whitecap Resources Inc.	3,057	1,801	1,257	7.4	Canada
U.S. E&P (0.25x – 2.0x)	Black Stone Minerals, L.P.	5,282	4,323	724	9.8	U.S.
	Cabot Oil & Gas Corp.	14,557	12,888	2,501	1.3	U.S.
	Cimarex Energy Co.	8,992	8,053	2,978	1.2	U.S.
	Kosmos Energy Ltd.	4,870	2,213	1,149	3.8	International
	Murphy Oil Corporation	9,927	5,522	3,352	4.3	International
	Range Resources Corporation	8,491	3,257	3,695	0.8	U.S.
	SM Energy Company	5,806	2,370	2,121	0.5	U.S.
	Average (excluding Vermilion)	6,209	3,925	2,270	3.6	–
	Vermilion	6,294	4,392	1,526	9.6	International
	Statistical Distribution (excluding Vermilion):
	ñ 25th Percentile	3,512	2,278	1,247	1.1	–
	ñ Median	5,806	2,863	2,121	2.1	–
	ñ 75th Percentile	8,491	4,619	3,215	6.6	–
	ñ Vermilion Percentile	65	71	41	93	–

Notes:

1.	Figures reflect 2018 fiscal year results.
2.	Enterprise value, market capitalization and revenue are set out in millions of dollars.
3.	Enterprise value for U.S. companies has been converted at a December 31, 2018 rate of 1.3642 (USD/CAD). Market capitalization and revenue for U.S. companies has been converted at a 2018 average rate of 1.296 (USD/CAD).
4.	Enterprise value, market capitalization and revenue as at December 31, 2018.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 70

Corporate Performance Results and Compensation Impact

2018 Performance – Corporate Scorecards Measures and results

Establishing Performance Objectives

The corporate performance scorecard metrics are reviewed annually to ensure the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers where data is readily available to the public and that internal metrics are robust. The GHR Committee continues to recommend enhanced disclosure to better demonstrate the link between the Company’s performance and our compensation practices. Achievements on the key elements of STIP and LTIP corporate performance scorecards help determine bonus and long-term incentive spend overall.

The 2018 corporate performance scorecards included both standard industry metrics and internal measures of performance which were compared to plans established by management and approved by the Board of Directors. The balanced scorecard approach was developed to measure corporate performance across multiple metrics for the 2018 year. The Board has approved a change to the 2019 corporate performance scorecards; see full details starting on page 77.

2018 STIP Scorecard Measures (Bonus Determination)

Measure[1]	Description	Rationale
Health, Safety and Environment (“HSE”) (25%)	Year-end performance is measured against an industry-typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management continues to focus on HSE performance.
Production per Share (“PPS”) Growth (25%)	Annual measure of our ability to grow production on a per share basis. PPS = Total production for year / weighted average shares outstanding for year PPS Growth = Current year PPS / Prior year PPS - 1	Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances.
After-tax Cash Flow Recycle Ratio (25%)

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.

After-tax cash flow recycle ratio = fund flows from operations netback / FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.   ability to maximize corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.   the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

One-year Relative Total Shareholder Return (“TSR”) (25%)

One-year TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our shareholders, expressed as an annual percentage.

We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Notes:

1.	The STIP Scorecard measures include non-standardized or non-GAAP measures. See Advisory in Schedule “G”.
2.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercise.
3.	Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Page 71 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Corporate Performance Results and Compensation Impact

2018 STIP Scorecard Results – One-year Period

Achievements on the key elements of our 2018 STIP Scorecard help determine the annual bonus awards.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2018 Performance Year	2018 Corporate Performance Score Calculation at December 31, 2018
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Financial & Operational	HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	25%	1.17	1st Quartile	0.25
	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	10.00%	1st Quartile	0.25
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	1.75x	2nd Quartile	0.50
Market	One-year Relative Total Shareholder Return (“TSR”) Jan. 1 – Dec. 31, 2018	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	(32.6%)	2nd Quartile	0.50
	Overall						Total Weighted Average Corporate Performance Score “1st Quartile”		1.50

The Board was satisfied that the results of its evaluations of Company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the Company overall, resulted in appropriate compensation for 2018.

2018 LTIP Scorecard Measures

Measure	Description	Rationale
Three-year Relative Total Shareholder Return (“TSR”)

Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period including the value of dividends.

Three-year relative TSR = (Current year closing share price + Dividends declared during the three-year period) / Closing share price three years prior – 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.
Production per Share (“PPS”) Growth

Three-year measure of our ability to grow production on a per share basis. Expressed as a compounded annualized return percentage.

PPS = Total production for year / weighted average shares outstanding for year

Three-year PPS Growth = (Current year PPS / PPS three-years prior) ^ (1/3) - 1

Production growth on a per share basis influences equity returns and includes the dilutive impact of equity issuances. The three-year metric assesses whether the Company has been able to sustain PPS growth over a longer timeframe.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given three-year period. The ratio is calculated by dividing the weighted average fund flows from operations netback for the three-year period by the weighted average cost to find or acquire and develop reserves on a per boe basis for the same period.

Three-year after-tax cash flow recycle ratio = Three-year weighted average fund flows from operations netback / Three-year weighted average FD&A costs per boe (including changes in future development costs)

Recycle ratio measures a company’s efficiency on two important dimensions:

1.   ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.   the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment. Measuring recycle ratio over a three-year period incorporates the potential effect of differing commodity price cycles as well as the impact of capital investments and acquisitions over a longer timeframe.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 72

Corporate Performance Results and Compensation Impact

Measure	Description	Rationale
Strategy

Achievement of the goals within each of the six components of our strategic plan:

1.   Best-in-Class Health, Safety & Environment

2.   Top Quartile Shareholder Returns

3.   Robust Portfolio

4.   Operational Excellence

5.   Extraordinary People

6.   Integrated Sustainability

Vermilion’s strategic plan is designed to create value for our shareholders and other stakeholders over the long-term. As such, the measurement of our achievements against these plans form an integral component of our corporate performance scorecard.

LTIP Scorecard (VIP Grant and Performance Factor) – Three-year Period

Achievements on the key elements of our 2018 LTIP Scorecard help determine the VIP grant values and the annual performance factor for the VIP vesting.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2018 Performance Year	2018 Corporate Performance Score Calculation at December 31, 2018
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Three-year Relative Total Shareholder Return (“TSR”) Jan. 1, 2016 – Dec. 31, 2018	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	(8.1%)	2nd Quartile	0.50
Financial & Operational	Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	25%	7.40%	1st Quartile	0.25
	After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	25%	1.85x	1st Quartile	0.25
Strategy	Execution of Strategic Plan		2nd Quartile			25%	Overview by year: 2016 – 1st Quartile 2017 – 1st Quartile 2018 – 3rd Quartile	Three-year Average: 2nd Quartile	0.50
	Overall						Total Weighted Average Corporate Performance Score “1st Quartile”		1.50

The following table shows our total weighted average quartile ranges for the STIP and LTIP Scorecards.

Quartile	Total Weighted Average STIP and LTIP Ranges
1st Quartile	1 to 1.5
2nd Quartile	1.5001 to 2.5
3rd Quartile	2.5001 to 3.5
4th Quartile	3.5001 to 4.5

Page 73 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Corporate Performance Results and Compensation Impact

2018 Strategic Plan Performance

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year as compared to our long-term strategic plan as part of our corporate performance scorecards. Achievements on the six components of our strategic plan and the NEOs responsible are shown below.

Strategic Plan	Achievements	NEOs
1. Best in Class Health, Safety and Environment (“HSE”)

✓     Continuous improvement in leading and lagging indicators on standard industry measures such as corrective action completion, HSE inspections, emergency response exercises, recordable injuries and spill volumes. See notes 2 and 3 on page 71. Increased our proactive hazard identification reporting by 60%.

✓     Acceptance of the Corrib Production Safety Case and integration of Vermilion’s management systems while maintaining a safe operation.

✓     Further developed and validated critical procedures and implemented fit-for-purposes training and competency programs.

✓     Customized training programs related to HSE leadership and operator competency that combine HSE culture, knowledge management and technical safety, resulting in a direct improvement of our HSE performance and our capacity to integrate new operating areas.

✓     Further developed and implemented a comprehensive HSE integration plan for Vermilion's new and emerging operations in Germany, Central Eastern Europe, United States and Ireland.

✓     Implemented Vermilion "High 5" behavioral safety program globally, a flagship individual safety awareness and prevention tool.

✓     In 2018, Vermilion was recognized by CDP with a Climate Leadership Level rating of (A-). Vermilion is the only Canadian oil and gas sector company to achieve this level, which places us among the top two percent of companies in North America and the top five percent globally.

✓     The Global Responder program completed the second year of operations, where we supported critical resources for the communities where we live and work, including medical response helicopters, marine rescue services and ambulance services.

✓ Marino ✓ Kaluza ✓ Tan
2. Top Quartile Shareholder Returns

✓     Generated a total shareholder return of -32.6% in 2018, compared to a peer group average, excluding Vermilion, of -40.8%.

✓     Cumulative three-year return of -8.1% ranked in the second quartile among our peers, compared to a peer group average, excluding Vermilion, of -20.1%.

✓     Fund flows from operations in 2018 was $839 million ($5.96/basic share1), an increase of 39% from the prior year (19% on a per share basis), due to higher production volumes and commodity prices, which were partially offset by $111 million of realized hedging losses.

✓     Net earnings in 2018 were $272 million ($1.93/basic share), representing a 336% increase over the prior year (271% on a per share basis). We generated a ROCE[1] of 9%, compared to our five-year average ROCE of 4%.

✓     In keeping with our model of self-funded growth, our payout ratio in 2018 for exploration and development capital expenditures and cash dividends was 104% of fund flows from operations. We remain on track to fully fund our 2019 dividend and capital program within FFO, while excess cash generation will be earmarked for further debt reduction.

✓     Maintained our monthly cash dividend of $0.23 per share. Effective with the April 2018 dividend, the Board approved a 7% increase to the monthly dividend from $0.215 per share to $0.23 per share. Vermilion is the only one of its peers that has never cut its dividend.

✓     Participated in over 480 meetings with capital markets participants including institutional investors, research analysts, sales, retail brokers and others.

✓     Delivered an Investor Day on November 27, 2018 in Toronto, focusing on our long-range plans for the growth and sustainability of the Company, including a detailed discussion of our project inventory in each business unit.

✓     Delivered 10% production per share growth year-over-year in 2018. Proved plus probable reserves on a per share basis increased 31% year-over-year.

✓ Marino ✓ Glemser ✓ Kaluza ✓ Jasinski ✓ Tan

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Strategic Plan	Achievements	NEOs
3. Robust Portfolio

✓     Proved plus probable ("2P") reserves increased 63% to 488.1[2] mmboe. We replaced 187% of 2P reserves through development activities and 695% including acquisitions.

✓     Proved ("1P") reserves increased 69% to 298.2[2] mmboe. We replaced 157% of 1P reserves through development activities and 481% including acquisitions. Our 1P F&D cost was $13.49 per boe, including FDC, resulting in an organic 1P Operating Recycle Ratio (including FDC) of 2.3x.

✓     Proved developed producing ("PDP") reserves increased 55% to 192.1[2] mmboe. We replaced 130% of PDP reserves through development activities and 314% including acquisitions. Our PDP F&D cost was $15.65 per boe, including FDC, resulting in an organic PDP Operating Recycle Ratio (including FDC) of 2.0x.

✓     Vermilion's GLJ 2018 Resource Assessment indicated risked low, best, and high estimates for contingent resources in the Development Pending category of 156[3] mmboe, 240[3] mmboe, and 334[3] mmboe respectively, increases of 45%, 36% and 32% from year-end 2017. The GLJ 2018 Resources Report also indicates risked low, best, and high estimates for contingent resources in the Development Unclarified category of 11[3] mmboe, 37[3] mmboe, and 53[3] mmboe respectively, increases of 47%, 13% and 15% from year-end 2017. Over 86% of our risked contingent resources reside in the Development Pending category. Prospective resources were assessed at risked low, best and high estimates of 55[3] mmboe, 161[3] mmboe, and 284[3] mmboe respectively, increases of 7%, 5% and 9% from year-end 2017. Our contingent and prospective resource bases remain a source of reserve additions, with 17 mmboe of contingent resources converted to 2P reserves during 2018.

✓     In 2018, we were able to opportunistically conclude the Spartan acquisition, a Saskatchewan/Manitoba waterflood purchase, a Powder River Basin stacked zone land and production acquisition, and the consolidation of additional Corrib interest. These important acquisitions enhanced our margins, reduced risk in our operating and financial profiles, expanded our development project inventory, increased our operating control, and diversified our asset base away from Alberta, with its particularly challenged product pricing. As a result of our organic and acquisition activities, we generated a ROCE of 9% in 2018, compared to our five-year average ROCE of 4%.

✓     On November 30, 2018, we assumed operatorship of the Corrib project and completed the transfer of Shell E&P Ireland Limited along with an incremental 1.5% working interest in Corrib to Vermilion from Nephin Energy Holdings Limited, a wholly owned subsidiary of Canada Pension Plan Investment Board. The assumption of the operatorship in this complex deep water setting brings Vermilion’s percentage of production that is operated up to 90%.

✓     In Central and Eastern Europe, we drilled our first well early in 2018 on the South Battonya concession in Hungary. In Croatia, we acquired an additional 150 square kilometres of 2D seismic data in our DR-04 license to expand on the first phase of 2D seismic data we acquired in Q2 2018. In Slovakia, we were granted the Topolcany license which is adjacent to our existing Trnava license. The Topolcany license is owned 50/50 with our partner in Slovakia (NAFTA) and adds 301,000 acres (150,500 net) to our portfolio.

✓     In Australia, we began drilling two wells in early November 2018 and successfully completed the wells in late January 2019. These were the most technically challenging wells ever executed at Vermilion.

✓     Continued to employ prudent fiscal management strategies, providing ample liquidity to execute our business plan and a lower debt ratio than the North American oil and gas sector average. Our trailing net debt-to-FFO ratio was 2.3x at December 31, 2018, the same as at the end of 2017 despite 2018’s increased commodity volatility.

✓ Marino ✓ Glemser ✓ Kaluza ✓ Tan

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Strategic Plan	Achievements	NEOs
4. Operational Excellence

✓     Delivered record annual production of 87,270 boe/d, representing a year-over-year increase of 28%, or 10% on a per share basis. Achieved a significant operational milestone in Q4 2018 when our production exceeded 100,000 boe/d for the first time in our history.

✓     Our operating recycle ratio (including FDC) at the 2P level increased to 3.8x in 2018, compared to 2.8x in 2017, as a result of higher operating netbacks and a significant decrease to our F&D costs (including FDC). Organic F&D costs (including FDC) decreased 21% in 2018 to $8.32/boe, compared to $10.57/boe in 2017. These metrics remain strong relative to historical industry averages, and reflect the significant improvement in our capital efficiencies over the last several years.

✓     Increased our operating netback (excluding hedging) by 8% compared to 2017, resulting from stringent cost control, allowing us to manage through higher commodity volatility in 2018 compared to 2017.

✓     On a per unit basis, annual operating and G&A expenses decreased by 12% and 50%, respectively, since 2013, and these lower cost levels are the "new normal" for Vermilion. Finding and Development Cost (including Future Development Cost) has been reduced by 76% since 2011.

✓ Marino ✓ Kaluza ✓ Tan
5. Extraordinary People

✓     Recognized by the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.

✓     Recognition in 2018 Globe and Mail's Board Games survey ranking 2nd in the oil and gas sector and in the top quartile of Canadian corporations in the S&P/TSX Composite Index.

✓     Recognized for excellence in managing governance risk by Institutional Shareholder Services QualityScore with decile score of "3" for Governance practices. A decile score of "1" indicates lower governance risk; "10" indicates higher governance risk.

✓     Listed in the 2018 Best Practices report by the Coalition for Good Governance for our Circular disclosure on benefits and perquisites, demonstrating our best in class governance disclosure.

✓ Marino ✓ Jasinski
6. Integrated Sustainability

✓     The Company received a top quartile ranking for our industry sector in RobecoSAM's annual CSA. The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

✓     Vermilion was ranked top of our peer group in the Sustainalytics ESG rankings.

✓     In 2018, Vermilion's MSCI ESG rating continued at A, and our score on MSCI's Governance Metrics Report ranks Vermilion in the top decile globally.

✓     We received ISS decile ratings of "1" for Environmental and "2" for Social QualityScores, which provide a measure of corporate disclosure and transparency practices in these areas.

✓     Vermilion has earned recognition on the Corporate Knights' Future 40 Responsible Corporate Leaders in Canada listing every year since the list's inception in 2014. In 2018, we ranked 11th, and were the highest rated oil and gas company on the list.

✓     In February 2019, Vermilion was a finalist for the Finance and Sustainability Initiative's ("FSI") award for Best Sustainability Report in the Non-Renewable Resources - Oil and Gas category. Based in Montreal, the FSI is a non-profit organization dedicated to promoting sustainable finance and, more specifically, responsible investment to financial institutions, companies, and universities. Sustainability reports were graded on a number of criteria, including transparency and balance, reliability and completeness, and the use of ESG materiality. Vermilion won this award in 2018.

✓     VET emphasized strategic community investment in each of our operating areas by focusing our employee time, engagement and organizational funding on four pillars: Homelessness and Poverty (e.g. Wood’s Homes in Canada and Bartholomew’s House in Australia), Health and Safety Promotion (e.g. Croatian Mine Action Center), Environmental Stewardship (e.g. our MLP partnership in the Netherlands with It Fryske Gea supported nature conservation and maintenance in four of their nature reserves) and Celebrating our Cultures (Future Stars of Curling in Canada).

✓ Marino ✓ Kaluza ✓ Jasinski

Notes:

1.	Non-GAAP measure. See Advisory in Schedule “G”.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018.
3.	Estimated risked contingent resource estimates as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018. See Appendix A of Vermilion’s 2018 Annual Information Form for further details on the chance of development and other country-specific contingencies.

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2019 Performance – Corporate Scorecards CHAnges

Our Board formed a sub-committee in 2018 to review the scorecard structure, consisting of a combination of Board and Management representatives; Messrs. Donadeo, Marino and Larke, and Mses. Knickel and Jasinski. The sub-committee met numerous times throughout the year to review Vermilion’s short-term and long-term incentive scorecards, supported by considerable discussion and statistical analysis of various performance metrics as compared to our peers.

The review’s purpose was to ensure our scorecards include the short-term and long-term performance measures that best drive a high-performing and peer leading organization. We recognize the importance of selecting metrics, and associated challenges, to motivate the organization’s behaviour in the direction of the results we are striving to achieve. We also want to ensure that the metrics and targets chosen limit compensation risk and do not encourage unintended behaviour. We concur with shareholders and recent industry studies that have suggested scorecards with a focus on returns in addition to operational targets drive the desired behaviour that provide strong long-term performance. We use the same scorecards for everyone, including the employees and executives.

The information reviewed by the sub-committee was presented to the GHR Committee for their final recommendation to the Board in December 2018, and resulted in changes to the scorecards used to determine short-term and long-term compensation for 2019. As an example, and reflecting our focus on continuing our top-ranking sustainability (ESG) performance, we have introduced an integrated sustainability measure into our LTIP Scorecard. We also recognize ISS and Glass Lewis policies and recommendations for scorecard structure, and we have taken their comments into consideration.

STIP Measures Description and Rationale

The 2019 STIP Scorecard introduces two changes: (i) the replacement of the production per share growth measure with the debt and dividend adjusted production per share growth measure, with increased quartile targets; and (ii) increased targets for the after-tax cash flow recycle ratio measure, ensuring an additional level of stretch to achieve target levels, reflecting an increasingly competitive industry. No changes were made to the HSE performance measure, as it was reviewed in great depth in 2017 for 2018 and continues its relevance in the new STIP Scorecard. Similarly, the one-year relative TSR measure remains unchanged. As a result, two out of the four STIP measures differ from the LTIP Scorecard. The remaining two measures also provide material differentiation, as the calculations measure performance over a different time period (one year compared to three years). The STIP Scorecard includes two operational and two return measures based on performance metrics.

Debt and Dividend Adjusted Production per Share (“DDAPPS”)

ñ	The DDAPPS is an important operating metric, which replaces the production per share growth measure. The targets were set with consideration for Vermilion’s long-range plan, with its stated growth strategy of approximately 5% per year. A performance below 0% results in bottom quartile performance measurement. We considered relative peer production growth, but the differences between the various oil and gas weightings of our asset base compared to our peers make accurate comparisons difficult, particularly when considering the growth rates that gas-weighted peers are able to achieve. We do not want to incentivize the unintended consequences of the unsustainable “volume growth at all costs” scenario.

ñ	Rather than looking at production per share growth on an absolute basis, this metric normalizes the capital structure of the company to determine a per share growth rate for greater comparability across industry peers. It is meaningful to debt- and dividend-adjust because Vermilion is committed to paying a dividend as part of its growth-and-income capital markets model.

One-year After-Tax Recycle Ratio (“One-year ATAX RR”)

ñ	The one-year ATAX RR is a return-based metric focused on driving low finding and development costs, and maximizing the corporate netback by maximizing sale prices and minimizing operating expenses, interest, tax and general and administrative costs. Quartile hurdles were increased based on relative peer data historical analysis.

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STIP Scorecard (Annual Bonus Determination) – One-year Period

The following table shows the STIP Scorecard for 2019 annual bonus determination.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	Weightings
Financial & Operational	HSE Performance	<1.5	1.5 – 2.5	2.6 – 3.5	3.6 – 4.5	25%
	Debt & Dividend Adjusted Production per Share Growth	>6%	3% – 6%	0% – 3%	<0%	25%
	After-tax Cash Flow Recycle Ratio	>2.2x	1.6x – 2.2x	1.0x – 1.6x	<1.0x	25%
Market	One-year Relative Total Shareholder Return (“TSR”) Jan. 1 – Dec. 31, 2019	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%

LTIP Scorecard

Our LTIP Scorecard measures the Company’s success on a three-year basis to determine long-term compensation that rewards employees for their contributions to and achievements of long-term business results. The LTIP Scorecard includes two operational and three return-based performance metrics. The four changes to the 2019 LTIP Scorecard are: (i) replacement of the production per share growth with the debt and dividend adjusted reserves per share growth, including robust quartile targets, (ii) addition of a return-based metric, FFO return on capital employed; (iii) addition of a sustainability measure based on Vermilion’s ESG performance relative to our peers; and (iv) increased quartile targets for the after-tax cash flow recycle ratio, reflecting an increasingly competitive industry. As a result, three out of the five LTIP measures differ from the STIP Scorecard. The remaining two measures also provide material differentiation, as the calculations measure performance over a different time period (cumulative three-year period compared to one-year).

Three-year Total Shareholder Return (“Three-year Cumulative TSR”)

ñ	Calculated by dividing the closing share price in the current year, plus all dividends declared over the preceding three-year period, by the closing share price three years ago.

ñ	A relative total shareholder return metric is important, as it measures the market view of our performance and is aligned with the shareholder experience. While this is a similar metric to the one-year TSR, we believe it is appropriate for the LTIP and differentiated from the one-year metric used in the STIP, as it measures the same performance period as the equity grant to vest period. For example, the 2019 grant that vests in April 2022 will be paid out based on the 2021 LTIP Scorecard, which includes TSR performance from January 1, 2019 to December 31, 2021. The three-year TSR is calculated over a longer time frame than the one-year TSR, as it reflects the cumulative three-year return of share price and dividends.

ñ	The longer time horizon of the calculation effectively aligns our performance with the objectives of our shareholders, as the ability to provide both growth (through share price return) and income (through stable and growing dividends) is a reflection of the execution of our corporate strategic plan. Furthermore, the outcome of the one-year TSR may well be different than the three-year TSR (i.e. score in different quartiles on each).

Three-year Debt and Dividend Adjusted Reserves per Share Growth (“Three-year DDARPS”)

ñ	Calculated by dividing the period-end 2P (proved and probable) debt and dividend adjusted reserves per share by the 2P debt and dividend adjusted reserves per share three years prior, expressed as a compound annualized return.

ñ	The three-year DDARPS metric is an important operational metric and the hurdles were set with consideration for Vermilion’s long-range plan. We considered relative peer reserve growth, but also considered that the oil weighting of Vermilion’s asset base makes it more difficult to drive the

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reserve growth rates that North American gas-weighted peers are able to achieve. The hurdles align with our production growth targets, as we ensure we continue to grow the reserve base on a debt and dividend adjusted basis to support the sustainability of our business into the future. Performance below zero percent results in a bottom quartile ranking.

Three-year Cumulative ATAX Recycle Ratio (“Three-year Cumulative ATAX RR”)

ñ	Calculated by dividing the three-year production-weighted after-tax cash netback by the three-year reserve addition-weighted FD&A cost.

ñ	The three-year Cumulative ATAX RR is a return-based metric focused on driving low finding and development costs, and maximizing corporate netback by maximizing sale prices and minimizing operating expenses, interest, tax and general and administrative costs. It directly measures the impact of the “incremental dollar” being invested and has a visible tie to margins and capital efficiency to incentivize employees. Target thresholds were set based on historical relative peer data analysis.

ñ	This is a similar metric to the one-year ATAX RR, but we believe that it provides direct line of sight for our organization to positively affect performance and improve capital efficiency. It is calculated over a longer time than the one-year ATAX RR, and is a cumulative three year recycle ratio.

ñ	The cumulative nature of the metric accounts for capital programs of varying size, corporate and asset acquisitions, and significant reserve additions or writedowns over a cumulative three-year period, all of which impact our FD&A costs over the evaluation period. In order to execute our strategic, the Company must deliver high netbacks over a prolonged timeframe on a capital program-weighted basis, including acquisitions.

Three-year Funds Flow from Operations Return on Capital Employed (“Three-year FFO ROCE”)

ñ	Calculated by dividing cumulative cash flow over a three-year period (i.e. funds flow from operations) by the average capital employed during that period.

ñ	The three-year FFO ROCE metric is a corporate return on capital employed metric that demonstrates long-term company return performance. Quartile targets were set based on historical relative peer data analysis.

Sustainability

ñ	We believe there is a direct link between sustainability performance and overall business performance, including shareholder returns. Moreover, we expect sustainability performance to be a very significant factor in the long-term viability of our economic model, driven by increased emphasis on economic, environmental, social and governance impacts, including both risks and opportunities. As a result, we have introduced a sustainability measure to illustrate to our organization the growing importance of this measure, and to incentivize all members of our staff to focus on sustainability performance in their daily work. We are measuring our performance relative to our peer group in three independent, third-party sustainability rankings: CDP, RobecoSAM and Sustainalytics. We chose CDP, RobecoSAM and Sustainalytics as the agencies to focus on given their robust peer benchmarking systems via Bloomberg. As sustainability ranking standards and agencies evolve, we will review our scorecard weighting and agency selection.

LTIP Scorecard – Three-year Period

Starting in 2019, the LTIP Scorecard model will be used to calculate the performance factor to determine the LTIP multiple. The LTIP Scorecard measures a three-year period equivalent to the grant to vest period.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	Weightings
Market	Three-year Relative Total Shareholder Return (“TSR”)	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	22.5%
Financial & Operational	Debt & Dividend Adjusted Reserves per Share Growth	>6%	3% – 6%	0% – 3%	<0%	22.5%
	After-tax Cash Flow Recycle Ratio	>2.2x	1.6x – 2.2x	1.0x – 1.6x	<1.0x	22.5%
	FFO Return on Capital Employed	>17%	13% – 17%	9% – 13%	<9%	22.5%
	Sustainability ñ Sustainalytics ñ RobecoSAM ñ CDP	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	10.0%

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Annualized Total Shareholder Return1

Vermilion generated a total shareholder return to investors of -32.6% for the year ending December 31, 2018 compared to a peer group average (excluding Vermilion) of -40.8%, a cumulative total return of -8.1% over the last three years and -39.2% over the last five years compared to our peer group average of -20.1% and -59.1%, respectively.

Note:

1.	Cumulative total return for period ended December 31, 2018.

Executive Ownership Guidelines

The Share Ownership Policy manages the holding of shares until separation from the Company and is in place of any restriction on sale of shares after vesting of awards. Effective February 28, 2018, the ownership requirement for the CEO was amended as follows:

ñ	increased share ownership requirement from 5 to 8 times the annual base salary; and

ñ	increased post retirement/resignation holding from 1 to 2 times base salary for a period of at least 12 months.

Share Ownership Policy (times base salary)	CEO	NEOs (Excluding CEO)
Required Share Ownership	8 times	3 times[1]
Average Share Ownership (Vested)	12.7 times	4.1 times
Average Share Ownership (Vested and Unvested)	24.9 times	8.9 times
Post Retirement/Resignation Required Share Ownership	2 times	N/A

Note:

1.	Share ownership requirement for vice presidents is 1 times base salary.

Executives have five years to accumulate the minimum number of shares required from the time they enter the position. The value of unvested share awards are not included in the calculation of ownership. All our executives meet and/or exceed ownership requirements.

After the five-year accumulation period, if an executive is not in compliance with the required Share Ownership Policy, the executive has 30 calendar days to comply.

Clawback Policy (Recoupment of Incentive Compensation)

Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:

ñ	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;

ñ	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and

ñ	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

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In such circumstances, the Company will seek to recover from such executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Recoupment of incentive compensation policy can be found in the Code of Business Conduct and Ethics filed on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

ñ	provides guidelines on material information and appropriate disclosure procedures;

ñ	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;

ñ	allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;

ñ	gives guidance on the appropriate handling of confidential information; and

ñ	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

Anti-Hedging Policy

Vermilion has an anti-hedging policy within our Code of Business Conduct and Ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. The anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

The policy is a robust anti-hedging policy aligned with best governance practices.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2018, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

Succession Planning

We have a succession plan for our executive team.

President and Chief Executive Officer Succession Planning Strategy

The Board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. Annually, the Board reviews the succession plan for the C-Suite positions. We seek to develop and promote talent within the Company to leadership roles including C-Suite positions and have been successful in doing so as evidenced by:

ñ	Mr. Marino promoted to President and Chief Executive Officer from President and Chief Operating Officer in March 2016;

ñ	Mr. Kaluza promoted to Executive Vice President and Chief Operating Officer from Vice President Canadian Business Unit in March 2016;

ñ	Mr. Tan promoted to Vice President, Business Development from Director, Business Development, effective October 26, 2017; and

ñ	Mr. Glemser promoted to Vice President and Chief Financial Officer from Director, Finance effective April 7, 2018.

We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

ñ	development opportunity providing lateral moves across function to increase breadth of knowledge;

ñ	internal leadership development to enhance knowledge of the Company, industry and key leadership skills; and

ñ	enrollment in relevant university or executive leadership programs.

The GHR Committee is responsible for:

ñ	reviewing our talent pool and succession plan on an ongoing basis; and

ñ	ensuring the succession plan is presented to the Board each year. Succession plans for the CEO role are reviewed by the Board on a quarterly basis.

The Board ensures that directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management staff.

In 2018, we initiated a mentoring program for women focusing on development of high-potential women leaders in the Company. We have launched a mentoring pilot program, focused on helping high potential female employees develop their management skills and prepare them for senior leadership roles in the future.

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President and CEO Review

The GHR Committee oversees the performance review of the CEO. Tables starting on page 74 show Vermilion’s achievements under Mr. Marino’s leadership in 2018. Additional information on his personal achievements is on page 88.

Performance Graph

This graph compares the performance of Vermilion over the five-year period ending December 31, 2018 to our peer group and to the S&P/TSX Oil & Gas Exploration & Production Index, each starting with an investment of $100 at the end of 2013 and assuming reinvestment of dividends.

Annual Return	2014	2015	2016	2017	2018
Vermilion Energy	-5.0%	-30.4%	59.4%	-14.4%	-32.6%
Peer Group Average	-22.5%	-36.9%	74.3%	-26.1%	-34.8%
S&P/TSX Oil & Gas E&P Index	-22.1%	-32.1%	55.9%	-13.6%	-33.8%

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Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. In the last five years, the cost of management ratio averaged 0.2% of total market capitalization. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Notes:

1.	NEOs include the CEO.
2.	Non-standardized financial measure. See Advisory in Schedule “G”.
3.	Total NEO compensation as a percentage of 2015 and 2016 net earnings is not applicable as the net earnings for those years were negative.

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2018 Total Compensation Mix

Note:

1.	Numbers in charts do not directly correspond to the table below given Savings Plan and Other compensation are excluded from the charts.

2018 Actual Compensation Mix1

NEOs	Base Salary Rate	Variable Pay-at-Risk		Savings Plan	Other[4]
		Bonus[2]	LTIP Share Awards[3]
Marino	11.85%	15.80%	71.12%	1.11%	0.12%
Glemser	26.67%	18.89%	50.94%	2.69%	0.81%
Kaluza	20.02%	18.59%	58.63%	2.09%	0.68%
Jasinski	23.51%	17.78%	55.31%	2.45%	0.95%
Tan	29.62%	24.95%	41.58%	3.08%	0.77%

Notes:

1.	All amounts are as a percentage of total compensation.
2.	2018 bonus paid March 11, 2019; paid 50% in shares from treasury with immediate vest and 50% paid in cash.
3.	LTIP share awards granted on April 1, 2018.
4.	Other compensation includes parking allowance and executive health plan benefits.

2018 Variable Pay-at Risk-Compensation

Position	Target at Risk Compensation (as a Percentage of Base Salary)		Actual at Risk Compensation (as a Percentage of Base Salary)
	Bonus Target	LTIP Share Awards Target	2018 Bonus[2]	2018 Share Awards[3]
CEO	Value at Median to Top Quartile of the Market[1]		133.33%	599.98%
Executives (excluding CEO)	Value at Median to Top Quartile of the Market[1]		80.88%	214.89%

Notes:

1.	The annual bonus and long-term award values for executives are determined based on the value at median to top quartile of the market for each executive position taking into consideration previous grant values.
2.	2018 bonus payable March 11, 2019.
3.	LTIP share awards granted April 1, 2018.

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Executive Compensation

Named Executive Officers

Anthony Marino	President and Chief Executive Officer
Lars Glemser	Vice President and Chief Financial Officer
Michael Kaluza	Executive Vice President and Chief Operating Officer
Mona Jasinski	Executive Vice President, People and Culture
Jenson Tan	Vice President, Business Development

Compensation Philosophy

Vermilion is a publicly traded, widely held, international oil and gas producer. We operate in 10 countries with varying regulatory, political and operational complexities, including onshore and offshore operations across numerous time zones, and a workforce that encompasses multiple technical disciplines, cultures and languages.

Our executive compensation program is designed to reward performance in successfully leading a complex organization, while focusing on key measures of profitability and the creation of shareholder value. Total compensation is targeted between median and top quartile, depending on individual and Company performance. A combination of superior individual and corporate performance results in above median compensation as compared to peers.

CEO

In late 2017 and early 2018, the GHR Committee retained the services of Hugessen to review the competitiveness of the CEO compensation philosophy, ongoing relevance of the compensation peer group and best practice CEO compensation design and governance provisions. The advice and recommendations provided by Hugessen were factors considered in the GHR Committee recommendations and the Board’s decisions regarding CEO compensation.

In 2018, in response to competitive pressures to retain Mr. Marino, we designed a CEO-specific, five-year share-based compensation program requiring strong performance results, and long-term employment for the program to vest. Within this context, we made changes to the quantum of total compensation under the structure of the existing program, benchmarking the total CEO compensation between $5 and $6.5 million. The actual quantum of CEO compensation in any given year remains tied to corporate performance, aligned with shareholder interests.

In order to successfully execute our strategic plan over the next five years, we believe Mr. Marino is critical to the organization and has a track record of delivering value to shareholders. Mr. Marino’s vision and direction are well respected in our investor community and we believe the decisions we made with respect to the CEO targeted compensation are appropriate.

Our shareholders acknowledged Mr. Marino’s track record and the importance of retaining him as CEO by approving this CEO compensation program in 2018.

With strong Company and individual performance, this CEO-specific compensation program will make Mr. Marino’s total compensation competitive with other high-performing peer CEOs in our sector and will be close to the median of the Executive Compensation Peer Group. The five-year program is designed to deliver a payout if corporate performance meets pre-established scorecard targets. In the latter part of 2018, we reviewed our scorecards and made changes to ensure alignment with shareholder interests.

The Board has also developed a robust plan for Mr. Marino’s succession as CEO, which is reviewed quarterly. Our business is more complex than most Canadian mid-cap E&Ps due to our international presence. We feel that Mr. Marino is well suited to lead Vermilion and to deliver the sought-after long-term performance, while potential successors are being prepared for the CEO position in the future.

Sustained Performance

Vermilion’s sustained long-term performance under Mr. Marino’s leadership is reflected through the following results.

ñ	Production Growth, Operating and Capital Efficiency: Achieved production growth of 28% for 2018 compared to 2017 (and 15% (since 2012) on a compounded annual basis), while meaningfully reducing capital and operating costs on a per unit basis.

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ñ	Production per Share Growth: Generated per share growth on all major metrics including production, reserves, FFO and free cash flow. Long-term production and reserves per share growth (since 2012) have been 8% and 12% compounded, respectively, on per share basis.

ñ	Maintained our Dividend: Maintained our dividend through the 2014 to 2016 commodity downturn, increased our monthly dividend in 2018 to $0.23 per share from $0.215 per share , all while reducing our all-in payout ratio to approximately 100%, which has helped maintain the strength of our balance sheet, including management of our debt level at below peer group average.

ñ	Business Growth: Meaningfully grown our business through organic development and disciplined acquisitions that fit our growth-and-income model, including Spartan in Canada, Corrib in Ireland, expansion of our position in the United States, and entry into CEE, along with other acquisitions that met our criteria.

2018 Performance Year Compensation Decisions

Paying Mr. Marino an incremental year-over-year increase – although significant in absolute dollars and something which the GHR Committee does not do lightly – is appropriate to ensure his retention as CEO in a competitive executive market.

ñ	Eighty percent (80%) of the year-over-year increase is in the five-year long-term equity award.

To benchmark the CEO compensation between $5 and $6.5 million, the following changes were made in 2018:

ñ	Base Salary: For the April 1, 2018 annual review, Mr. Marino’s salary was increased to $750,000, representing an increase of 68.1% year-over-year. The base salary is targeted at the median of the Executive Compensation Peer Group.

ñ	Bonus Payment: Mr. Marino’s 2018 performance year annual bonus award paid on March 11, 2019 represents an increase of 33.3% compared to the bonus received in 2018 for the 2017 performance year. The 2018 bonus is paid 50% in treasury shares and 50% in cash. The bonus award is targeted at the median to top quartile of the market depending on corporate performance achievement.

ñ	Long-term Incentive Award: The long-term incentive award is targeted at the median to top quartile of the market depending on corporate performance achievement.

ñ	Three-Year Incentive Award: The 2018 annual share award grant was increased by 3.8% compared to the 2017 share award value.

ñ	Five-Year Incentive Award: In 2018, shareholders approved a five-year CEO Compensation Arrangement with a grant value of $1,500,000.

Mr. Marino’s compensation is comprised of 88% of variable pay-at-risk.

Ownership and Equity-at-Risk

Share ownership as at March 1, 2019 and share price at $33.90.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity at Risk (Vested[1] Shares) ($)	Equity at Risk (Vested[1] & Unvested Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Multiple of Base Salary (Vested[1] & Unvested Shares)
Marino	8 times	9,539,426	18,708,291	12.7 times	24.9 times

Note:

1.	Vested are shares that are settled and not subject to holding periods.

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Executive Compensation

Other NEOs (Excluding CEO)

The 2018 compensation decisions for the executives (excluding the CEO) were benchmarked based on the 2018 Compensation Peer Group. As noted under the CEO compensation section on the previous page, changes to the CEO compensation were made as a result of competitive pressures to retain Mr. Marino. At the time compensation changes were made for the CEO, the intention was to review the compensation for the other executives in 2019.

We compete for talent with companies that have similar business models and global operations, and it is critical to ensure that executive pay is aligned competitively to our compensation strategy and retention. If we had to recruit externally for a new executive officer, our preferred candidate would have international experience. The Executive Compensation Peer Group initiated in late 2017 and finalized in late 2018 is inclusive of companies similar in business model and with global operations.

We concentrate on building talent internally and promoting the high potential employees into leadership roles.

ñ	In 2018, we promoted Mr. Lars Glemser to the Vice President and Chief Financial Officer (“CFO”) position. Mr. Glemser joined Vermilion in 2015. During the three-and-a-half-year period in various financial, operational and investor relations roles, Mr. Glemser was being developed for the CFO position, while gaining exposure to Vermilion’s international business.

ñ	In, 2017, we promoted Mr. Jenson Tan to the Vice President, Business Development position. Mr. Tan joined Vermilion in 2010. Prior to his promotion, he held various roles in business development, most recently Director, Business Development.

The intent is to continue to build our talent internally, and we recognize that we must keep the compensation competitive to ensure retention and attraction of our executive officers.

Going forward, the executive compensation will be aligned to the 2019 Executive Compensation Peer Group, managing the changes over time and taking into consideration executive experience and years in the role.

2018 Performance Year Compensation Decisions

ñ	Base Salary: For executives in the same position year-over-year, the base salaries have been increased on average by 2.8% year-over-year. This is the first increase to the executive salaries since 2014. For three consecutive years (2015, 2016 and 2017), executives in the same position year-over-year did not receive a base salary increase.

ñ	Bonus Payment: For executives in the same position year-over-year, the 2018 annual bonus payments have been increased on average by 29.3% year-over-year. The 2018 bonuses are paid 50% in treasury shares and 50% in cash. The bonus awards are targeted at the median to top quartile of the market depending on individual and corporate performance achievements.

ñ	Long-term Inventive Award: For executives in the same position year-over-year, the LTIP award grants have been increased on average by 2.7% year-over-year. The long-term incentive award is targeted at the median to top quartile of the market depending on corporate performance achievement.

Ownership and Equity at Risk

Share ownership as at March 1, 2019 and share price at $33.90.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity at Risk (Vested[1] Shares) ($)	Equity at Risk (Vested[1] & Unvested Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Multiple of Base Salary (Vested[1] & Unvested Shares)
Glemser	1 times	242,046	839,466	1.0 times	3.5 times
Kaluza	3 times	2,472,056	5,068,592	7.1 times	14.5 times
Jasinski	3 times	1,204,331	3,084,764	4.0 times	10.4 times
Tan	1 times	1,196,365	2,072,646	4.2 times	7.3 times

Note:

1.	Vested are shares that are settled and not subject to holding periods.

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Executive Compensation

2018 Compensation Decisions

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2018.

Anthony Marino

President and Chief

Executive Officer

As President and Chief Executive Officer, Mr. Marino is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our shareholders.

2018 Performance Results

ñ       A total shareholder return of -32.6% in 2018, compared to a peer group average, excluding Vermilion, of -40.8%. Cumulative three-year return of -8.1%, compared to a peer group average, excluding Vermilion, of -20.1%.

ñ       Achieved record annual production of 87,270 boe/d, representing a year-over-year increase of 28% and average annual production per share growth of 10%, while continuing to provide a reliable dividend.

ñ       Cost control and production growth resulted in the highest cash flow ever in the history of the Company. Fund flows from operations in 2018 was $839 million ($5.96/basic share1), an increase of 39% from the prior year (19% on a per share basis), due to higher production volumes and commodity prices.

ñ       Net earnings in 2018 were $272 million ($1.93/basic share1), representing a 336% increase over the prior year (271% on a per share basis). We generated a ROCE[1] of 9%, compared to our five-year average ROCE of 4%.

ñ       Operating recycle ratio (including FDC) at the 2P level increased to 3.8x in 2018, compared to 2.8x in 2017, as a result of higher operating netbacks and a significant decrease to the F&D costs (including FDC). Organic F&D costs (including FDC) decreased 21% in 2018 to $8.32/ boe, compared to $10.57/boe in 2017. These metrics remain strong relative to historical industry averages, and reflect the significant improvement in Vermilion’s capital efficiencies over the last several years.

ñ       Proved plus probable ("2P") reserves increased 63% to 488.1[2] mmboe. We replaced 187% of 2P reserves through development activities and 695% including acquisitions.

ñ       In 2018, completed the Spartan acquisition, a Saskatchewan/Manitoba waterflood purchase, a Powder River Basin stacked zone land and production acquisition, and the consolidation of additional Corrib interest.

ñ       In CEE, drilled the first well early in 2018 on the South Battonya concession in Hungary. In Croatia, acquired an additional 150 linear kilometres of 2D seismic data in our DR-04 license to expand on the first phase of 2D seismic data we acquired in Q2 2018. In Slovakia, we were granted the Topolcany license which is adjacent to our existing Trnava license. The Topolcany license is owned 50/50 with our partner in Slovakia (NAFTA) and adds 301,000 acres (150,500 net) to our portfolio. In Australia, began drilling two wells in early November 2018 and completed the wells in late January 2019.

ñ       Vermilion was recognized by CDP with a Climate Leadership Level rating of (A-). Vermilion is the only Canadian oil and gas sector company to achieve this level, which places us among the top two percent of companies in North America and the top five percent globally.

ñ       Vermilion advanced its strategic plan with successful business development efforts in Canada, the United States and CEE.

2018 Compensation[3]
Base Salary[4]	Bonus Award[5]	LTIP Share Award[6]	Total	Performance-Based
$750,000	$1,000,000	$4,499,880	$6,249,880	88.0%

Notes:

1.	Non-GAAP measure. See Advisory in Schedule “G”.
2.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018.
3.	2018 compensation excludes all other compensation (see page 91).
4.	Base salary as at April 1, 2018.
5.	2018 bonus paid March 11, 2019; paid 50% in shares from treasury with immediate vest and 50% paid in cash.
6.	LTIP share award granted April 1, 2018.

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Executive Compensation

Lars Glemser

Vice President

and Chief Financial Officer

As Vice President and Chief Financial Officer, Mr. Glemser is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

2018 Performance Results

ñ       Increased our operating netback (excluding hedging) by 8% compared to 2017, resulting from our ability to control costs year-over-year in order to maximize cash flow generation from a more favourable commodity price environment in 2018 compared to 2017.

ñ       Successful post-acquisition integration of finance, accounting and information technology to support corporate acquisitions in Canada and Ireland.

ñ       Early adoption of IFRS 16 “Leases” to achieve the stated objectives of the standard and to increase comparability of results in future periods.

ñ       Improved IT performance by implementing measures to enhance security with respect to external access and increased employee training/internal education to reduce cyber-risk.

ñ       Maintained our monthly cash dividend. Vermilion is the only one of its peers that has never cut its dividend. Effective April 2018 dividend, the Board approved a 7% increase to the monthly dividend to $0.23 per share from $0.215 per share.

ñ       Vermilion’s Disclosure Officers participated in over 480 meetings with capital markets participants including institutional investors, research analysts, sales, retail brokers and others.

ñ       Delivered an Investor Day on November 27, 2018 in Toronto, focusing on our long-range plans for the growth and sustainability of the Company, including a detailed discussion of our project inventory in each business unit.

2018 Compensation[1]
Base Salary[2]	Bonus Award[3]	LTIP Share Award[4]	Total	Performance-Based
$240,000	$170,000	$458,436	$868,436	72.4%

Michael Kaluza

Executive Vice President

and Chief Operating Officer

As Executive Vice President and Chief Operating Officer, Mr. Kaluza is responsible for overseeing Vermilion’s global operations, drilling and completion activities, exploration, marketing and health, safety and environment.

2018 Performance Results

ñ       Achieved record annual production of 87,270 boe/d, representing a year-over-year increase of 28% and average annual production per share growth of 10%.

ñ       Managed 2018 capital investment levels to $518 million to reflect the acceleration of our Australian drilling campaign into Q4 2018 and to account for the 2018 acquisitions that added high netback and low decline producing assets while also significantly expanding our future project inventory. The activities supported the record annual production in 2018.

ñ       Operating recycle ratio (including FDC) at the 2P level increased to 3.8x in 2018, compared to 2.8x in 2017, as a result of higher operating netbacks and a significant decrease to the F&D costs (including FDC). Organic F&D costs (including FDC) decreased 21% in 2018 to $8.32/ boe, compared to $10.57/boe in 2017. These metrics remain strong relative to historical industry averages, and reflect the significant improvement in Vermilion’s capital efficiencies over the last several years.

ñ       Proved ("1P") reserves increased 69% from year-end 2017 to 298.2[6] mmboe and Proved plus probable ("2P") reserves increased 63% from year-end 2017 to 488.1[6] mmboe. Our proved developed producing ("PDP") reserves increased 55% to 192.1[6] mmboe. We replaced 130% of PDP reserves through development activities and 314% including acquisitions.

2018 Compensation[1]
Base Salary[2]	Bonus Award[3]	LTIP Share Award[4]	Total	Performance-Based
$350,000	$325,000	$1,024,996	$1,699,996	79.4%

Notes:

1.	2018 compensation excludes all other compensation (see page 91).
2.	Base salary as at April 1, 2018.
3.	2018 bonus paid March 11, 2019; paid 50% in shares from treasury with immediate vest and 50% paid in cash.
4.	LTIP share award granted April 1, 2018.
5.	Non-GAAP measure. See Advisory in Schedule “G”.
6.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018.

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Mona Jasinski

Executive Vice President,

People and Culture

As Executive Vice President, People and Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to sustainability, strategic community investment, global communications and building organizational culture.

2018 Performance Results

ñ       Recognized by the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

ñ       Recognized by the Globe and Mail's Board Games survey ranking Vermilion 2nd in the oil and gas sector and in the top quartile of Canadian corporations in the S&P/TSX Composite Index.

ñ       Recognized in by the Coalition for Good Governance for Circular disclosure on benefits and perquisites, demonstrating our best in class governance disclosure.

ñ       Recognized for excellence in managing governance risk by Institutional Shareholder Services QualityScore with decile scores of "1" for Environment practices, "2" for Social practices and "3" for Governance practices. A decile score of “1” indicates lower governance risk, while a “10” indicates higher governance risk.

ñ       Recognized by the Corporate Knights' Future 40 Responsible Corporate Leaders in Canada listing every year since the list's inception in 2014. In 2018, we ranked 11th, and were the highest rated oil and gas company on the list.

ñ       Received the FSI award for Best Sustainability Report in the Non-Renewable Resources - Oil and Gas category. Based in Montreal, the FSI is a non-profit organization dedicated to promoting sustainable finance and, more specifically, responsible investment to financial institutions, companies, and universities.

ñ       Launched a mentoring pilot program, focused on helping high potential female employees develop their management skills and prepare them for senior leadership roles in the future.

ñ       VET emphasized strategic community investment in each of our operating areas by focusing our employee time, engagement and organizational funding on four pillars: Homelessness and Poverty (e.g. Wood’s Homes in Canada and Bartholomew’s House in Australia), Health and Safety Promotion (e.g. Croatian Mine Action Center), Environmental Stewardship (e.g. our MLP partnership in the Netherlands with It Fryske Gea supported nature conservation and maintenance in four of their nature reserves) and Celebrating our Cultures (Future Stars of Curling in Canada).

2018 Compensation[1]
Base Salary[2]	Bonus Award[3]	LTIP Share Award[4]	Total	Performance-Based
$297,500	$225,000	$700,008	$1,222,508	75.7%

Jenson Tan

Vice President, Business

Development

As Vice President, Business Development, Mr. Tan is responsible for Vermilion’s global business development activities including strategy and portfolio management, acquisitions, marketing and expansion into existing and/or new global, stable locations.

2018 Performance Results

ñ       Completed two separate corporate acquisitions in Canada. In January 2018, acquired high netback, low decline, light oil waterflood assets in Saskatchewan and Manitoba. In May 2018, acquired Spartan Energy Corp. with approximately 23,000 boe/d and 480,000 acres focused in southeast Saskatchewan.

ñ       Expanded U.S. asset base through the acquisition of Powder River Basin asset with approximately 2,500 boe/d light oil production and 55,700 net acres with multi-stack growth potential located approximately 40 miles northwest of the existing assets.

ñ       Assumed operatorship of Corrib asset and CPPIB transferred a 1.5% working interest to Vermilion, bringing our ownership interest in Corrib to 20%.

ñ       Completed other consolidation acquisitions throughout 2018 enhancing our asset bases in Canada and the Netherlands.

ñ       Successfully integrated two significant corporate acquisitions with identification and realization of synergistic cost savings.

ñ       Created evaluation framework and decision process for M&A decision-making providing consistent application of strict acquisition criteria.

ñ       Proved ("1P") reserves increased 69% from year-end 2017 to 298[5] mmboe and Proved plus probable ("2P") reserves increased 63% from year-end 2017 to 488[5] mmboe.

ñ       Our 2P finding and development ("F&D") cost was $8.32 per boe, including future development capital, resulting in an organic 2P Operating Recycle Ratio (including FDC) of 3.8x compared to 2.8x in 2017.

ñ       Our year-end reserve and resources reports recognizes 11.8[5] mmboe of 2P reserves and 30.0[5] mmboe of best-estimate contingent resources, respectively, for the new waterflood projects that came with the Spartan acquisition.

2018 Compensation[1]
Base Salary[2]	Bonus Award[3]	LTIP Share Award[4]	Total	Performance-Based
$285,000	$240,000	$400,016	$925,016	69.2%

Notes:

1.	The 2018 compensation excludes all other compensation (see page 91).
2.	Base salary as at April 1, 2018.
3.	2018 bonus paid March 11, 2019; paid 50% in shares from treasury with immediate vest and 50% paid in cash.
4.	LTIP share award granted April 1, 2018.
5.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 7, 2019 with an effective date of December 31, 2018.

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Executive Compensation

Summary Compensation Table

The summary compensation table below sets out the compensation received by our NEOs over the past three years.

					Non-equity Incentive Plan Compensation ($)
Named Executive Officers and Title	Year	Salary[1] ($)	Share-based Awards[2] ($)	Option- based Awards ($)	Annual Incentive Plans[3] ($)	Long- term Incentive Plans	Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
Marino[5]	2018	668,221	4,999,880	n/a	500,000	n/a	n/a	77,534	6,245,635
President and Chief	2017	446,250	3,638,746	n/a	n/a	n/a	n/a	61,389	4,146,385
Executive Officer	2016	442,491	3,225,665	n/a	n/a	n/a	n/a	54,043	3,722,199
Glemser[6]	2018	230,940	543,436	n/a	85,000	n/a	n/a	31,578	890,954
Vice President and	2017	187,777	159,811	n/a	n/a	n/a	n/a	25,954	373,542
Chief Financial Officer	2016	185,000	132,222	n/a	n/a	n/a	n/a	25,872	343,094
Kaluza[7]	2018	347,308	1,187,496	n/a	162,500	n/a	n/a	48,333	1,745,637
Executive Vice President	2017	340,000	1,249,992	n/a	n/a	n/a	n/a	47,566	1,637,558
and Chief Operating Officer	2016	337,187	1,161,918	n/a	n/a	n/a	n/a	42,986	1,542,091
Jasinski	2018	295,481	812,508	n/a	112,500	n/a	n/a	43,096	1,263,585
Executive Vice President,	2017	290,000	855,414	n/a	n/a	n/a	n/a	41,025	1,186,439
People and Culture	2016	290,000	790,347	n/a	n/a	n/a	n/a	43,030	1,123,377
Tan[8]	2018	282,308	520,016	n/a	120,000	n/a	n/a	37,013	959,337
Vice President, Business	2017	239,277	555,595	n/a	n/a	n/a	n/a	32,495	827,367
Development	2016	218,120	314,521	n/a	n/a	n/a	n/a	30,484	563,125
Total (2016, 2017, 2018)		4,800,360	20,121,290	n/a	980,000	n/a	n/a	642,398	26,544,048
Former Executive
Hicks[9]	2018	98,077	170,000	n/a	n/a	n/a	n/a	16,919	284,996
Former Executive Vice President	2017	340,000	1,569,979	n/a	n/a	n/a	n/a	48,070	1,958,049
and Chief Financial Officer	2016	340,000	1,530,865	n/a	n/a	n/a	n/a	43,785	1,914,650

Notes:

1.	Base salary earned in the year noted.
2.	Includes: (i) the value of share awards granted on April 1, 2018 multiplied by the grant value of $40.71 (fair value) and (ii) 50% of the total value of the 2018 bonus payments ($980,000) paid March 11, 2019 in shares from treasury and vest immediately for NEOs. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2018, the accounting fair value of share-based awards granted to NEOs in 2018 totaled $12,936,118.
3.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. In 2016 and 2017 the full incentive plan payment was paid in shares from treasury for NEOs. In 2018, 50% of the incentive plan payment was paid in treasury shares and 50% paid in cash.
4.	All other compensation includes contributions made by Vermilion to the Savings Plan (as we do not have a pension plan in Canada), parking fees and executive health plan benefits.

NEOs	Year	Savings Plan ($)	Other Perquisites ($)	Total All Other Compensation ($)
Marino	2018	70,163	7,371	77,534
	2017	46,857	14,532	61,389
	2016	46,462	7,581	54,043
Glemser	2018	24,249	7,329	31,578
	2017	19,717	6,237	25,954
	2016	19,425	6,447	25,872
Kaluza	2018	36,467	11,866	48,333
	2017	35,700	11,866	47,566
	2016	35,405	7,581	42,986
Jasinski	2018	31,026	12,070	43,096
	2017	30,450	10,575	41,025
	2016	30,450	12,580	43,030
Tan	2018	29,642	7,371	37,013
	2017	25,124	7,371	32,495
	2016	22,903	7,581	30,484

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Executive Compensation

NEOs	Year	Savings Plan ($)	Other Perquisites ($)	Total All Other Compensation ($)
Former Executive
Hicks	2018	10,299	6,620	16,919
	2017	35,700	12,370	48,070
	2016	35,700	8,085	43,785

5.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.
6.	Effective April 7, 2018, Mr. Glemser was promoted to Vice President and Chief Financial Officer.
7.	Effective March 1, 2016, Mr. Kaluza’s position changed to Executive Vice President and Chief Operating Officer from Vice President Canada Business Unit.
8.	Effective October 26, 2017, Mr. Tan’s position changed to Vice President, Business Development from Director, Business Development.
9.	Effective April 6, 2018, Mr. Hicks retired as Executive Vice President and Chief Financial Officer.

LTIP Share Awards and Value

All share awards granted to NEOs that are outstanding as of December 31, 2018 are subject to the performance factors described on page 65. The value of share awards on December 31, 2018 was calculated using the TSX closing price of $28.76.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	Dec 31/18 Value[4] ($)
Marino	April 1, 2018	April 1, 2023	40.71	36,845	1,499,960	1,271,595
	April 1, 2018	April 1, 2021	40.71	73,690	2,999,920	2,818,701
	April 1, 2017	April 1, 2020	49.00	58,954	2,888,746	2,831,513
	April 1, 2016	April 1, 2017 – 2019	37.70	3,542	133,533	203,736
	April 1, 2016	April 1, 2019	37.70	68,968	2,600,094	3,967,039
	Total			241,999	10,122,253	11,092,584
Glemser	April 1, 2018	April 1, 2019 – 2021	40.71	1,407	57,279	67,443
	April 1, 2018	April 1, 2019 – 2021	40.71	1,839	74,866	89,502
	April 1, 2018	April 1, 2021	40.71	8,015	326,291	306,580
	April 1, 2017	April 1, 2020	49.00	2,189	107,261	105,136
	April 1, 2016	April 1, 2019	37.70	2,673	100,772	153,751
	Total			16,123	666,469	722,412
Kaluza	April 1, 2018	April 1, 2021	40.71	25,178	1,024,996	963,079
	April 1, 2017	April 1, 2020	49.00	20,408	999,992	980,180
	April 1, 2016	April 1, 2017 – 2019	37.70	2,304	86,861	132,526
	April 1, 2016	April 1, 2019	37.70	20,171	760,447	1,160,236
	Total			68,061	2,872,296	3,236,021
Jasinski	April 1, 2018	April 1, 2021	40.71	17,195	700,008	657,723
	April 1, 2017	April 1, 2020	49.00	13,886	680,414	666,933
	April 1, 2016	April 1, 2019	37.70	18,049	680,447	1,038,178
	Total			49,130	2,060,869	2,362,834
Tan	April 1, 2018	April 1, 2021	40.71	9,826	400,016	375,852
	November 8, 2017	April 1, 2018 – 2020	46.10	2,278	105,016	120,220
	April 1, 2017	April 1, 2020	49.00	5,598	274,302	268,867
	August 17, 2016	April 1, 2017 – 2019	48.59	510	24,781	29,335
	April 1, 2016	April 1, 2019	37.70	5,040	190,008	289,901
	Total			23,252	994,123	1,084,175

Notes:

1.	In addition to the 2016 annual award grants, Messrs. Marino and Kaluza received a promotional grant on April 1, 2016 which vest over three years. In addition to the 2018 annual award grant, Mr. Glemser received two promotional grants on April 1, 2018 which vest over three years. In addition to the 2016 and 2017 annual award grants, Mr. Tan received a special grant on August 17, 2016 and a promotional grant on November 8, 2017 which vest over three years.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2018, excluding reinvested dividends.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page 92

Executive Compensation

3.	Value of outstanding share awards granted. No vested share awards remained to be paid out or distributed on December 31, 2018.
4.	The value as of December 31, 2018 on the TSX of $28.76. It does not include the value of reinvested dividends.

An average performance multiple was applied as follows:

a.	Share awards vesting in 2021: 2 for 2018, 1 for 2019, 1 for 2020 for an average of 1.33.
b.	Share awards vesting in 2020: 2 for 2017, 2 for 2018, 1 for 2019 for an average of 1.67.
c.	Share awards vesting in 2019: 2 for 2016, 2 for 2017, 2 for 2018 for an average of 2.

NEOs Value of Share Awards Vested and Bonus Earned During 2018

Award Type	Marino ($)	Glemser ($)	Kaluza ($)	Jasinski ($)	Tan ($)
Share awards[1]	4,952,351	173,074	1,104,172	1,216,028	475,035
Incentive plan awards[2]	1,000,000	170,000	325,000	225,000	240,000

Notes:

1.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $40.71 – the five-day weighted average for the five days preceding the vesting date of April 1, 2018. These share awards were granted on April 1, 2015 for all executives. Mr. Marino received a promotional grant on April 1, 2016 and Mr. Kaluza received a promotional grant on April 1, 2016.
2.	2018 bonus paid March 11, 2019; paid 50% in shares from treasury with immediate vest and 50% paid in cash.

Equity Ownership Changes

The following table sets out the changes to the number and value of vested and unvested shares held by each of the executives from March 1, 2018 to March 1, 2019.

	Shares	Shares		Total Equity at Risk March 1, 2019
Executive	March 1, 2019 (#)	March 1, 2018 (#)	Net Changes (#)	Value[1] ($)	Multiple of Base Salary
Marino[2]	281,399	204,615	76,784	9,539,426	12.7 times
Glemser[3]	7,140	—	—	242,046	1.0 times
Kaluza	72,922	52,059	20,863	2,472,056	7.1 times
Jasinski	35,526	36,169	(643)	1,204,331	4.0 times
Tan[3]	35,291	—	—	1,196,365	4.2 times

Notes:

1.	Calculated based on the total number of shares on March 1, 2019 multiplied by $33.90 (the TSX closing price on March 1, 2019).
2.	Mr. Marino must hold at least 8 times his annual base salary as long as he is employed by Vermilion. He also must continue to hold at least 2 times his annual base salary for at least 12 months following his resignation or retirement.
3.	Messrs. Glemser and Tan were not considered NEOs at March 1, 2018.

Page 93 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Executive Compensation

Termination and Change of Control Benefits

Change of Control

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Effective February 28, 2018, a new executive agreement for our CEO introduced double trigger provisions and eliminated modified single trigger provisions in the event of a change of control. The double trigger provisions were introduced for the purposes of determining the severance payments for the base salary, bonus payments and benefits. Equity awards continue to be managed in accordance with the terms of the applicable plans.

To receive a lump-sum payment pursuant to the revised change of control provisions, two events must occur:

ñ	change of control event; and

ñ	termination of employment by the employer within 10 days of the effective change of control date, or by the executive for a good reason within 60 days of the effective change of control date.

Starting in February 2018, any new executive agreements include a double trigger as described above. Existing executives agreements were grandfathered with modified single trigger provisions in the event of a change of control.

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

ñ	any unpaid salary up to the termination date;

ñ	all outstanding vacation pay; and

ñ	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart on the next page. Based on the 2018 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2018 and the executives were terminated.

Executive	Salary ($)	Bonus ($)	Benefits ($)	Total ($)
Marino	1,500,000	1,309,233	192,066	3,001,299
Glemser	480,000	169,333	84,867	734,200
Kaluza	700,000	472,433	100,032	1,272,465
Jasinski	595,000	339,933	104,497	1,039,430
Tan	570,000	296,200	95,464	961,664
Total	3,845,000	2,587,132	576,926	7,009,058

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Executive Compensation

Termination Chart

Termination Type	Severance	Bonus	LTIP Share Awards	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
Termination by the Corporation for just cause and termination by the executive without good reason	None	None	All share awards expire on the termination date	None
Termination by the Corporation without just cause and termination by the executive for good reason	Two times annual salary[1] for Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Vice Presidents One times average annual bonus[2] for Vice Presidents

All share awards that would have vested at the next applicable vesting date, if the vesting date is within the severance period in accordance with management agreements:

ñ   Executive Vice Presidents: two-year severance period

ñ   Vice Presidents: one-year severance period

Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Vice Presidents One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control (in accordance with the executive agreements)	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for Executive Vice Presidents One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule	Amount equal to cost of benefits for the severance period
Death	Prorated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the prorated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Page 95 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

Schedule “A” – Terms of Reference for the Board

I.	INTRODUCTION
A.	The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")[1] consistent with the Board's responsibility to the shareholders to maximize shareholder value.
B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
B.	At least two-thirds of the directors comprising the Board must qualify as independent[2] directors.
C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time-to-time.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i.	planning its composition and size;
ii.	selecting and setting the terms of reference for the Chair of the Board;
iii.	nominating candidates for election to the Board;
iv.	appointing committees;
v.	determining director compensation; and
vi.	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.	Management and Human Resources

The Board has the responsibility for:

i.	the approval of the succession plan for the Chief Executive Officer (the "President & CEO") as well as the appointment plan of the President and CEO and monitoring President & CEO performance, approving President & CEO compensation and providing advice and counsel to the President & CEO in the execution of the President & CEO's duties;
ii.	approving terms of reference for the President and Chief Executive Officer;
iii.	satisfying itself as to the integrity of the President and Chief Executive Officer and the other executives and that the President and Chief Executive Officer and the other executives create a culture of integrity throughout the organization;
iv.	in consultation with the President and Chief Executive Officer, approve annual objectives that the President and Chief Executive Officer is responsible for meeting;
v.	reviewing President and Chief Executive Officer performance at least annually, against agreed upon written objectives;
vi.	approving decisions relating to senior management including the:
a)	appointment and discharge of officers;
b)	compensation and benefits for executives;
c)	President and Chief Executive Officer's acceptance of public service commitments or outside directorships; and
d)	employment contracts, termination and other special arrangements with executives, or other employee groups.
vii.	ensuring succession planning programs are in place, including programs to train and develop management;
viii.	approving certain matters relating to all employees, including:
a)	the annual salary policy/program for employees;
b)	new benefit programs or material changes to existing programs; and
c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.	Strategy and Plans

The Board has the responsibility to:

i.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
iii.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
iv.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
v.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
vi.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;

Notes:

1.	Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.
2.	The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines.

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Schedules and Other Information

vii.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;
viii.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
ix.	approve material divestitures and acquisitions; and
x.	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
D.	Financial and Corporate Issues

The Board has the responsibility to:

i.	with consideration to the recommendation of the Audit Committee, nominate an external auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for external auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii.	with consideration to the recommendation of the Audit Committee, approve the compensation of the external auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii.	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;
iv.	review operating and financial performance relative to budgets or objectives;
v.	approve annual and quarterly financial statements, related Management's Discussion & Analysis and related press releases and approve release thereof by management;
vi.	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii.	declare and approve dividends;
viii.	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix.	approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.	Business and Risk Management

The Board has the responsibility to:

i.	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;
ii.	assess and monitor management control systems:
a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.	Policies and Procedures

The Board has the responsibility to:

i.	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii.	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii.	adopt a written Code of Business Conduct and Ethics; and
iv.	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i.	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii.	approve interaction with shareholders on all items requiring shareholder response or approval;
iii.	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv.	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v.	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi.	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i.	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii.	approving matters requiring shareholder approval at shareholder meetings.
B.	Legal requirements for the Board include:
i.	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii.	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Page A-2 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

Schedule “B” – Summary of Vermilion Incentive PlaN

The Vermilion Incentive Plan (VIP) was adopted in September, 2010 in connection with the conversion of the Company from a trust to a corporation and replaced the previous Trust Unit Award Incentive Plan. A summary of the VIP is set forth below, and a full copy of the VIP is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

In accordance with TSX requirements, unallocated share awards under the VIP are subject to shareholder approval every three years. In conjunction with the approval of all unallocated share awards and amendment to the maximum number of Common Shares to be delivered to non-employee directors, shareholders approved a reduction of the treasury rolling reserve from 10% to 5% on May 1, 2013 and from 5% to 3.8% on May 6, 2016 (which rolling reserve is proposed to be further amended with shareholder approval at the Meeting, as summarized below).

Condition	Plan Maximum
Reserved for issue to insiders	Currently 3.8% of Vermilion’s issued and outstanding Common Shares[1] (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan); proposed to be amended to 3.5% with shareholder approval at the Meeting[2,3]
Total issued to any participant	Currently 3.8% of Vermilion’s issued and outstanding Common Shares[1] proposed to be amended to 3.5% with shareholder approval at the Meeting[2,3]

Notes:

1.	On a non-diluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
2.	See pages 20 to 21 for further detail on the proposed amendments to the VIP.
3.	Additionally, (i) no one participant may be granted any share award which, together with all share awards granted to such participant would entitle him or her to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares issued to insiders of Vermilion within any one year period, and issuable to insiders of Vermilion, at any time, in each case under the VIP or when combined with all other security-based compensation arrangements, will not exceed 10% of Vermilion’s total issued and outstanding Common Shares.

The VIP provides employees, officers and consultants of Vermilion and its affiliates that are granted share awards with a stake in our future success and aligns their interests with those of shareholders. The number of shares referenced by a share award is determined at the time of grant. The vesting schedules are set out on page 65. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time. Within two and a half months of vesting, at the Board’s election, Common Shares or an equivalent cash value or a combination of cash and shares, are issued to the participant (the “Issue Date”). Share awards that vest before termination or any applicable notice date are paid in full. The following is a summary of how unvested share awards (whether in whole or in part) are treated depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Awards
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Absence	Administered in accordance with “Pro-rated for Time at Work”
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Under the VIP, amendments to: cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirement of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provision of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are terms of the VIP:

ñ	Participants do not have the rights of shareholders, including the right to vote, unless and until shares have been issued upon settlement of a share award.

ñ	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.

ñ	The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:

ñ	amend the number of Common Shares issuable under the VIP;

ñ	result in a material or unreasonable dilution to the number of outstanding Common Shares or any material benefit to a service provider;

ñ	change the class of eligible participants to the VIP which would have the potential of broadening or increasing participation by insiders of Vermilion;

ñ	amended the amendment provision of the VIP;

ñ	amend the VIP to extend the expiry date of share awards granted under the VIP beyond the expiry date of the share awards provided for under the terms and conditions of the VIP; or

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page B-1

Schedules and Other Information

ñ	make any amendment to the VIP that permits a service provider to transfer share awards to any person, other than in the case of the death of the service provider.

ñ	The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.

ñ	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.

ñ	The maximum exercise and surrender periods are December 31st of the third year from the date of grant.

ñ	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval which was last given on May 6, 2016 when shareholders approved all unallocated share awards under the plan for three years. The next shareholder approval of unallocated shares awards under the plan is scheduled for the Meeting.

ñ	Grants are adjusted for changes to employment status; adjustments are directly proportionate to the change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).

ñ	Once the form of settlement of awards is determined by the Board, the vesting of awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the black-out period.

ñ	If: shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase shares at prices substantially below Fair Market Value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

In February, 2019 our Board approved certain amendments to the VIP including: to remove directors as participants under the plan (as non-employee directors participate in the DSU Plan); with respect to the payment of cash, the issue of shares (or any combination thereof) at the election of the Board on settlement of awards; and to align certain provisions with our revised corporate performance scorecards. Shareholder approval for these amendments is not required due to their housekeeping and administrative nature. In addition, our Board also approved other amendments which require shareholder approval and are set out in further detail on pages 20 to 21.

Page B-2 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

Schedule “C” – Summary of FIVE-YEAR Security-Based Compensation Arrangement

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. The purpose of the Compensation Arrangement is to provide an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing potential share dilution under the existing ‘rolling reserve’ limit under Vermilion’s security-based compensation arrangements (discussed further below). A summary of the Compensation Arrangement is set forth below, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Compensation Awards will be settled with Common Shares issued from treasury, which combined with enhanced requirements for share ownership while employed (8 times) and post-retirement (2 times), further aligns the interests of our CEO with the interests of shareholders.

The number of Common Shares subject to a Compensation Award is determined at the time of grant, and all Compensation Awards are 100% performance-based. As noted above, the only eligible participant under the Compensation Arrangement is the CEO (the “Participant”).

Under the Compensation Arrangement, vested Compensation Awards are settled in Common Shares with vested awards (including reinvested dividends) multiplied by the applicable performance factor (as determined by the Board – see page 65 for further information) for each applicable five year period (or shorter in certain circumstances discussed below).

Vesting of Compensation Awards occurs on April 1st of the fifth year following the grant date (or on a subsequent date if there is a trading black-out at that time (as discussed below)), or earlier upon the Participant attaining the age of 65, termination of the Participant’s employment or upon a change of control. If the Participant ceases to provide services to the Company as the CEO (“termination”), unvested Compensation Awards will be treated differently depending on the form of termination as summarized below:

Form of Termination	Vesting and Exercise Provisions for Unvested Awards
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Vest as of the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Change of Control	Vest at the next applicable vesting date or immediately prior to the effective time of a change of control

Compensation Awards may only be settled with Common Shares issued from treasury. Common Shares (less applicable tax withholdings) issuable pursuant to vested Compensation Awards are deliverable within two and a half months of vesting (provided that, in the case of a change of control, Common Shares would be deliverable on the effective date of the change of control (as determined by the Board)). If during the term of a Compensation Award the Participant is absent from employment and not performing the duties of employment for any reason (other than for annual vacation or holiday entitlements) for more than 120 days, the number of underlying Common Shares subject to that Compensation Award will be proportionately adjusted for the number of days the Participant is absent in that five year term (in excess of 120 days).

Under the Compensation Arrangement, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration of the Compensation Arrangement; to change the early termination provisions of a Compensation Award or the Compensation Arrangement which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

In addition to the foregoing, under the Compensation Arrangement:

ñ	The Participant does not have rights as a shareholder in respect of Compensation Awards, including the right to vote, until Common Shares have been delivered in accordance with the terms of the Compensation Arrangement.

ñ	The Participant may not be granted any Compensation Award which, together with all share awards then held by the Participant, would entitle the Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to insiders of the Company, within any one year period, and (B) issuable to insiders of the Company, at any time, in each case under the Compensation Arrangement or when combined with all other Vermilion security-based compensation arrangements, shall not exceed 10% of the Company total issued and outstanding Common Shares.

ñ	The number of Common Shares reserved for issuance pursuant to Compensation Awards is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the Vermilion Incentive Plan, the Employee Bonus Plan, the Employee Share Savings Plan and the DSU Plan) of 3.8% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis (proposed to be amended to 3.5% with shareholder approval at the Meeting), subject to a maximum that may be issued or granted in any calendar pursuant to the Compensation Arrangement of the lesser of (i) 100,000 Common Shares (representing 0.06% of Vermilion’s issued and outstanding Common Shares as at March 1, 2019, and proposed to be amended to 500,000 Common Shares with shareholder approval at the Meeting); or (ii) an annual equity award value of $1,500,000. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.

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Schedules and Other Information

ñ	If: Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the Compensation Arrangement); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the Compensation Arrangement and Compensation Awards to prevent substantial dilution or enlargement of the rights of the Participant thereunder.

ñ	Compensation Awards may not be transferred or assigned except to the estate or a beneficiary of the Participant upon death of the Participant.

ñ	The Board may amend, suspend or discontinue the Compensation Arrangement at any time provided that an alternative arrangement acceptable to the Company and Participant, each acting reasonably, has been approved by the Board, and further provided that, without shareholder approval, no amendment may:

ñ	increase the number of Common Shares issuable under the Compensation Arrangement;

ñ	amend the manner in which Compensation Awards are settled;

ñ	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to the Participant;
ñ	change the class of eligible participants under the Compensation Arrangement;

ñ	amend the amendment provision of the Compensation Arrangement;

ñ	extend the expiry date of Compensation Awards granted under the Compensation Arrangement; or

ñ	permit the Participant to transfer Compensation Awards to any person, other than in the case of the death of the Participant.

ñ	The vesting of Compensation Awards, issuance of shares and sale of shares for taxes occurs automatically under the Compensation Arrangement. Where the Compensation Arrangement ceases to be an automatic plan, the vesting date of Compensation Awards that occurs during a black-out period is extended for 10 business days from the end of the black-out period.

ñ	The Compensation Arrangement does not contain any provisions for financial assistance by Vermilion in respect of Compensation Awards granted under the arrangement.

In February, 2019, our Board approved amendments to the Compensation Arrangement to change the name of the Compensation Arrangement from “Security-based Compensation Arrangement (for Five-Year Share Awards)” to “Five-Year Security-based Compensation Arrangement” and to conform provisions of the Compensation Arrangement with Vermilion’s other security-based compensation arrangements. Shareholder approval for these amendments is not required due to their housekeeping and administrative nature. In addition, our Board also approved other amendments which require shareholder approval and are set out in further detail on pages 23 to 24.

Page C-2 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

SCHEDULE “D” – SUMMARY OF DEFERRED SHARE UNIT PLAN

Background

As discussed in more detail under the Compensation Discussion and Analysis section, non-employee directors and certain other specified non-employee service providers of the Company and its affiliates (“Designated Participants”) are eligible to participate in the DSU Plan. Prior to the Company’s adoption of the DSU Plan, non-employee directors participated in the VIP and were entitled to receive three year VIP share awards. Commencing in 2019 and in lieu of three year VIP share awards, Designated Participants receive deferred share units (“DSUs”) pursuant to the DSU Plan subject to shareholder approval of the DSU Plan at the Meeting. A summary of the DSU Plan is set forth below, and a full copy of the DSU Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The DSU Plan provides long-term incentive awards for Designated Participants. DSUs may be settled, at the election of the Board, with Common Shares, cash or a combination of Common Shares and cash (as discussed further below).

Vermilion believes the DSU Plan provides an effective retention mechanism in the competitive international environment in which the Company operates, and it is aligned with the best governance practice. In addition, the proposed reduced rolling reserve (from 3.8% to 3.5%) demonstrates management commitment to minimizing potential dilution.

Summary of the DSU Plan

The following is a summary of the DSU Plan providing for the grant of DSUs.

The principal purposes of the DSU Plan are to: (i) strengthen the ability of the Company and its affiliates to retain qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; (ii) provide a competitive long-term incentive program to attract qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; and (iii) promote a proprietary interest in the Company through share ownership thereby aligning the interests of non-employee directors and other specified non-employee service providers with shareholders.

The DSU Plan provides for grants of DSUs to Designated Participants. A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual retainer or fee (annual remuneration) to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant’s annual remuneration in the form of DSUs. Under the DSU Plan annual remuneration is the annual retainer or fee payable. Pursuant to an amendment approved by our Board in February, 2019, a Designated Participant may elect to receive DSUs in respect of any meeting fees payable to a Designated Participant.

The grant date with respect to a DSU is the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter where the grant date with respect to a DSU will be December 15) (the “Grant Date”). The first grant of DSUs will be on March 31, 2019.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs will be credited to that DSU Account as of the applicable Grant Date, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant’s Annual Remuneration (and Meeting Fees, as applicable) for the applicable calendar year elected to be received in the form of DSUs by the Fair Market Value (as defined in the DSU Plan) per Common Share on the particular quarterly Grant Date (subject to pro-ration in respect of a particular Designated Participant that ceased to be a Designated Participant in that particular calendar quarter). In all cases, DSUs automatically vest on the Grant Date and have the same value on that Grant Date as the cash amount of the Designated Participant’s Annual Remuneration (and Meeting Fees, as applicable) for which DSUs are being granted.

DSUs granted under the DSU Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or, subject to shareholder approval of the DSU Plan at the Meeting and of unallocated entitlements thereunder every three years thereafter, issued by the Company from treasury.

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to that Designated Participant’s date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable)(“Date of Termination”); (b) fall within a Black-Out Period (as defined in the DSU Plan); (c) be later than December 15 of the next calendar year after that Designated Participant’s Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page D-1

Schedules and Other Information

Among other limitations, the DSU Plan limits the number of Common Shares that may be issuable pursuant to outstanding DSUs granted under the DSU Plan:

ñ	The maximum number of Common Shares reserved for issuance under the DSU Plan and all other security-based compensation arrangements of the Company is 3.5% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis; provided that the Company shall not issue more than an aggregate of 300,000 Common Shares pursuant to the DSU Plan in any one calendar year. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.

ñ	In addition: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to a Designated Participant and any other insiders of the Company, within any one year period, and (B) issuable to a Designated Participant and any other insiders of the Company, at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a Designated Participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

In addition to the foregoing, under the DSU Plan:

ñ	Until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market-Purchased Shares (as defined in the DSU Plan), as applicable, in accordance with the DSU Plan that Designated Participant will not possess any incidents of ownership of such Common Shares.

ñ	If: Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger or consolidation, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the DSU Plan and any outstanding DSUs to prevent substantial dilution or enlargement of the rights granted to the Designated Participant thereunder.

ñ	DSUs may not be assigned, sold, transferred, pledged or charged, and Common Shares or cash payable pursuant to the DSU Plan shall only be paid to a Designated Participant personally except upon the death of a Designated Participant where such payment may be made to the estate or a beneficiary of the Designated Participant.

ñ	The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time. Any amendment shall be subject to consent of the applicable regulatory authorities (including the TSX), and will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the Designated Participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). Without shareholder approval, no amendment may:

ñ	increase the maximum number of Common Shares issuable under the DSU Plan;

ñ	amend the limits on Designated Participant participation;

ñ	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;

ñ	change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;

ñ	amend the amendment provision of the DSU Plan; or

ñ	make any amendment to the DSU Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.

The DSU Plan does not contain any provisions for financial assistance by Vermilion in respect of DSUs granted under the arrangement.

The amended and restated DSU Plan requires shareholder approval and is set out in further detail on pages 19 to 20.

Page D-2 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

Schedule “E” – Summary of Employee Bonus Plan

A summary of the Bonus Plan is set forth below, and a full copy of the Bonus Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment and bonuses may be made in cash, Common Shares or a combination of cash and shares as determined by the Board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced using the TSX five-day trading weighted average share price before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are terms of the Bonus Plan:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Bonus Plan, representing 0.20% of Vermilion’s issued and outstanding Common Shares.
ñ	The number of Common Shares: (i) issued to insiders of the Company within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.

ñ	Participation in the Bonus Plan does not confer any right to continued employment.

ñ	Participants whose employment is terminated (for or without cause) are not entitled to receive a bonus, including termination due to disability, death or other circumstances.

ñ	Vermilion may withhold from payments made under the Bonus Plan to comply with tax withholding obligations.

ñ	The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without shareholder approval:

ñ	amend the number of shares issuable under the Bonus Plan;

ñ	result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or

ñ	change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

At the annual general meeting on May 6, 2016, shareholders approved an amendment to the Bonus Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.8% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis (proposed to be amended to 3.5% with shareholder approval at the Meeting), subject to an annual cap of 300,000 Common Shares that may be issued under the Bonus Plan in any calendar year (proposed to be amended to 500,000 Common Shares with shareholder approval at the Meeting).

In February 2019, our Board approved certain amendments to the Bonus Plan to conform provisions of the Bonus Plan with Vermilion’s other security-based compensation arrangements. In addition, our Board also approved other amendments which require shareholder approval and are set out in further detail on pages 21 to 22.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page E-1

Schedules and Other Information

Schedule “F” – Summary of Employee Share Savings Plan

A summary of the Savings Plan is set forth below, and a full copy of the Savings Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant’s earnings. For each participant, Vermilion makes an employer contribution equal to 1.5 times the amount of each participant’s personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant’s earnings; however, excess contributions do not receive a corresponding employer contribution by Vermilion.

The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Common Shares issued from treasury under the Savings Plan will be priced either: (i) if the plan agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, treasury shares will be issued at the weighted average trading price of the Common Shares on the TSX on the five trading days preceding the treasury issuance date.

Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion’s ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.

Other terms of the Savings Plan include:

ñ	Currently a maximum of 300,000 Common Shares per year are reserved for issuance under the Savings Plan, representing 0.20% of Vermilion’s issued and outstanding Common Shares.

ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.

ñ	A participant’s entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).

ñ	If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.

ñ	Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.

ñ	A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant’s right to terminate his or her participation in the Savings Plan.

ñ	Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

ñ	The Board may amend, suspend, terminate or discontinue the Savings Plan at any time, provided that, without shareholder approval, no amendment may:

ñ	amend the number of Common Shares issuable under the plan;

ñ	increase participation limits solely to the benefit of insiders of Vermilion; or

ñ	amend the amendment provision of the plan.

At the annual general meeting on May 6, 2016, shareholders approved an amendment to the Savings Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security-based compensation arrangements of 3.8% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis (proposed to be amended to 3.5% with shareholder approval at the Meeting), subject to an annual cap of 300,000 Common Shares that may be issued under the Savings Plan in any calendar year (proposed to be amended to 500,000 Common Shares with shareholder approval at the Meeting).

In February 2019, our Board approved certain amendments to the Savings Plan to conform provisions of the Savings Plan with Vermilion’s other security-based compensation arrangements. In addition, our Board also approved other amendments that require shareholder approval and are set out in further detail on pages 22 to 23.

Page F-1 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Schedules and Other Information

Schedule "G" – Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated February 28, 2018, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2017. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.

Forward looking Information

Certain statements included in this Circular may constitute forward looking statements or information under applicable securities legislation. Such forward looking statements are often, but not always, identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar expressions. Forward looking statements in this document may include, but are not limited to: sources of funding for the coming year and the intended use of those funds; Vermilion’s business strategies and objectives; estimated volumes of reserves and resources; future production levels and the timing thereof; statements regarding changes to the calculation methods for performance-based awards; statements regarding the further integration of Vermilion’s sustainability materiality analysis into its Enterprise Risk Management process and Corporate Risk Register; statements regarding the outcome of matters to be voted upon at the Meeting and the outcome if such matters are (or are not) approved; statements regarding the impact of changes to Vermilion’s diversity policies; estimated FFO; and statements regarding the development of Vermilion’s geothermal and biogas projects in the Netherlands.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; future crude oil, natural gas liquids, and natural gas prices; and Vermilion’s ability to successfully implement its business plans and objectives. Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements as Vermilion can give no assurance that such expectations will prove to be correct. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion. Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2018, available on SEDAR at www.sedar.com or on our website at www.vermilionenergy.com.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Non-standardized and non-GAAP financial measures referenced in this document include:

After-tax cash flow recycle ratio: This non-standardized measure is calculated by dividing the fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Fund flows from operations (“FFO”): This non-standardized financial measure is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Fund flows from operations netback: A non-standardized financial measure calculated as fund flows from operations divided by total production over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers.

Fund flows from operations per share: This non-GAAP financial measure is calculated as fund flows from operations divided by the basic weighted average shares outstanding as defined under IFRS.

Vermilion Energy Inc. ■ 2019 Management Proxy Circular ■ Page G-1

Schedules and Other Information

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A non-GAAP financial measure calculated as sales less the sum of royalties, realized hedging gain or loss, transportation, operating expense and PRRT divided by total production over the relevant period and expressed on a per boe basis. We assess the operating netback on a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers prior to corporate expenses and income taxes.

Operating recycle ratio: Non-GAAP financial measure calculated by dividing the operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Payout: Non-GAAP measure defined as net dividends plus capital expenditures and asset retirement obligations settled. May be reflected as a percentage of fund flows from operations.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

Return on Capital Employed (“ROCE”): Calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d	barrel of oil equivalent per day

mcf	thousand cubic feet

mmcf	million cubic feet

mmboe	million barrel of oil equivalent

Page G-2 ■ Vermilion Energy Inc. ■ 2019 Management Proxy Circular

Corporate Information

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chair of the Board
✓	Terms of Reference for the Lead Director
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and Chief Executive Officer
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee
✓	Terms of Reference for the Sustainability Committee

A copy of Vermilion’s security-based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (under “Other Securityholders Documents”).

✓	Vermilion Incentive Plan (filed March 20, 2019)
✓	Deferred Share Unit Plan (filed March 20, 2019)
✓	Five-Year Security-Based Compensation Arrangement (filed March 20, 2019)
✓	Employee Share Savings Plan (filed March 20, 2019)
✓	Employee Bonus Plan (filed March 20, 2019)

VISION

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy.

MISSION

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate.

CORE VALUES

Excellence

We aim for exceptional results in everything we do.

Trust

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

Respect

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

Responsibility

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.